  As filed with the Securities and Exchange Commission on July 10, 1996

                                                Registration No. 333-07713
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                AMENDMENT

                                  NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                         DANIELSON HOLDING CORPORATION
            (Exact name of Registrant as specified in its charter)

               DELAWARE                              95-6021257
   (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)

                               767 THIRD AVENUE
                         NEW YORK, NEW YORK 10017-2023
                                (212) 888-0347
(Name, address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                ---------------
                                LISA D. LEVEY
                               GENERAL COUNSEL
                        DANIELSON HOLDING CORPORATION
                               767 THIRD AVENUE
                        NEW YORK, NEW YORK 10017-2023
                                (212) 888-0347
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ---------------
                         Copies of communications to:

    JOHN J. MCCARTHY, JR.                      MICHAEL W. STAMM
    DAVIS POLK & WARDWELL                 ANDERSON KILL & OLICK, P.C.
    450 LEXINGTON AVENUE                  1251 AVENUE OF THE AMERICAS
  NEW YORK, NEW YORK 10017                NEW YORK, NEW YORK 10020-1182
                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
as soon as practicable after the effective date of this Registration Statement.
                                ---------------

  If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION, DATED     , 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THE       +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS
    , 1996

                             12,363,636 SHARES

                         DANIELSON HOLDING CORPORATION

                                  COMMON STOCK

  Of the 12,363,636 shares of Common Stock, $0.10 par value per share ( the "Common Stock"), being offered, 9,863,636 shares are initially being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,500,000 shares are initially being offered for sale outside of the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). All of the shares of Common Stock offered hereby, are being sold by the Company. The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "DHC." On July 9, 1996, the reported last sale price of the Common Stock on the AMEX was $6.875 per share. C. Kirk Rhein, Jr., the Company's President and Chief Executive Officer, and James P. Heffernan, the Company's Chief Financial Officer, will each purchase $500,000 of Common Stock at the public offering price, net of underwriting discounts and commissions. See "Underwriting."

  Danielson will use a substantial portion of the net proceeds of the Offerings to finance the cash portion of the consideration to be paid in the merger of Midland Financial Group, Inc. ("Midland") into a wholly-owned subsidiary of the Company (the "Merger") and to make a $30 million capital contribution to such subsidiary after the effectiveness of the Merger (the "Capital Contribution"). See "Use of Proceeds." The consummation of the Merger is a condition to the closing of the Offerings.

  IN ORDER TO AVOID AN "OWNERSHIP CHANGE" FOR FEDERAL TAX PURPOSES, DANIELSON'S CERTIFICATE OF INCORPORATION PROHIBITS ANY PERSON FROM BECOMING A BENEFICIAL OWNER OF 5% OR MORE OF DANIELSON'S OUTSTANDING COMMON STOCK, EXCEPT UNDER LIMITED CIRCUMSTANCES DESCRIBED HEREIN. CONSEQUENTLY, NO PERSON MAY ACQUIRE SHARES OF COMMON STOCK IN THE OFFERINGS IF, AFTER GIVING EFFECT TO THAT ACQUISITION, SUCH PERSON WOULD BENEFICIALLY OWN, EITHER DIRECTLY OR INDIRECTLY, MORE THAN 1,445,000 SHARES OF COMMON STOCK. SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DESCRIPTION OF THIS OWNERSHIP LIMITATION AND CERTAIN OTHER FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                                 PRICE   UNDERWRITING   PROCEEDS
                                                 TO THE DISCOUNTS AND    TO THE
                                                 PUBLIC COMMISSIONS(1) COMPANY(2)
- ---------------------------------------------------------------------------------
Per Share.......................................  $          $            $
Total(3)........................................ $          $            $

- --------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $   payable by the Company.

(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to 1,900,000 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds
    to the Company will be $   , $    and $   , respectively. See
    "Underwriting."

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York, on or about         , 1996.

DONALDSON, LUFKIN & JENRETTE                                SALOMON BROTHERS INC
     SECURITIES CORPORATION

  FOR NORTH CAROLINA INVESTORS: THE COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. EACH NORTH CAROLINA BUYER UNDERSTANDS THAT NEITHER DANIELSON NOR ANY SUBSIDIARY OF DANIELSON IS LICENSED AS AN INSURANCE COMPANY IN NORTH CAROLINA NOR DO THEY MEET THE BASIC ADMISSION REQUIREMENTS FOR LICENSING AS AN INSURANCE COMPANY IN NORTH CAROLINA.

  IN CONNECTION WITH THIS OFFERING, THE U.S. UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMEX OR OTHERWISE. SUCH STABILIZING OR MAINTENANCE, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Danielson is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Office located at:
Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed for trading on the AMEX, and reports, proxy statements and other information concerning the Company are on file for inspection at the offices of the AMEX, 86 Trinity Place, New York, New York 10006-1881. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information included in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein and filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and its subsidiaries and the Common Stock, reference is hereby made to the Registration Statement and the exhibits thereto which may be obtained from the Commission in the manner set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended December 31, 1995, Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and Report on Form 8-K dated March 1, 1996, each of which has been filed with the Commission, is hereby incorporated by reference in and made a part of this Prospectus.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, including any beneficial owner, a copy of any and all of the information that has been incorporated by reference into the Registration Statement of which this Prospectus is a part but which has not been delivered with this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates by reference); such requests should be directed to Danielson Holding Corporation, 767 Third Avenue, New York, New York 10017-2023, Attention: Robin M. Derin.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. See "GLOSSARY OF SELECTED INSURANCE TERMS" for definitions of certain insurance terms used herein. This Prospectus contains forward-looking statements which involve risks and uncertainties. The actual results of Danielson could differ materially from those anticipated in these forward-looking statements as a result of certain factors including those set forth under "RISK FACTORS" and elsewhere in this Prospectus.

  Unless otherwise indicated, the information in this Prospectus assumes (i) the U.S. Underwriters' over-allotment option will not be exercised, (ii) the consummation of the Merger and (iii) the consummation of the Capital Contribution. See "PRO FORMA FINANCIAL INFORMATION." All financial information in this Prospectus is presented in accordance with generally accepted accounting principles ("GAAP"), unless otherwise specified. Financial information presented in accordance with statutory accounting practices ("SAP") is identified as such. Unless the context otherwise requires, as used in this Prospectus "Danielson" and the "Company" refer to Danielson Holding Corporation and its consolidated subsidiaries including NAICC; "NAICC" refers to National American Insurance Company of California and its consolidated subsidiaries, and "Midland" refers to Midland Financial Group, Inc. and its consolidated subsidiaries including MRIC and SRIC; "MRIC" refers to Midland Risk Insurance Company and its consolidated subsidiaries; and "SRIC" refers to Specialty Risk Insurance Company and its consolidated subsidiaries; each as of the date of the Offerings. All information concerning Midland included in this Prospectus has been furnished by Midland or derived from information furnished by Midland.

                                  THE COMPANY

  Danielson is a holding company which, through its principal insurance subsidiaries, NAICC and, upon the consummation of the Merger, Midland, is engaged in specialty property and casualty insurance businesses. Danielson's insurance subsidiaries are focused primarily on the non-standard automobile and workers' compensation lines of business. Danielson seeks to build stockholder value through strategic acquisitions of specialty insurance companies as well as through internal growth.

  NAICC is led by an experienced management team whose core expertise is in underwriting and claims management. Management has demonstrated a disciplined underwriting approach by growing premiums only when market conditions are favorable and by curtailing growth when rates do not meet profitability objectives. As a result, NAICC has grown its non-standard automobile net premiums written from $6.7 million in 1993 to $17.0 million in 1995 and reduced its workers' compensation net premiums written from $79.3 million in 1993 to $38.2 million in 1995. NAICC was profitable in each of these years.

  Midland is a specialty writer of non-standard automobile insurance that has experienced significant growth. Management believes Midland's relationship with its general agencies and independent agents has been an important factor in this growth. From 1993 to 1995 Midland's net premiums written grew from $76.8 million to $171.8 million. With the exception of 1995, Midland was profitable in each of these years.

  The acquisition of Midland will increase the Company's presence in the non-standard automobile insurance market and diversify the Company's business geographically by providing immediate access to approximately 8,500 independent agents located in 20 states. In addition, management believes the combination of NAICC's insurance claims management and systems expertise and Midland's successful marketing organization will benefit both companies.

  Danielson is the successor to Mission Insurance Group, Inc. ("Mission"), a company successfully restructured and reorganized through efforts that began in 1985. After the Mission restructuring and as a result of the continuing run-off of Mission's business by trusts administered by various state regulators, Danielson preserved a federal net operating loss carryforward ("NOL") in excess of $1 billion which expires over the period ending 2010. Danielson has no exposure to the old Mission business. As a result of the NOL, Danielson does not expect to pay any material federal income taxes during the period that its NOL is available. In connection with the Merger, the Company will recognize an increase in its paid-in capital of approximately $150 million, reflecting the likelihood of its future utilization of a portion of its NOL.

  On a pro forma basis after giving effect to the Merger, Danielson had net premiums written of $227.1 million and $47.3 million for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, and stockholders' equity of $334 million at March 31, 1996.

  In addition to its core insurance subsidiaries, Danielson also owns a small California non-bank trust company that provides personal trust and employee benefit trust services.

 Danielson's Strategy

  Danielson's long-term strategy is to build stockholder value as a specialty property and casualty insurance company while maintaining a strong capital position by:

    Concentrating on specialty insurance lines of business: Danielson concentrates on specialty insurance lines of business which the Company believes provide opportunities to earn superior returns on invested capital. Specialty insurers develop in-depth customer knowledge and are able to market specifically tailored products to their customers. The Company is currently a specialty writer of workers' compensation and non-standard automobile coverages primarily in California.

    Acquiring additional specialty insurers. A major part of Danielson's future growth strategy is to acquire additional insurers which complement management's core expertise. Danielson generally looks for well-managed acquisition candidates that have the potential for achieving significant profitability and enhancing Danielson stockholder value, either as a result of synergies with existing Danielson operations or by otherwise helping Danielson to achieve its strategic objective of maximizing pre-tax income. The Midland acquisition is a significant step in Danielson's acquisition strategy. Danielson, from time to time, signs confidentiality agreements with potential acquisition candidates relating to the exchange of information. Except for the Merger Agreement, Danielson is not currently a party to any understanding or agreement providing for an acquisition.

    Achieving superior underwriting results: The Company's subsidiaries are directed towards achieving superior underwriting results. Each subsidiary is evaluated primarily on the basis of profitability rather than premium growth or market share. Over the long-term, management believes that superior underwriting results will be achieved through a continued concentration on specialty insurance lines, pricing discipline and compensation plans which reward the management team of each subsidiary, to a large extent, based on underwriting profitability.

    Growing pre-tax income: The availability of Danielson's NOL enables the Company to enhance cash flow by eliminating a substantial portion of its federal income tax liability. Consequently, a significant component of Danielson's operating strategy is to generate significant growth in pre-tax income. Danielson implements that strategy in a number of ways. First, Danielson's policy is to allocate capital to profitable market segments which provide attractive growth opportunities. Second, Danielson's investment portfolio is invested primarily in higher-yielding taxable securities rather than in tax exempt securities. Third, management reinvests excess cash, rather than paying cash dividends, in order to provide a better total return to its stockholders.

    Aligning the interests of managers and stockholders: On an aggregate basis, directors, officers and their families beneficially will own approximately 12.8% of the outstanding Common Stock, pro forma for the Merger and the Offerings. In conjunction with the Offerings, C. Kirk Rhein, Jr., the Company's President and Chief Executive Officer and James P. Heffernan, the Company's Chief Financial Officer, will each purchase $500,000 of Common Stock at the public offering price. The Company seeks to align further the interests of management and stockholders by compensating the management team of each operating subsidiary, to a large extent, based on the operating and financial results of such subsidiary.

 NAICC

  NAICC is a specialty writer of workers' compensation and non-standard automobile insurance policies in California and other western states. NAICC markets its workers' compensation and non-standard commercial automobile insurance products through more than 700 independent insurance agents and brokers, none of whom individually produces more than 5% of NAICC's gross premiums written. NAICC markets its non-standard personal automobile insurance through one general agent that utilizes approximately 600 independent agents.

  NAICC's objective is to grow through expansion of its specialty insurance product lines and its geographic territories. The focus of its strategy is to provide a limited number of insurance products to certain targeted markets in a highly efficient and profitable manner. NAICC is willing to redeploy its capital to profitable lines and profitable markets if and when any specific insurance line or market suffers unacceptable rate deterioration. NAICC's underwriting philosophy emphasizes profitability over premium growth and market share. In accordance with this philosophy, NAICC sets its premiums based upon loss experience and risk exposure rather than upon market factors.

  The 46.5% decline in NAICC's workers' compensation policies in force from 1994 to 1995 demonstrates NAICC's disciplined underwriting philosophy. The profitability of the workers' compensation line of business in California in 1992, 1993 and 1994 increased competition in that line. That competition, coupled with California's adoption of a new "open rating" law in 1995, created a new and less profitable pricing environment in the California workers' compensation market. In accordance with its underwriting philosophy, NAICC continues to price its workers' compensation insurance in a way that NAICC expects will result in profitable operating results. As a result, NAICC has experienced a reduction in the number of workers' compensation policies written and net premiums written in recent periods and has consequently redeployed a portion of its capital into its non-standard automobile insurance business. NAICC's non-standard automobile insurance business has grown from its inception in 1993 to $28.8 million in direct premiums written for the year ended December 31, 1995.

  NAICC is rated B++ (Very Good) by A.M. Best Company ("A.M. Best"), an independent insurance rating organization.

 Midland

  Midland specializes in the underwriting, marketing and servicing of non-standard personal automobile insurance. To a lesser extent, Midland also insures commercial automobile and related risks and coastal dwellings and provides automobile insurance through its Auto 13 program to individuals who file for bankruptcy protection. Midland markets its products primarily through three major company-owned regional offices and through three independently owned general agencies, which use approximately 8,500 independent agents located in 20 southern and western states.

  Midland's strategy is to be a low-cost provider of non-standard personal automobile insurance. Midland's management believes that the non-standard personal automobile market provides greater opportunities for profit than other segments of the automobile property and casualty insurance market. Midland is pursuing a growth strategy that includes an underwriting and marketing focus on selected segments of the non-standard personal automobile market, particularly the minimum liability limit insured. Management believes that by segmenting the market, it can more readily identify attractively priced risks. Midland seeks to expand primarily within its existing markets because it believes that expansion in these markets is more cost effective than expansion in new markets. Midland also has implemented a direct marketing program in areas where its independent agency force is less established.

  In 1995 and the first quarter of 1996, Midland's financial results were negatively affected by Midland's expansion of its new full coverage personal automobile program which was marketed primarily in the states of California and Arizona beginning in late 1994 and early 1995. Midland has taken several significant steps in an effort to restore profitability, including: (i) the discontinuation of the full coverage personal automobile program in California;
(ii) adopting measures to strengthen claims management; and (iii) the expansion of its actuarial department, enabling Midland to more closely monitor profitability and pricing. While the first quarter of 1996 for Midland was profitable, results continued to reflect adverse development from the full coverage business that was discontinued in unprofitable markets in 1995. In 1995, Midland's loss ratio for its full coverage business exceeded the loss ratio for its liability-only business by approximately 24 percentage points.

  Midland is rated B (Adequate) by A.M. Best. On February 27, 1996, A.M. Best announced that it expects to upgrade Midland's rating following the Merger to B+ (Very Good).

                                   THE MERGER

  Danielson entered into an Agreement and Plan of Merger, dated as of February 26, 1996 (as amended, the "Merger Agreement"), which provides for the acquisition of Midland by Danielson. The Merger Agreement provides that each share of common stock, no par value, of Midland (the "Midland Common Stock"), issued and outstanding prior to the Effective Time will be converted in the Merger into a right to receive consideration, consisting of a combination of cash, Common Stock and Series A Cumulative Perpetual Preferred Stock of the Company (the "Preferred Stock"), which will have an aggregate value, based on valuation provisions agreed upon in the Merger Agreement, equal to $14.50 (the "Per Share Merger Price"). The total consideration which Danielson is required to pay in the Merger (currently estimated to be $81,066,832, when valued in accordance with the terms of the Merger Agreement and assuming 5,590,816 shares of Midland Common Stock are outstanding at the Effective Time) will consist of 50% cash, 40% Preferred Stock (valued in accordance with the terms of the Merger Agreement) and 10% Common Stock (valued in accordance with the terms of the Merger Agreement), with the mix of consideration to be received by any individual stockholder being subject to election by Midland stockholders and to certain state securities law restrictions. Danielson has agreed to make the Capital Contribution to Midland upon consummation of the Merger.

  Danielson believes that Midland will benefit from gaining access to NAICC's superior claims handling and systems expertise. Danielson expects that the Capital Contribution will provide Midland the flexibility to reduce or eliminate Midland's reliance on its quota-share reinsurance facility commencing January 1, 1997 and will enable Midland to refinance $26 million in secured bank debt on more attractive terms, both of which are expected to improve Midland's profitability. Due to the availability of Danielson's NOL, Midland will benefit from repositioning its investment portfolio to higher-yielding taxable securities from tax-exempt securities.

  The underwriting operations and strategies of NAICC and Midland will remain separate and distinct after the Merger. Certain personnel of the two companies will be pooled, however, in order to enhance combined profitability. In addition, senior executive officers of Danielson, Midland and NAICC will be members of an Insurance Executive Committee, the purpose of which will be to identify and exploit opportunities to reduce costs through joint or pooled efforts.

  The Company intends to finance the cash portion of the Merger consideration and the Capital Contribution with a substantial portion of the net proceeds of the Offerings. At the closing of the Offerings, and as a condition thereto, the Company will consummate the Merger.

                     DANIELSON'S NOL AND DEFERRED TAX ASSET

 Danielson's NOL

  As of December 31, 1995, Danielson had an NOL of approximately $1.4 billion for federal income tax purposes. This number is based upon actual federal consolidated income tax filings for the periods through December 31, 1994 and an estimate of the 1995 taxable loss. Some or all of the NOL may be available to offset, for federal income tax purposes, the future taxable income, if any, of Danielson and its wholly-owned subsidiaries. While the IRS may attempt to challenge the amount or availability of this net operating loss in the event of a future tax audit, management believes, based in part upon the views of its tax advisors, that its net operating loss calculations are reasonable and that it is reasonable to conclude that Danielson's net operating losses of in excess of $1 billion would be available for use by Danielson. There can be no assurance, however, that Danielson will have available for use some or all of its NOL if such NOL is challenged on audit by the IRS and if such IRS position is upheld in a final unappealable order of a court.

  Danielson's NOL will expire, if not used, in the following approximate amounts in the following years (dollars in thousands):

                                                                   AMOUNT OF
             YEAR ENDING                                         CARRYFORWARDS
             DECEMBER 31,                                          EXPIRING
             ------------                                        -------------
                 1998                                              $ 32,804
                 1999                                               203,869
                 2000                                               249,488
                 2001                                               155,768
                 2002                                               169,767
                 2003                                               196,476
                 2004                                                75,933
                 2005                                                99,961
                 2006                                               129,755
                 2007                                                44,873
                 2008                                                 4,626
                 2009                                                10,938
                 2010                                                 6,107

  Danielson's ability to utilize its NOL would be substantially reduced if Danielson were to undergo an "ownership change" within the meaning of Section 382(g)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). In an effort to reduce the risk of an ownership change, Danielson has imposed restrictions on the ability of holders beneficially owning 5% or more of Common Stock ("5% Stockholders") to transfer the Common Stock owned by them and to acquire additional shares of Common Stock, as well as the ability of others to become 5% Stockholders as a result of transfers of Common Stock. Notwithstanding such transfer restrictions, there could be circumstances under which an issuance by Danielson of a significant number of new shares of Common Stock or other new class of equity security having certain characteristics (for example, the right to vote or to convert into Common Stock) might result in an ownership change under the Code. The issuance of Danielson equity securities in the Merger and the Offerings will not effect such an ownership change.

 Deferred Tax Asset

  Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" ("SFAS 109") requires corporations having an NOL or similar favorable tax attributes to account for those tax attributes as assets. Under the asset and liability method of accounting for income taxes required by SFAS 109, a corporation that has an NOL should currently recognize, for financial accounting purposes, the future federal tax savings by use of its NOL by establishing a deferred tax asset. Deferred tax assets are valued for this purpose using the currently enacted tax rates for the future years in which the NOL will be available. That value is then reduced by a "valuation allowance" if it is more likely than not that some portion of the deferred tax asset will not be realized (for example, because of insufficient levels of future taxable income). After recognizing a deferred tax asset, the entity records an income tax provision on its statement of operations similar to the income tax provision established by other taxable entities. Thereafter, the income tax provision amortizes the deferred tax asset and does not reflect an actual cash charge.

  Danielson has accounted for deferred income taxes in accordance with the asset and liability method since the adoption of SFAS 109 in 1993. Danielson considered all relevant factors impacting its business operations (such as the size of NAICC and Danielson Trust, the operating results of NAICC and Danielson Trust and the competitive environment in which NAICC and Danielson Trust operate) in order to determine whether the operations were "more likely than not" to utilize the NOL. After consideration of all positive and negative factors prior to consummation of the Merger, substantially the full value of the Danielson NOL has been offset by a valuation allowance and Danielson has not recognized any material deferred tax asset.

  Upon consummation of the Merger, Danielson will recognize a deferred tax asset of approximately $150 million by increasing paid-in capital by that amount. The post-Merger reduction of the valuation allowance applicable to Danielson's deferred tax asset is based primarily on Danielson's conclusion that it is more likely than not that the combined post-Merger business operations will earn future taxable income during the period in which Danielson's NOL is available. The estimate used by Danielson for this purpose is based very significantly upon Midland's business prospects. The estimate relating to Midland has been reviewed by Midland and is based on Midland's estimate of its post-Merger taxable income. Some of the assumptions underlying Danielson's estimate inevitably will not materialize, and unanticipated events may occur which could affect Danielson's actual results, positively or negatively. It should be noted, for example, that Danielson's estimate assumes, as required by SFAS 109, that no additional acquisitions will be made by Danielson during the NOL period. As stated earlier, a strategic objective of Danielson is to make additional acquisitions. This section contains forward-looking statements which involve risks and uncertainties. Actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors including those set forth under "RISK FACTORS" and elsewhere in this Prospectus.

  Danielson's post-Merger projected future taxable income will be continuously re-estimated as actual experience emerges. To the extent that such revised estimates are less than previously projected, results of operations will be adversely affected by an increase to the valuation allowance. To the extent that such revised estimates indicate that the original NOL recognition should have been greater than $150 million, the valuation allowance will be reduced by a corresponding increase to paid-in capital.

                                 THE OFFERINGS

Common Stock Offered
 By the Company
  U.S. Offering.......................... 9,863,636 shares (1)
  International Offering................. 2,500,000 shares (1)
    Total................................ 12,363,636 shares (1)
Common Stock to be outstanding
 after the Offerings..................... 28,903,045 shares (1)(2)
Use of proceeds.......................... The net proceeds of the Offerings will be approximately $77.8 million. The
                                          Company intends to use approximately
                                          $40 million of such proceeds to
                                          finance the cash portion of the Merger
                                          consideration and $30 million to
                                          finance the Capital Contribution. The
                                          balance, if any, of such net proceeds
                                          will be used for general corporate
                                          purposes. See "Use of Proceeds."
AMEX symbol.............................. DHC

- --------------------

(1) The number of shares of Common Stock being offered is based upon the number of shares necessary to generate aggregate offering proceeds of $85,000,000. These share amounts assume an offering price per share of $6.875.

(2) Excludes options outstanding on the date hereof to purchase 1,271,537 shares of Common Stock at a weighted average exercise price of $3.52.

                 SUMMARY HISTORICAL FINANCIAL DATA OF DANIELSON

  The following summary consolidated financial data as of March 31, 1995 and 1996 and for each of the three-month periods ended March 31, 1995 and 1996 have been derived from unaudited consolidated financial statements and include all adjustments that Danielson considers necessary for a fair presentation of such financial information for those periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the full year. The consolidated financial data as of December 31, 1991, 1992, 1993, 1994 and 1995 and for each of the years in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of Danielson. The data set forth below should be read in conjunction with "DANIELSON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere herein and the Consolidated Financial Statements of Danielson and related notes included elsewhere herein.

                                                                                                    THREE MONTHS
                                                                                                   ENDED MARCH 31,
                                        YEARS ENDED DECEMBER 31,                                     (UNAUDITED)
                         -------------------------------------------------------------------    ------------------------
                              1991       1992          1993              1994          1995          1995          1996
                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Gross premiums written..    $64,324    $78,319       $95,896          $104,379       $70,949       $21,711       $13,110
Net premiums written....     61,605     74,828        87,953            91,069        55,295        17,613         8,989
Net premiums earned.....     60,590     73,708        86,052            93,291        60,548        18,532         8,968
Net investment income...     11,520     10,107        13,302            11,853        13,161         3,093         2,839
Total revenues..........     73,763     88,440       102,397           110,340        80,081        22,995        13,225
Pre-tax income (loss)...        376      1,984         2,821             3,248         2,436           651           570
Income before
 extraordinary items....        184      1,898         2,746             3,145         2,316           613           557
Net income..............        184      8,046/3/      3,234/2/,/3/      3,895/1/      2,316           613           557
Income per share before
 extra-ordinary items...       0.01       0.13          0.17              0.20          0.14          0.04          0.03
Net income per share....       0.01       0.53/3/       0.20/2/,/3/       0.25/1/       0.14          0.04          0.03
Weighted average shares
 outstanding............ 13,496,620 15,262,984    15,847,682        15,938,018/4/ 15,989,055/4/ 16,048,970/4/ 16,013,221/4/
                                                                                                   AS OF MARCH 31,
                                           AS OF DECEMBER 31,                                        (UNAUDITED)
                         -------------------------------------------------------------------    ------------------------
                              1991       1992          1993              1994          1995          1995          1996
BALANCE SHEET DATA:
Invested assets.........   $141,534   $161,468      $176,738          $181,763      $181,794      $181,687      $168,570
Total assets............    198,873    216,868       234,150           240,529       227,924       237,331       210,389
Stockholders' equity....     46,659     54,764        58,838            62,318        69,821        63,345        65,822
Book value per share....       3.09       3.62          3.89              4.06          4.55          4.12          4.29
                                                                                                    THREE MONTHS
                                                                                                   ENDED MARCH 31,
                                        YEARS ENDED DECEMBER 31,                                     (UNAUDITED)
                         -------------------------------------------------------------------    ------------------------
                           1991       1992          1993              1994          1995          1995          1996
SELECTED GAAP RATIOS:
 /5/
Loss and LAE ratio......    80.6%      78.3%         76.6%             72.3%         80.5%         77.9%         74.4%
Expense ratio...........    39.9       37.9          34.3              33.9          32.9          31.1          45.6
                         ---------- ----------    ----------        ----------    ----------    ----------    ----------
Combined ratio /6/......   120.5%     116.2%        110.9%            106.2%        113.4%        109.0%        120.0%
                         ========== ==========    ==========        ==========    ==========    ==========    ==========

- --------------------
(1) Includes extraordinary gain from distribution from an unaffiliated trust.
(2) Includes extraordinary gains from a former subsidiary, as well as a former trust administered by the California Department of Insurance (the "California Department") as trustee.
(3) Includes extraordinary gain from a former trust administered by the California Department as trustee.
(4) Reflects shares issued upon the 1994 exercise of options to purchase Common Stock.
(5) Reflects operating ratios of Danielson's insurance subsidiaries.

(6) Includes 4.1%, (0.9%), 1.0%, 2.4% and 6.4% for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively, for losses and LAE incurred related to claims arising from businesses in run-off since 1987, which include environmental claims.

                  SUMMARY HISTORICAL FINANCIAL DATA OF MIDLAND

  The following summary consolidated financial data as of March 31, 1995 and 1996 and for each of the three-month periods ended March 31, 1995 and 1996 have been derived from unaudited consolidated financial statements and include all adjustments that Midland considers necessary for a fair presentation of such financial information for those periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the full year. The consolidated financial data as of December 31, 1991, 1992, 1993, 1994 and 1995 and for each of the years in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of Midland. The data set forth below should be read in conjunction with "MIDLAND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere herein and the Consolidated Financial Statements of Midland and related notes included elsewhere herein.

                                                                                THREE MONTHS
                                                                               ENDED MARCH 31,
                                      YEARS ENDED DECEMBER 31,                   (UNAUDITED)
                          -------------------------------------------------  -------------------
                              1991      1992      1993      1994      1995       1995      1996
                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)
RESULTS OF OPERATIONS:
Gross premiums written..    $27,671   $60,927  $101,467  $152,404  $210,206    $49,083   $51,890
Net premiums written....     12,492    24,748    76,819   151,046   171,833     48,293    38,271
Net premiums earned.....     11,878    20,571    55,272   118,218   172,394     38,787    39,064
Net investment income...        806     1,441     3,330     6,190     9,839      2,064     2,159
Total revenues..........     13,071    25,137    64,509   131,486   193,046     42,870    44,731
Pre-tax income (loss)...      1,583     4,566     9,682    10,900   (17,510)     3,522       418
Net income (loss).......      1,116     2,929     7,068     7,925   (10,071)     2,609       528
Net income (loss)               994     1,628     7,068     7,925   (10,071)     2,609       528
 available to
 stockholders...........
Net income (loss) per          0.64      0.56      1.34      1.45     (1.88)      0.48      0.10
 share..................
Cash dividend per share.       0.13      0.09        --      0.10      0.20       0.05        --
Weighted average shares   1,612,566 2,900,147 5,305,824 5,477,666 5,369,461  5,461,805 5,567,338
 outstanding............
                                                                               AS OF MARCH 31,
                                         AS OF DECEMBER 31,                      (UNAUDITED)
                          -------------------------------------------------  -------------------
                              1991      1992      1993      1994      1995       1995      1996
BALANCE SHEET DATA:
Invested assets.........    $13,364   $49,483  $102,987  $165,895  $174,803   $150,787  $162,001
Total assets............     20,630    76,315   148,708   221,820   283,531    219,977   279,575
Notes payable and other       1,128       286    20,000    40,000    27,000     19,000    26,000
 debt...................
Mandatorily redeemable        4,805        --        --        --        --         --        --
 preferred stock........
Stockholders' equity....      6,480    39,880    50,620    57,794    48,845     60,407    50,581
Book value per share....       4.40      9.18      9.57     10.81      9.06      11.29      9.12
                                                                                THREE MONTHS
                                                                               ENDED MARCH 31,
                                      YEARS ENDED DECEMBER 31,                   (UNAUDITED)
                          -------------------------------------------------  -------------------
                            1991      1992      1993      1994      1995       1995      1996
SELECTED GAAP RATIOS:
Loss and LAE ratio......    62.3%     69.2%     69.9%     71.3%      88.2%     71.6%      82.3%
Expense ratio...........    29.5      23.0      23.4      25.1       26.8      23.7       23.5
                            ----      ----      ----      ----      -----      ----      -----
Combined ratio..........    91.8%     92.2%     93.3%     96.4%     115.0%     95.3%     105.8%
                            ====      ====      ====      ====      =====      ====      =====

                        PRO FORMA FINANCIAL INFORMATION

  The pro forma unaudited condensed consolidated financial statements reflect the Merger and related transactions. The pro forma unaudited condensed consolidated balance sheet was prepared assuming the Merger and related transactions were consummated on March 31, 1996. The pro forma unaudited condensed consolidated statement of operations for the three months ended March 31, 1996 and the year ended December 31, 1995 reflect the results of operations of Danielson as if the Merger and related transactions were consummated as of January 1, 1996 and 1995, respectively.

  The historical information has been derived from the historical financial statements of Danielson and Midland. The pro forma unaudited condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Danielson and Midland and the notes thereto and the other financial information pertaining to Danielson and Midland included elsewhere herein.

  The pro forma unaudited condensed consolidated financial statements give effect to the following: (i) the consummation of the Merger and the transactions contemplated thereby; (ii) the sale of 12,363,636 shares of Common Stock in the Offerings at an assumed gross offering price per share, before underwriting discounts and commissions, of $6.875 (the closing price of Common Stock on July 9, 1996) and the issuance of 1,179,154 shares of Common Stock in the Merger at a value of $6.875 per share (resulting in a total issuance of 13,542,790 shares); (iii) the Capital Contribution; (iv) the reduction of Midland's general and administrative expenses associated with salaries of certain executive officers; (v) an increase in Danielson's paid-in capital in the amount of approximately $150 million attributable to the recognition of a portion of the NOL in accordance with SFAS 109; and (vi) purchase accounting adjustments to reflect Midland's assets and liabilities at fair value. The pro forma unaudited condensed consolidated financial statements do not give effect to any exercise of the over-allotment option in the Offerings. If the Merger is approved, Danielson will be authorized to issue in the Merger and the Offerings a total number of shares of Common Stock ranging from 8,867,303 shares (assuming a $10.50 price per share) to 20,690,373 shares (assuming a $4.50 price per share).

  The pro forma unaudited condensed consolidated financial statements have been prepared under the purchase method of accounting for the Merger in accordance with Accounting Principles Board Opinion No. 16. Under purchase accounting, the acquired assets and liabilities of Midland are recognized at their fair value as of the acquisition date. The purchase price, estimated to be approximately $82 million, will be the cash and fair value of securities issued by Danielson in the Merger, including acquisition related expenses. The consideration payable in the Merger will be paid 50% in cash to be raised in the Offerings, 40% in Preferred Stock and 10% in Common Stock.

  The pro forma unaudited condensed consolidated financial statements do not purport to be indicative of the financial position or results of operations which would have been achieved had the Merger been consummated as of the dates indicated or for the periods presented and should not be construed as representative of future financial position or results of operations. The following pro forma material contains forward-looking statements which involve risks and uncertainties. Actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth under "RISK FACTORS" and elsewhere in this Prospectus. The pro forma adjustments are based upon available information and assumptions that Danielson and, where applicable, Midland believe are reasonable under the circumstances.

    DANIELSON HOLDING CORPORATION PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 1996
             (In thousands, except share and per share information)

                                                       PRO FORMA   CONSOLIDATED
                             DANIELSON     MIDLAND    ADJUSTMENTS   PRO FORMA
                            (HISTORICAL) (HISTORICAL) (UNAUDITED)  (UNAUDITED)
REVENUES
Net premiums earned and      $    8,968   $  42,144       --        $   51,112
 policy fees..............
Net investment income.....        2,839       2,159       --             4,998
Net realized investment             --          407       --               407
 gains....................
Other income..............        1,418          21       --             1,439
                             ----------   ---------      ----       ----------
 Total revenues...........       13,225      44,731       --            57,956
LOSSES AND EXPENSES
Net losses and LAE........        6,671      32,147       --            38,818
Policyholder dividends....           44         --        --                44
Policy acquisition                2,539       9,746       --            12,285
 expenses.................
General and administrative        3,358       1,755      (150)/1/        4,963
 expenses.................
Goodwill amortization.....           43          36       814 /2/          893
Interest expense..........          --          629       --               629
                             ----------   ---------      ----       ----------
 Total losses and                12,655      44,313       664           57,632
  expenses................
Income before provision             570         418      (664)             324
 (benefit) for income tax
 and minority interests...
Income tax provision                 13        (125)       51 /3/          (61)
 (benefit)................
                             ----------   ---------      ----       ----------
Income before minority              557         543      (715)             385
 interests................
Minority interests........          --          (15)      --               (15)
                             ----------   ---------      ----       ----------
 Net income (loss)........          557         528      (715)             370
                             ==========   =========      ====       ==========
Net income................          557         528                        370
Less preferred dividends..          --          --                        (811)
                             ----------   ---------      ----       ----------
Net income (loss)            $      557   $     528                 $     (441)
 available to common
 stockholders.............
                             ==========   =========      ====       ==========
Net income (loss) per        $     0.03   $    0.10                 $    (0.01)
 common share /4/.........
                             ==========   =========      ====       ==========
Weighted average common      16,013,221   5,567,000                 29,528,310
 shares outstanding /4/...

- --------------------
(1) Represents the reduction of executive salaries for the three months ended March 31, 1996, associated with Midland personnel whose positions will be eliminated. The absence of such personnel, including Midland's Chairman and Vice Chairman of the Board, is assumed not to adversely impact the operations of Midland.

(2) Represents the amortization of goodwill, using an amortization period no greater than 15 years.

(3) Represents the tax effect of the reduction of executive salaries at a rate of 34% (see note 1).

(4) The pro forma earnings per share data is based on the weighted average number of shares of Common Stock and common share equivalents, including stock options outstanding during the year, adjusted to give effect to shares assumed to be issued in the Offerings and in the Merger as of January 1, 1996. The pro forma net income available to common stockholders includes dividends of $811,000 assumed to have been declared at a rate of 10.0% on the pro forma Preferred Stock outstanding as of January 1, 1996. Assumes a $6.875 pro forma price per share. Assuming a $10.50 pro forma price per share, (i) there would be 24,227,558 shares outstanding and book value per common share would be $12.45; and (ii) weighted average number of shares outstanding would be 24,852,823 and net loss per common share would be $0.02. Assuming a $4.50 pro forma price per share, (i) there would be 36,050,628 shares outstanding and book value per common share would be $8.37 and (ii) weighted average number of shares outstanding would be 36,675,893 and net loss per common share would be $0.01.

Interest income of $549,000 which is estimated to be earned on fixed maturities purchased using the proceeds of the Offerings for the Capital Contribution and otherwise in excess of the Merger consideration ($37,247,000 at a yield of 5.9%), is not included in the Pro Forma Unaudited Condensed Consolidated Statement of Operations.

The elimination of expenses in the estimated amount of $99,000 relating to Midland's status as a public company, is not included in the Pro Forma Unaudited Condensed Consolidated Statement of Operations.

Non-recurring charges in the estimated amount of $500,000 that will be incurred in 1996 by Midland in connection with the Merger are not included in the Pro Forma Unaudited Condensed Consolidated Statement of Operations.

    DANIELSON HOLDING CORPORATION PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1995
             (In thousands, except share and per share information)

                                                        PRO FORMA    CONSOLIDATED
                              DANIELSON     MIDLAND    ADJUSTMENTS    PRO FORMA
                             (HISTORICAL) (HISTORICAL) (UNAUDITED)   (UNAUDITED)
REVENUES
Net premiums earned and
 policy fees...............   $   60,548   $ 183,043        --        $  243,591
Net investment income......       13,161       9,839        --            23,000
Net realized investment
 gains (losses)............          208          (3)       --               205
Other income...............        6,164         167        --             6,331
                              ----------   ---------     ------       ----------
 Total revenues............       80,081     193,046        --           273,127
LOSSES AND EXPENSES
Losses and LAE.............       48,715     152,103        --           200,818
Policyholder dividends.....          137         --         --               137
Policy acquisition
 expenses..................       13,391      50,070        --            63,461
General and administrative
 expenses..................       14,544       6,368       (600)/1/       20,312
Goodwill amortization......          858         135      3,393 /2/        4,386
Interest expense...........          --        1,880        --             1,880
                              ----------   ---------     ------       ----------
 Total losses and expenses.       77,645     210,556      2,793          290,994
Income (loss) before
 provision (benefit) for
 income tax and minority
 interests.................        2,436     (17,510)    (2,793)         (17,867)
Income tax provision
 (benefit).................          120      (7,445)       204 /3/       (7,121)
                              ----------   ---------     ------       ----------
Income (loss) before
 minority interests........        2,316     (10,065)    (2,997)         (10,746)
Minority interests.........          --           (6)       --                (6)
                              ----------   ---------     ------       ----------
 Net income (loss).........   $    2,316   $ (10,071)    (2,997)      $  (10,752)
                              ==========   =========     ======       ==========
Net income (loss)..........   $    2,316   $ (10,071)                 $  (10,752)
Less preferred dividends...          --          --                       (3,243)
                              ==========   =========     ======       ==========
Net income (loss) available
 to common stockholders....   $    2,316   $ (10,071)                 $  (13,995)
                              ==========   =========     ======       ==========
Net income (loss) per
 common share /4/..........   $     0.14   $   (1.88)                 $    (0.47)
                              ==========   =========     ======       ==========
Weighted average shares
 outstanding /4/...........   15,989,055   5,369,461                  29,531,669

- --------------------
(1) Represents the reduction of executive salaries for the year ended December 31, 1995, associated with Midland personnel whose positions will be eliminated. The absence of such personnel, including Midland's Chairman and Vice Chairman of the Board, is assumed not to adversely impact the operations of Midland.

(2) Represents the amortization of goodwill, using an amortization period no greater than 15 years.

(3) Represents the tax effect of the reduction of executive salaries at a rate of 34% (see note 1).

(4) The pro forma earnings per share data is based on the weighted average number of shares of Common Stock, and common share equivalents, including stock options outstanding during the year, adjusted to give effect to shares assumed to be issued in the Offerings and in the Merger as of January 1, 1995. The pro forma net income available to common stockholders includes dividends of $3,243,000 assumed to have been declared at a rate of 10.0% on the pro forma Preferred Stock outstanding as of January 1, 1995. Assumes a $6.875 pro forma price per share. Assuming a $10.50 pro forma price per share, weighted average number of shares would be 24,856,182 and net loss per common share would be $0.56. Assuming a $4.50 pro forma price per share, weighted average number of shares outstanding would be 36,679,251 and net loss per common share would be $0.38.

Interest income of $2,198,000 which is estimated to be earned on fixed maturities purchased using the proceeds of the Offerings for the Capital Contribution and otherwise in excess of the Merger consideration ($37,247,000 at a yield of 5.9%), is not included in the Pro Forma Unaudited Condensed Consolidated Statement of Operations.

The elimination of expenses in the estimated amount of $395,000 relating to Midland's status as a public company, is not included in the Pro Forma Unaudited Condensed Consolidated Statement of Operations.

Non-recurring charges in the estimated amount of $500,000 that will be incurred in 1996 by Midland in connection with the Merger are not included in the Pro Forma Unaudited Condensed Consolidated Statement of Operations.

    DANIELSON HOLDING CORPORATION PRO FORMA UNAUDITED CONDENSED CONSOLIDATED
                    BALANCE SHEET INFORMATION MARCH 31, 1996
             (In thousands, except share and per share information)

                                                     PRO FORMA     CONSOLIDATED
                           DANIELSON     MIDLAND    ADJUSTMENTS     PRO FORMA
                          (HISTORICAL) (HISTORICAL) (UNAUDITED)    (UNAUDITED)
                          ------------ ------------ -----------    ------------
ASSETS
Fixed maturities            $162,916     $147,163    $ 37,247 /1/    $347,326
 available-for-sale.....
Equity securities.......         602       14,838         --           15,440
Short-term investments..       5,052          --          --            5,052
                            --------     --------    --------        --------
 Total investments......     168,570      162,001      37,247         367,818
Cash and cash                    294        3,925        (611)/1/       3,608
 equivalents............
Premiums and fees              7,295       38,755         --           46,050
 receivable.............
Reinsurance                   21,075       19,002         --           40,077
 recoverables...........
Prepaid reinsurance            2,414       21,408         --           23,822
 premium................
Deferred acquisition           1,031        9,440      (5,000)/2/       5,471
 costs..................
Excess cost over net           2,613          --       40,682 /3/      43,295
 assets acquired........
Deferred tax asset......         --         4,350     150,000 /4/     154,350
Other assets............       7,097       20,694         --           27,791
                            --------     --------    --------        --------
 Total assets...........    $210,389     $279,575    $222,318        $712,282
                            ========     ========    ========        ========
LIABILITIES
Unpaid losses and loss      $124,258     $107,716         --         $231,974
 adjustment expenses....
Unearned premiums.......       8,772       81,882         --           90,654
Policyholder dividends..       4,665          --          --            4,665
Notes payable...........         --        26,000         --           26,000
Other liabilities.......       6,872       13,396       4,585 /5/      24,853
                            --------     --------    --------        --------
 Total liabilities......     144,567      228,994       4,585         378,146
STOCKHOLDERS' EQUITY
Preferred Stock.........         --           --          130 /6/         130
Common Stock............       1,537       41,625       1,354 /7/       2,891
                                                      (41,625)/3/
Additional paid-in            46,131        1,887     266,830 /8/
 capital................
                                                       (1,887)/3/     312,961
Net unrealized gain on           639          715        (715)/3/         639
 available-for-sale
 securities.............
Retained earnings.......      17,581        6,354      (6,354)/3/      17,581
Treasury stock..........         (66)         --          --              (66)
                            --------     --------    --------        --------
 Total stockholders'          65,822       50,581     217,733         334,136
  equity................
                            --------     --------    --------        --------
TOTAL LIABILITIES AND       $210,389     $279,575    $222,318        $712,282
 STOCKHOLDERS' EQUITY...
                            ========     ========    ========        ========
 Book value per share...       $4.29        $9.12         --           $10.44

- --------------------
(1) Investment in fixed maturities represents the purchase of fixed maturity securities from proceeds of the Offerings of which $30,000,000 will be contributed post-Merger to Midland. The changes in cash and cash equivalents represent the estimated expenses to be incurred by Danielson in connection with the Merger.
(2) Represents the purchase accounting adjustment to reflect the value of business acquired.
(3) Represents the excess of cost over net assets acquired and the elimination of the equity accounts of Midland at March 31, 1996.
(4) Represents the recording of a deferred tax asset relating to Danielson's NOL which is recorded in connection with the Merger.

(5) Represents the recording of accruals for certain non-recurring Merger expenses contingent upon consummation of the Merger.

(6) Danielson is authorized to issue 10,000,000 shares of preferred stock, par value $0.10 per share. Of such shares, 1,300,000 have been designated Preferred Stock. On a pro forma basis as of March 31, 1996, there would be 1,297,069 shares of Preferred Stock outstanding having an aggregate value of $32,427,000.

(7) Danielson is authorized to issue 40,000,000 shares of Common Stock, par value $0.10 per share. At March 31, 1996, there were 28,913,684 shares of Common Stock issued and 28,903,045 of such shares outstanding after giving effect to the issuance of 13,542,790 shares of Common Stock at an assumed value of $6.875 per share in the Offerings and in the Merger. Assuming a $10.50 price per share, there would be 24,227,558 shares outstanding and book value per common share would be $12.45. Assuming a $4.50 price per share there would be 36,050,628 shares outstanding and book value per common share would be $8.37.

  Midland is authorized to issue 50,000,000 shares of Midland Common Stock, no par value. At March 31, 1996 there were 5,546,522 shares of Midland Common Stock issued and outstanding and 5,590,816 shares (including unexercised options for 44,294 shares) of Midland Common Stock expected to be converted in the Merger.

(8) Represents (i) Preferred Stock issued in connection with the Merger in the amount of $32,427,000 less par value of Preferred Stock issued in the amount of $130,000 (ii) Common Stock issued for purposes of the Offerings and in the Merger in the amount of $93,107,000 less par value of Common Stock issued in the amount of $1,354,000 and other direct costs of stock issuance, including estimated underwriting fees in the amount of $7,220,000 and (iii) the recording of a deferred tax asset in the amount of $150,000,000 attributable to Danielson's NOL which will be recognized in connection with the Merger.

                                 RISK FACTORS

  The shares of Common Stock are subject to a number of material risks, including those enumerated below. Investors should carefully consider these risk factors together with all of the information set forth or incorporated by reference in this Prospectus in determining whether to purchase any shares of Common Stock. This Prospectus contains forward-looking statements which involve risks and uncertainties. Danielson's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

 Holding Company Structure; Dividend Restrictions

  Danielson (on a parent-only basis) currently is, and after the Merger will continue to be, a holding company with substantially all its operations conducted through its subsidiaries. Danielson, however, will be required to make continuing expenditures for administrative expenses, corporate services and dividends on the Preferred Stock. Danielson relies primarily on its existing parent company cash and short-term investments to meet its liquidity needs. Danielson may in the future also rely on dividends and tax sharing payments from its subsidiaries to meet its obligations, although there can be no assurance that such funds will be available.

  Payments of future dividends by the insurance subsidiaries of Danielson are subject to various laws and regulations which limit the amount of dividends that can be paid without prior approval from the applicable state department of insurance. None of NAICC, MRIC or SRIC is able to pay dividends during 1996 without prior approval of the insurance regulators of California, in the case of NAICC, and Tennessee, in the cases of MRIC and SRIC. It is anticipated that Midland and NAICC will be able to pay dividends based on 1996 net income, if any. Under California and Tennessee laws, generally insurance companies may not, without prior regulatory approval, pay dividends in excess of their accumulated earned surplus and are further limited to the greater of (i) 10% of the prior year's statutory surplus, and (ii) the prior year's statutory net income. The maximum dividend amount permitted by law without prior approval is not indicative of an insurer's actual ability to pay dividends, which may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus which could affect an insurer's ratings, its competitive position, the amount of premiums that it can write and its risk-based capital ("RBC") requirements.

  A prolonged material decline in insurance subsidiary profits or materially adverse insurance regulatory developments could subject Danielson to shortages of cash because of its resulting inability to receive dividends from its subsidiaries.

 Nature of the Business; Competition

  The insurance business underwritten by Danielson is affected by many factors such as weather conditions and economic activity that can cause fluctuations in the results of operations. An economic downturn in the states in which Danielson writes business could result in fewer car sales, less demand for automobile insurance and lower policy amounts in addition to increased workers' compensation claims. Severe adverse weather conditions could also adversely affect Danielson's business. These factors, together with competitive pricing, could result in increases in Danielson's loss ratios and fluctuations in Danielson's underwriting results and net income. Many of these factors are not subject to the control of Danielson.

  Danielson competes both with large national writers and with smaller regional companies in each state in which it operates. Certain of these competitors are larger and have greater financial resources than Danielson. In addition, certain competitors of Danielson have, from time to time, decreased their prices significantly to gain market share. Danielson's growth depends on its ability to expand in the states in which it already does business and to expand into other states.

 Availability of NOL and Deferred Tax Asset

  Danielson has a federal consolidated NOL expiring in the period through 2010 in an aggregate amount of approximately $1.4 billion at December 31, 1995. Danielson expects that some or all of its consolidated NOL for federal income tax purposes will be available to offset future taxable income, if any, of Danielson and thereby reduce federal income tax payments after the time the Merger becomes effective (the "Effective Time"). The continued availability of the NOL is premised on the conclusion that the "principal purpose" of each of the Merger and Danielson's restructuring and reorganization as successor to Mission is related to valid business objectives and not to enable Danielson to utilize its NOL. The Internal Revenue Service ("IRS") has not examined Danielson's tax returns for the years in which the losses giving rise to the NOL were reported. The IRS may attempt to challenge the amount or availability of the NOL in the event of a future tax audit of such year or years in which the NOL is utilized. A disallowance by the IRS of all or a portion of the NOL recognized by Danielson could, if sustained by the courts, effectively eliminate Danielson's NOL and could, therefore, have an adverse effect on Danielson's financial condition.

  Upon the consummation of the Merger and in accordance with SFAS 109, Danielson will increase its paid-in capital by approximately $150 million to recognize a portion of its NOL. The amount of the corresponding deferred tax asset reflects, among other things, Danielson's best estimate, as of June 1996, of the post-Merger taxable income of Danielson, NAICC, Midland and Danielson Trust. Some of the assumptions underlying Danielson's estimate inevitably will not materialize, and unanticipated events may occur which could affect Danielson's actual results, positively or negatively. Danielson periodically reevaluates the assumptions underlying such deferred tax asset. Any material change in these assumptions could result in a corresponding adjustment to the deferred tax asset. See "PROSPECTUS SUMMARY--Danielson's NOL and Deferred Tax Asset."

 Regulation

  Insurance companies are subject to insurance laws and regulations established by the states in which they transact business. The agencies established pursuant to these state laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examinations of insurers' records, capital and surplus requirements and the maximum concentrations of certain classes of investments. These laws, in general, also require approval of the particular insurance regulators prior to certain actions by the insurance companies, such as the payment of dividends in excess of statutory limitations (as discussed under "Holding Company Structure; Dividend Restrictions" above) and certain transactions and continuing service arrangements with affiliates. The laws of most states provide for the filing of premium rate schedules and other information with the insurance commissioner, either directly or through rating organizations. The commissioner generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals could have an adverse impact on the operations of Danielson's insurance subsidiaries.

  The National Association of Insurance Commissioners (the "Association") has adopted the Risk-Based Capital For Insurers Model Act (the "Model Act") which applies to property and casualty companies. The RBC formulas serve as benchmarks for regulators to evaluate capital adequacy. The Model Act provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital and surplus decreases relative to its RBC, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called "mandatory control level." The RBC formulas became effective in 1994 for property and casualty companies. Based on the 1995 results, all of Danielson's insurance subsidiaries meet or exceed all minimum applicable RBC standards developed by the Association.

 Adequacy of Provisions for Unpaid Losses and Loss Adjustment Expenses

  The insurance subsidiaries of Danielson establish provisions to cover their estimated liability for losses and loss adjustment expenses ("LAE") with respect to both reported and unreported claims as of the end of each accounting period. By their nature, such provisions for unpaid losses and LAE do not represent an exact calculation of liabilities. Rather, such provisions for unpaid losses and LAE are estimates involving management's projections as to the ultimate settlement and administration of claims. These expectations are, in turn, based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability as well as inflation. NAICC and Midland regularly review their respective reserve techniques and reserve positions and believe that adequate provision has been made for their respective unpaid losses and LAE. There can be no assurance that currently established provisions for unpaid losses and LAE will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in provisions for unpaid losses and LAE previously established for prior periods.

 Investment Portfolio; Effects of Changes in Interest Rates

  The investment portfolios of Danielson's insurance subsidiaries include fixed maturity securities, such as investment grade and publicly-traded corporate debt securities. In addition, Danielson's investment portfolio includes mortgage-backed securities, including collateralized mortgage obligations. Certain risks are inherent in connection with fixed maturity securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent with mortgage-backed securities, including the risks associated with reinvestment of proceeds due to prepayments of such obligations in a period of declining interest rates.

 Control; 5% Limitation

  Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation possessing an NOL (a "loss corporation") would be restricted in the use of its NOL if the loss corporation were to undergo an "ownership change" within the meaning of the Code and regulations promulgated thereunder. Danielson believes that the issuance of Danielson equity securities in the Merger and the Offerings will not cause an ownership change which would restrict the ability of Danielson to utilize its NOL. Danielson's ability to issue significant amounts of Common Stock in connection with future acquisitions, however, may be limited by such ownership change rules.

  In order to avoid an ownership change and, thus, to protect Danielson's ability to utilize its NOL, Danielson's Certificate of Incorporation contains a stock ownership limitation (the "5% Limitation") as a restriction on the ability of certain existing or potential stockholders to acquire securities of Danielson. See "DESCRIPTION OF DANIELSON CAPITAL STOCK--Common Stock, Transfer Restrictions." If such provisions for any reason do not prove adequate to prevent an ownership change, Danielson's NOL may not be available to offset its future taxable income. The 5% Limitation, however, may also have the effect of preserving effective control of Danielson by its principal stockholders and preserving the Danielson board of directors' and management's tenure with Danielson. Danielson's Certificate of Incorporation also contains provisions requiring Danielson to issue in Danielson's name, as escrow agent, certificates representing shares of Common Stock that are beneficially owned by holders of 5% or more of such stock ("5% Stockholders"), and to hold such shares until receipt of a written request from a 5% Stockholder to transfer such shares. Danielson may refuse such request upon the advice of its tax counsel that such transfer would create an unreasonable risk of an "ownership change" under Section 382 of the Code. The effect of such provisions may deter a change in control of Danielson.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock has been traded on the AMEX under the symbol "DHC" since December 6, 1990. On June 24, 1996, there were approximately 1,674 holders of record of Common Stock.

  The following table sets forth the high and low quarterly sales prices per share of Common Stock as reported on the AMEX Consolidated Market from and after January 1, 1994.

                                                                    PRICE RANGE
                                                                        OF
                                                                   COMMON STOCK
                                                                   -------------
                                                                    HIGH    LOW
Year Ended December 31, 1994:
1st Quarter.......................................................  8 3/8  6 1/4
2nd Quarter.......................................................      7  6 1/4
3rd Quarter.......................................................  9 3/4  6 1/4
4th Quarter.......................................................  9 1/8  6 1/4
Year Ended December 31, 1995:
1st Quarter.......................................................  7 3/4  6 5/8
2nd Quarter.......................................................      8  6 5/8
3rd Quarter.......................................................  7 7/8      7
4th Quarter.......................................................  7 3/4  6 3/4
Year Ending December 31, 1996:
1st Quarter.......................................................  8 3/8  6 5/8
2nd Quarter.......................................................  8 1/4  6 1/4

  On July 9, 1996, the closing price of the Common Stock on the AMEX was $6.875.

  To date, no dividends have been paid or declared on Common Stock. Danielson does not expect to declare any cash dividends on Common Stock in the foreseeable future. Because Danielson is able to eliminate a substantial portion of its federal income tax liability, management believes it likely will provide stockholders a better total return by reinvesting any excess cash rather than paying cash dividends.

                                CAPITALIZATION

  The following table sets forth as of March 31, 1996 the actual consolidated capitalization of the Company and the pro forma consolidated capitalization of the Company as adjusted to give effect to the Merger and the Offerings (assuming an offering price of $6.875 per share). See "USE OF PROCEEDS" for a discussion of the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Danielson Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                                        AS OF MARCH 31, 1996
                                                             (UNAUDITED)
                                                           (IN THOUSANDS)
                                                        -----------------------
                                                         ACTUAL    AS ADJUSTED
Short-term debt........................................ $     --    $      --
Long-term debt.........................................       --        26,000
                                                        ---------   ----------
Total debt.............................................       --        26,000
                                                        ---------   ----------
Stockholders' equity:
  Preferred Stock (1)..................................       --           130
  Common Stock (2).....................................     1,537        2,891
  Additional paid-in capital...........................    46,131      312,961
  Net unrealized gain on available-for-sale securities.       639          639
  Retained earnings....................................    17,581       17,581
  Treasury stock (cost of 10,639 shares)...............       (66)         (66)
                                                        ---------   ----------
Total stockholders' equity.............................    65,822      334,136
                                                        ---------   ----------
Total capitalization...................................   $65,822     $360,136
                                                        =========   ==========

- ---------------------

(1) Danielson is authorized to issue 10,000,000 shares of preferred stock, par value $0.10 per share. On a pro forma basis, at March 31, 1996, there would be 1,297,069 shares of Preferred Stock outstanding.

(2) Danielson is authorized to issue 40,000,000 shares of Common Stock, par value $0.10 per share. On a pro forma basis, at March 31, 1996 there would be 28,913,684 shares of Common Stock issued and 28,903,045 of such shares outstanding after giving effect to the issuance of 13,542,790 shares of Common Stock at an assumed value of $6.875 per share in the Offerings and in the Merger.

                                USE OF PROCEEDS

  The net proceeds of the Offerings will be approximately $77.8 million. The Company intends to use approximately $40 million of such proceeds to finance the Merger and $30 million of such proceeds to finance the Capital Contribution. The balance, if any, of such net proceeds will be used for general corporate purposes.

         SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF DANIELSON

  The following selected consolidated financial data as of March 31, 1995 and 1996 and for each of the three-month periods ended March 31, 1995 and 1996 have been derived from unaudited consolidated financial statements and include all adjustments that Danielson considers necessary for a fair presentation of such financial information for those periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the full year. The consolidated financial data as of December 31, 1991, 1992, 1993, 1994 and 1995 and for each of the years in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of Danielson. The data set forth below should be read in conjunction with "DANIELSON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere herein and the Consolidated Financial Statements of Danielson and related notes included elsewhere herein.

                                                                                                     THREE MONTHS
                                                                                                    ENDED MARCH 31,
                                         YEARS ENDED DECEMBER 31,                                     (UNAUDITED)
                          -------------------------------------------------------------------    ------------------------
                             1991       1992          1993              1994          1995          1995          1996
                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Gross premiums written..     $64,324    $78,319       $95,896          $104,379       $70,949       $21,711       $13,110
Net premiums written....      61,605     74,828        87,953            91,069        55,295        17,613         8,989
Net premiums earned.....      60,590     73,708        86,052            93,291        60,548        18,532         8,968
Net investment income...      11,520     10,107        13,302            11,853        13,161         3,093         2,839
Total revenues..........      73,763     88,440       102,397           110,340        80,081        22,995        13,225
Pre-tax income (loss)...         376      1,984         2,821             3,248         2,436           651           570
Income before
 extraordinary items....         184      1,898         2,746             3,145         2,316           613           557
Net income..............         184      8,046/3/      3,234/2/,/3/      3,895/1/      2,316           613           557
Income per share before
 extraordinary items....        0.01       0.13          0.17              0.20          0.14          0.04          0.03
Net income per share ...        0.01       0.53/3/       0.20/2/,/3/       0.25/1/       0.14          0.04          0.03
Weighted average shares
 outstanding............  13,496,620 15,262,984    15,847,682        15,938,018/4/ 15,989,055/4/ 16,048,970/4/ 16,013,221/4/
                                                                                                    AS OF MARCH 31,
                                            AS OF DECEMBER 31,                                        (UNAUDITED)
                          -------------------------------------------------------------------    ------------------------
                             1991       1992          1993              1994          1995          1995          1996
BALANCE SHEET DATA:
Invested assets.........    $141,534   $161,468      $176,738          $181,763      $181,794      $181,687      $168,570
Total assets............     198,873    216,868       234,150           240,529       227,924       237,331       210,389
Stockholders' equity....      46,659     54,764        58,838            62,318        69,821        63,345        65,822
Book value per share....        3.09       3.62          3.89              4.06          4.55          4.12          4.29
                                                                                                     THREE MONTHS
                                                                                                    ENDED MARCH 31,
                                         YEARS ENDED DECEMBER 31,                                     (UNAUDITED)
                          -------------------------------------------------------------------    ------------------------
                             1991       1992          1993              1994          1995          1995          1996
SELECTED GAAP RATIOS:/5/
Loss and LAE ratio......     80.6%      78.3%         76.6%             72.3%         80.5%         77.9%         74.4%
Expense ratio...........     39.9       37.9          34.3              33.9          32.9          31.1          45.6
                            -----      -----         -----             -----         -----         -----         -----
Combined ratio/6/.......    120.5%     116.2%        110.9%            106.2%        113.4%        109.0%        120.0%
                            =====      =====         =====             =====         =====         =====         =====

- ---------------------
(1) Includes extraordinary gain from distribution from an unaffiliated trust.
(2) Includes extraordinary gains from a former subsidiary, as well as a former trust administered by the California Department as trustee.
(3) Includes extraordinary gain from a former trust administered by the California Department as trustee.

(4) Reflects shares issued upon the 1994 exercise of options to purchase Common Stock.

(5) Reflects operating ratios of Danielson's insurance subsidiaries.

(6) Includes 4.1%, (0.9%), 1.0%, 2.4% and 6.4% for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively, for losses and LAE incurred related to claims arising from businesses in run-off since 1987, which include environmental claims.

   DANIELSON MANAGEMENT'S DISCUSSION AND ANALYSISOF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The actual results of Danielson could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "RISK FACTORS" and elsewhere in this Prospectus.

GENERAL

  Danielson is organized as a holding company with substantially all of its operations conducted by its subsidiaries. Danielson, on a parent-only basis, has had limited continuing expenditures for rent and administrative expenses and derives revenues primarily from investment return on portfolio securities. Therefore, the analysis of Danielson's financial condition is generally done on an operating subsidiary basis. For additional information relating to Danielson's organization, see Note 1 of the Notes to Danielson Consolidated Financial Statements. For matters affecting Danielson's operations by industry segment, see Note 14 of the Notes to Danielson Consolidated Financial Statements.

  Danielson does not currently pay significant federal income tax due to the recognition of losses from several trusts that assumed various liabilities of certain present and former subsidiaries of Danielson. It is expected that Danielson's 1995 consolidated federal income tax return will report a cumulative NOL currently estimated at approximately $1.4 billion, which will expire in various amounts, if not used, over the period ending 2010. See Note 8 of the Notes to Danielson Consolidated Financial Statements.

RESULTS OF NAICC'S OPERATIONS

  The operations of Danielson's principal subsidiary, NAICC, are primarily in specialty property and casualty insurance lines of business. At March 31, 1996, NAICC had a B++ rating from A.M. Best.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

 Three Months Ended March 31, 1995 compared with Three Months Ended March 31,
1996

  The operating results discussed below are not necessarily indicative of the results to be expected for the year ended December 31, 1996.

  Net premiums written were $17.6 million and $9.0 million for the three months ended March 31, 1995 and 1996, respectively. The decrease in net premiums written in the first quarter of 1996 from the same period in 1995 is attributable to a decline in workers' compensation business in California. Net premiums earned were $18.5 million and $9.0 million for the three months ended March 31, 1995 and 1996, respectively. The decrease in net premiums earned is directly related to the decrease in premiums written.

  In the workers' compensation line of business, net premiums written were $13.3 million for the first three months of 1995 compared to $4.0 million for that period in 1996. The decrease in the first quarter of 1996 from the same period in 1995 is attributable to significantly increased price competition in California. It is the policy of NAICC to underwrite business that is expected to yield an operating profit. As a result, NAICC's new and renewal policy counts, which decreased significantly in 1995, have continued to decrease during the first quarter of 1996.

  In the non-standard personal automobile insurance line of business, net premiums written were $3.9 million and $4.0 million for the three months ended March 31, 1995 and 1996, respectively. In the first three months of 1996, the non-standard personal automobile line represented 45% of total net premiums written, up from 22% in the first three months of 1995. NAICC continues to cede 50% of its non-standard personal automobile business to a major reinsurance company.

  Net investment income was $2.9 million and $2.7 million for the three months ended March 31, 1995 and 1996, respectively. The decline in net investment income is the result of a decrease in NAICC's invested assets in those periods.

  The combined ratio (which represents a ratio of losses and expenses to net premiums earned in a particular period) was 109% and 120% for the three months ended March 31, 1995 and 1996, respectively.

  Net losses and LAE were $14.4 million and $6.7 million for the three months ended March 31, 1995 and 1996, respectively. The resulting net loss and LAE ratios for the corresponding periods were 77.9% and 74.4%, respectively. The decrease in the net loss and LAE ratio in the first quarter of 1996 is due to the decrease in the workers' compensation line of business which has a higher loss and LAE expense ratio than the non-standard automobile line of business.

  Policy acquisition costs were $3.9 million and $2.5 million for the three months ended March 31, 1995 and 1996, respectively. The decrease is directly related to the decline in net premiums earned. Policy acquisition expenses as a percent of net premiums earned were 21.1% and 28.3% for the three months ended March 31, 1995 and 1996, respectively. The increase in the policy acquisition expense ratio in the first quarter of 1996 as compared to the same period in 1995 is primarily the result of a greater decline in workers' compensation premiums than in certain underwriting expenses included in policy acquisition costs.

  General and administrative expenses were $1.7 million and $1.6 million for the three months ended March 31, 1995 and 1996. These expenses are fixed or semi-variable in nature.

  Policyholder dividends for the three months ended March 31, 1995 were $137,000, as compared with $44,000 during the first quarter of 1996. The decrease in policyholder dividends is attributable to the decline in workers' compensation premiums.

  Net income from insurance operations for the three months ended March 31, 1995 and 1996 was $1.4 million and $1.1 million, respectively. Net income for the first quarter of 1996 decreased from the same period in 1995 due to the decline in premium revenue and investment income.

 Years Ended December 31, 1993, 1994 and 1995

  Net premiums written were $88.0 million, $91.1 million, and $55.3 million in 1993, 1994 and 1995, respectively. The decline in 1995 is primarily due to significantly increased price competition on California workers' compensation business under the open rating law which became effective January 1, 1995.

  In the workers' compensation insurance line of business, net premiums written were $79.3 million, $77.2 million and $38.2 million in 1993, 1994 and 1995, respectively. Workers' compensation net premiums written in California were affected by three decreases of the minimum rate during the last three years: a 7% decrease effective July 16, 1993, a 12.7% decrease effective January 1, 1994, and a 16% decrease effective October 1, 1994. In addition, the 1995 decrease of approximately 50.5% in the net premiums written from 1994 is attributable to significantly increased price competition in California. It is the policy of NAICC to underwrite business that is expected to yield an operating profit. As a result, NAICC's new and renewal policy counts decreased significantly during 1995. At December 31, 1993 and 1994, NAICC had 7,097 and 7,183 workers' compensation policies in force, respectively, with an average approximate annual premium size of $11,492 and $9,566 in each respective year compared to 3,844 of such policies in force at December 31, 1995, with an average approximate annual premium size of $6,201.

  In the non-standard personal automobile insurance line of business, net premiums written were $4.9 million, $10.5 million and $15.0 million in 1993, 1994 and 1995, respectively. NAICC commenced writing non-standard personal automobile insurance in July 1993. The increase in such premiums reflects NAICC's continued expansion of this line of business. NAICC had 15,419 and 20,000 non-standard personal automobile policies in force for the years ended December 31, 1993 and 1994, respectively, compared to more than 29,000 policies in force in 1995, representing approximately 5.6%, 11.5% and 27.1% of NAICC's total annual net premiums written for all lines of insurance in each of those years. NAICC cedes 50% of its non-standard personal automobile insurance business to a major reinsurance company.

  In the non-standard commercial automobile insurance line of business, net premiums written were $1.7 million in 1993 and $2.1 million for each of the years ended December 31, 1994 and 1995. NAICC writes non-standard commercial automobile insurance in California, Arizona, Idaho, Nevada and Oregon. NAICC introduced a new non-standard commercial automobile insurance program early in 1995. NAICC received approval of its non-standard commercial automobile rates in California, its largest market, in August 1995.

  Net premiums written for other commercial property and casualty insurance were $2.1 million and $1.3 million in 1993 and 1994, respectively. NAICC ceased writing new and renewal commercial property and casualty policies in 1994.

  Net investment income was $12.6 million, $11.3 million, and $12.4 million in 1993, 1994 and 1995, respectively. Net investment income in 1994 (excluding the recognition in 1993 of an additional $1.7 million of non-recurring investment income in connection with the commutation of a financing reinsurance agreement with Great American Insurance Company in 1994) increased from 1993 primarily as a result of greater average invested assets throughout most of 1994. The decision to exercise the commutation was made in 1993, at a time when the 5-year U.S. Treasury interest rate (upon which the commutation value of the agreement was dependent) had declined significantly. The decline in this interest rate had the effect of increasing the value of the commutation above the amount previously recorded for such asset. It was not possible to have foreseen the level of interest rates which prompted the decision to commute the agreement and, therefore, the increased value of the commutation was recognized in 1993. Additionally, interest income of $1.5 million and $205,000 was recognized in 1993 and 1994, respectively, representing the accretion of interest income for the original expected term under the inherent interest rate in the agreement. The 1995 increase in net investment income is primarily due to the receipt of $840,000 of interest which had accrued on a previously unpaid reinsurance claim (the "Hughes Claim") and was paid in December 1995 by Lloyds of London ("Lloyds"), together with such claim. In June 1996, NAICC deposited the proceeds (which includes both the $2.3 million at issue and the $840,000 of accumulated interest thereon) received from the Hughes Claim with the United States Court of Appeals for the Ninth Judicial Circuit, to be held in escrow pending rehearing on certain issues. Net investment income in 1995, exclusive of the Lloyds interest payment, increased slightly over 1994 because average invested assets throughout 1995 were slightly greater than in 1994. The average yield on NAICC's portfolio was 7.4% and 7.2% for the years ended December 31, 1994 and 1995, respectively. The estimated average maturity of the portfolio is 4.9 years.

  Other income was $315,000, $504,000 and $1.6 million, in 1993, 1994 and
1995, respectively. The increase in other income in 1995 is primarily due to an increase from insurance consulting operations.

  Net losses and LAE were $65.9 million in 1993 and $67.5 million in 1994, respectively, compared to $48.7 million in 1995. The resulting loss and LAE ratios were 76.6%, 72.3% and 80.5% in such years, respectively. The increase in the loss and LAE ratio in 1995 was primarily in the workers' compensation line of business due to a decline in premium rates. The loss and LAE ratio for that line of business was 76.9% and 66.6% in 1993 and 1994, respectively, as compared to 71.0% in 1995. The loss and LAE ratio for the non-standard personal automobile insurance line of business was 51.8%, 71.3% and 65.8% in 1993, 1994 and 1995, respectively. The decrease in the loss and LAE ratio in 1995 was due in part to a rate increase of 6.0% in 1995.

  Policy acquisition costs were $17.0 million, $18.7 million and $13.4 million in 1993, 1994 and 1995, respectively. Policy acquisition expenses as a percentage of net premiums earned, were 19.8% in 1993, 20.0% in 1994 and 22.1% in 1995. Policy acquisition costs include expenses directly related to premium volume (i.e., commissions, premium taxes, and state assessments), as well as certain underwriting expenses which are fixed in nature. The increase in the policy acquisition expense ratio in 1995 is primarily the result of a greater decline in workers' compensation premiums than in the fixed underwriting expense component of policy acquisition costs.

  General and administrative expenses were $8.1 million in 1993, $6.7 million in 1994 and $6.4 million in 1995. Included in the general and administrative expenses for 1993 is a partial write-off of a reinsurance recoverable and related expenses of approximately $1.8 million relating to the Hughes Claim, an environmental claim by Hughes Aircraft. Expenses related to the Hughes Claim for 1995 totaled $85,000. General and administrative expenses, other than Hughes Claim related expenses, decreased primarily as a result of cost reductions from 1994 to 1995. For information regarding the Hughes Claim, see
Note 3 of the Notes to Danielson Consolidated Financial Statements.

  Policyholder dividends of $3.6 million in 1993, $6.0 million in 1994 and $137,000 in 1995, represent 4.2%, 6.5% and 0.2% of net premiums earned in each respective year. The increased ratio of policyholder dividends to premiums earned in 1994 from 1993 reflects a reduction of the policyholder dividend accrual in 1993 for policy years prior to 1992 resulting from higher than expected loss experience for the same period, as well as the anticipation that workers' compensation margins and premium volumes would support increased policyholder dividends. It was not possible to anticipate in 1994 the erosion of profitability that occurred following the January 1, 1995 implementation of the open rating law. The provision in 1993 also reflected a decrease in the dividend accrual, as well as reduction for premiums earned subsequent to July 16, 1993 in response to a reduction in the workers' compensation minimum rate. The decrease in policyholder dividends in 1995 is attributable to the decline in workers' compensation premiums as well as a reduction in the rates at which premiums were written in 1995. The decrease in the policyholder dividend expense ratio in 1995 is due to the continuing decrease in rates charged for workers' compensation insurance, to a level at which the margin for policyholder dividends is eliminated.

  Net income from insurance operations was $4.9 million in 1993 and $5.9 million in 1994, compared to $6.0 million in 1995. The increase in net income in 1993 and 1994 is the result of relatively lower expenses on moderately higher premiums. Net income in 1995 is comparable to net income in 1994 despite the significant decline in workers' compensation premiums because the decline in premiums and cash flow did not yet have a significant negative impact on the average invested assets and investment income in 1995. Net income includes net realized gains of $473,000 in 1993, $16,000 in 1994, and $209,000 in 1995.

CASH FLOW FROM INSURANCE OPERATIONS

  Cash flows of the insurance business may be influenced by a variety of factors, including market trends relating to particular lines of insurance, the insurance regulatory environment, and general economic conditions. Operating cash flow of the insurance operations may be significantly affected by the growth or decline of net premiums written, the timing of claims payments, and the rate of return achieved on the insurance investment portfolio.

 Three Months Ended March 31, 1995 compared with Three Months Ended March 31,
1996

  Cash provided by insurance operating activities for the three months ended March 31, 1995 was $929,000; cash used in insurance operations for the same period in 1996 was $8.4 million. The increase in cash used in operations in the first quarter of 1996 is primarily due to the payment of claims and claims expenses related to prior years while workers' compensation premiums written have declined. Overall cash and invested assets, at fair value, at March 31, 1995 were $162.5 million, compared to $156.6 million at March 31, 1996.

 Years Ended December 31, 1993, 1994 and 1995

  Cash provided by insurance operations for the years ended December 31, 1993 and 1994 was $18.7 million and $11.3 million, respectively; cash used in insurance operating activities for the year ended December 31, 1995 was $2.0 million. The decrease in cash provided by operations in 1994 from 1993 primarily was due to increased dividend payments to policyholders. The decrease in cash provided by operations in 1995 is primarily due to the decline in workers' compensation net premiums written. Because workers' compensation claims ordinarily are paid over a period of several years, NAICC is now experiencing a situation in which current claims payments relating to prior years exceed current workers' compensation premiums. Such negative cash flow is expected to continue with the settlement of workers' compensation claims, or until such time as management of NAICC determines that workers' compensation premiums can be written at rates that can be expected to achieve a profit. However, management of NAICC anticipates that cash flow from insurance operations will increase with the growth in premiums from the automobile programs. Overall cash and invested assets, at fair value, at December 31, 1993 and 1994 were $164.3 million and $156.2 million, respectively, compared to $170.0 million at December 31, 1995.

  Danielson's insurance subsidiaries require both readily liquid assets and adequate capital to meet ongoing obligations to policyholders and claimants, as well as to pay ordinary operating expenses. The primary sources of funds to meet these obligations are premium revenues, investment income, recoveries from reinsurance and, if required, the sale of invested assets. NAICC's investment policy guidelines require all liabilities to be matched by a comparable amount of investment grade invested assets. Management of NAICC believes that NAICC has both adequate capital resources and sufficient reinsurance to meet any unforeseen events such as natural catastrophes, reinsurer insolvencies or possible reserve deficiencies.

  The two most common measures of capital adequacy for insurance companies are premiums-to-surplus ratios (which measure current operating risk) and reserves-to-surplus ratios (which measure financial risk related to possible changes in the level of provisions for losses and LAE). A commonly accepted maximum net written premiums-to-surplus ratio is 3 to 1, although this varies with different lines of business. NAICC's 1995 premiums-to-surplus ratio of
1.2 to 1 and annualized first quarter 1996 premiums-to-surplus ratio of 1.7 to 1 remain underleveraged by current industry standards. A commonly accepted maximum loss and LAE reserves-to-surplus ratio is 5 to 1, compared with NAICC's 1995 ratio of 2.6 to 1 and first quarter 1996 ratio of 2.3 to 1. Given these relatively conservative financial security ratios, management of NAICC is confident that existing capital is adequate to support above average premium growth from its current premium levels for the foreseeable future.

  In December 1993, the Association adopted a model for the insurance industry for determining RBC requirements. Under the Model Act, property and casualty insurance companies are required to report their RBC ratios based on their statutory annual statements as filed with regulatory authorities. NAICC has calculated its RBC requirement under the Association's model, and has capital in excess of any regulatory action reporting level.

RESULTS OF DANIELSON TRUST'S OPERATIONS

  The operations of Danielson Trust are comprised of trust and fiduciary services. Danielson's Consolidated Financial Statements include accounts and operations of Danielson Trust for the period from March 26, 1993 through December 31, 1993 (the "Initial Period") and for 1994 and 1995; however, comparisons of the financial results of Danielson Trust's operations during the Initial Period with the results of its operations for the years ended December 31, 1994 and 1995 have been omitted as they do not relate to equivalent time periods (nor, in many instances, to equivalent operations) and would not provide meaningful information relating to historical trends and financial results. Financial results relating to the Initial Period have been provided for informational purposes only. In February 1994, Danielson Trust acquired the assets of the Western Trust Services ("WTS") division of Grossmont Bank. Thus, the results of Danielson Trust's operations during the years ended December 31, 1994 and 1995 are not entirely comparable in that they relate, in part, to different assets, accounts and lines of business. See
Note 2 of the Notes to Danielson Consolidated Financial Statements.

TRUST AND FIDUCIARY SERVICES OPERATIONS

 Three Months Ended March 31, 1995 compared with Three Months Ended March 31,
1996

  The operating results discussed below are not necessarily indicative of the results to be expected for the year ending December 31, 1996.

  Total fee income was $1.1 million for each of the three month periods ended March 31, 1995 and 1996. Fee income for the three months ended March 31, 1996, as compared with the same period in 1995, reflects increased fees from the retirement services and private trust lines of business offsetting decreased custody service fees.

  Net investment income was $36,000 and $26,000 for the three months ended March 31, 1995 and 1996, respectively. Net investment income for the first quarter of 1996 decreased from the same period in 1995 because average invested assets during such period in 1996 were less than average invested assets during the same period in 1995.

  General and administrative expenses were $1.5 million and $1.2 million for the three months ended March 31, 1995 and 1996, respectively. The decrease in expenses for the first quarter of 1996 from the comparable period in 1995 reflects reduced staffing and data processing expenses, as well as other operating efficiencies. As a result of the 1996 decrease in expenses, Danielson Trust's net loss for the three months ended March 31, 1995 of $395,000, decreased to a net loss of $81,000 in the same period of 1996.

Years Ended December 31, 1993, 1994 and 1995

  Total fee income during the Initial Period was $2.3 million. Total fee income for the years ended December 31, 1994 and 1995 was $4.7 million and $4.5 million, respectively. Total fee income for 1995 reflects increased non-recurring termination fees offset by the elimination of fees associated with certain terminated unprofitable accounts and the cessation of fees associated with Danielson Trust's former parent, HomeFed Bank.

  HomeFed Bank-related fee income for the Initial Period was $884,000 or 37.1% of Danielson Trust's total revenues for such period. As noted above, fee income for the year ended December 31, 1994 as compared to the year ended December 31, 1995, to some extent, does not relate to equivalent operations. Fee income associated with Danielson Trust's former parent ceased in 1994 as previously anticipated. For the year ended December 31, 1994, the run-off of HomeFed Bank-related business of Danielson Trust generated non-recurring total fee income of $310,000, or less than 7% of Danielson Trust's 1994 total revenues.

  Net investment income was $119,000, $131,000 and $135,000 for the Initial Period and for the years ended December 31, 1994 and 1995, respectively. Danielson Trust's fixed maturity holdings are primarily in U.S. Government obligations.

  General and administrative expenses were $2.4 million, $5.4 million and $6.7 million for the Initial Period and for the years ended December 31, 1994 and 1995, respectively. Expenses relating to the integration of the WTS assets and operations substantially decreased in 1995 from 1994. However, expenses increased overall in 1995 over 1994, including expenses relating to marketing, data processing, system and other staffing upgrades. A non-recurring expense of $709,000 relating to the writedown of goodwill, as well as non-recurring expenses relating to the writedown of certain fixed assets and certain employee staff costs, also were reflected in 1995 expenses.

  Danielson Trust's net loss from operations during the Initial Period was $70,000. As a result of expenses and changes necessitated by the WTS acquisition, as well as increased marketing expenses during 1995, the net loss from operations of Danielson Trust in 1995 was $2.0 million (including the writedown of $709,000 of goodwill and $100,000 of amortization expense) compared to a net loss from operations of $624,000 for the year ended December 31, 1994 (including $86,000 of amortization expense).

CASH FLOW FROM TRUST OPERATIONS

  Operating cash flow of Danielson Trust's trust operations is primarily dependent upon fee income from trust services. Cash flow of the trust business also is influenced by factors affecting the trust industry generally, including market growth, competition and general economic conditions.

 Three Months Ended March 31, 1995 compared with Three Months Ended March 31,
1996

  Cash used in trust operating activities for the three months ended March 31, 1995 and 1996 was $463,000 and $178,000, respectively. The $285,000 decrease in cash used in trust operating activities in the first quarter of 1996 from the same period in 1995 is primarily attributable to cost reductions and operating efficiencies. Overall cash and invested assets, at fair value, at March 31, 1995 were $2.2 million, compared to $1.7 million at March 31, 1996.

 Years Ended December 31, 1993, 1994 and 1995

  Cash provided by trust operations for the Initial Period was $153,000; cash used in trust operating activities for the years ended December 31, 1994 and 1995 was $160,000 and $825,000, respectively. The increase in cash used in trust operations in 1995 was primarily attributable to significant costs necessitated by the WTS acquisition as well as accelerated marketing expenses. Management of the trust business anticipates that cash flow from operations may improve if sales and marketing efforts result in new fee income-generating business, as well as through additional operating efficiencies. Overall cash and invested assets, at fair value, at December 31, 1993, 1994 and 1995 were $2.8 million, $2.6 million and $1.8 million, respectively.

  Danielson Trust requires liquid assets to meet the working capital needs of its continuing business. The primary source of these liquid assets are fees charged to Danielson Trust's private trust clients. In connection with the cessation of fee revenues derived from HomeFed Bank-related business during the first half of 1994, as well as the incurrence by Danielson Trust since 1994 of significant costs for communications, computer equipment upgrades and unanticipated systems conversion expenses associated with the acquisition of the assets of WTS (see Note 2 of the Notes to Danielson Consolidated Financial Statements), Danielson (at the parent company level) made a $300,000 unsecured intercompany loan to Danielson Trust in 1994 in the form of a promissory demand note, with quarterly interest payments at the annual rate of 7.75%. At December 31, 1995, the entire principal amount of the promissory demand note was outstanding. Effective March 31, 1996, the entire principal balance of such note and accrued interest as of January 1, 1996 was forgiven and converted into additional paid-in capital of Danielson Trust. As of January 1, 1996, Danielson agreed to make an additional unsecured loan to Danielson Trust in the principal amount of $600,000, bearing interest at the rate of prime plus 1%, and to consider making additional such loans in the aggregate amount of $600,000 upon request of Danielson Trust. As of the date hereof, Danielson Trust has not borrowed any amount under such loan agreement. To the extent that timing differences exist between the collection of revenue and the actual payment of expenses, or where revenues generated by Danielson Trust's business are insufficient to cover its expenses or to maintain compliance with regulatory capital requirements, the primary sources of funds to meet those obligations would be the sale of short-term investments, additional intercompany loans or parent company capital contributions or financing provided by a third party.

  In accordance with California banking regulations, Danielson Trust has pledged assets with a fair value of $611,000 as of March 31, 1996 to the State of California as a reserve in connection with certain types of fiduciary appointments, the maximum amount of such reserves that may be required. State banking laws also regulate the nature of trust companies' investments of contributed capital and surplus, and generally restrict such investments to debt type investments in which banks also are permitted to invest. In order to satisfy such regulations, a majority of Danielson Trust's investments are in U.S. Government obligations and, as of March 31, 1996, Danielson Trust was in compliance with the foregoing requirements.

  On January 31, 1996, following approval of the California State Banking Department, Danielson Trust sold substantially all of the fiduciary accounts administered by its Santa Barbara branch to The Bank of Montecito (now known as Montecito Bank and Trust). In connection with the sale, in January 1996, Danielson Trust recognized a gain of $32,874.

RESULTS OF DANIELSON'S OPERATIONS

CASH FLOW FROM PARENT-ONLY OPERATIONS

  Danielson on a parent-only basis has been primarily dependent upon the earnings achieved on its investment portfolio and the payment of general and administrative expenses incurred in the normal course of business as the source of operating cash flow.

 Three Months Ended March 31, 1995 compared with Three Months Ended March 31,
1996

  For the three months ended March 31, 1995 and 1996, cash used in parent-only operating activities was $766,000 and $477,000, respectively. The decrease in cash used in the first quarter of 1996 from the same period in 1995 was primarily attributable to the receipt of interest on certain investments and the timing of certain expense payments.

 Years Ended December 31, 1993, 1994 and 1995

  For the years ended December 31, 1993, 1994 and 1995, cash used in parent-only operating activities was $2.0 million, $1.1 million and $1.7 million, respectively. Cash used in operations are primarily attributable to the parent-only net loss from operations for each year, adjusted for non-cash charges such as depreciation and amortization, and the operating working capital requirements of the holding company's business. Cash used in parent-only operations in 1994 decreased $900,000 from 1993, cash used in parent-only operations in 1995 increased $600,000 over 1994. The 1994 decrease resulted primarily from an increase in parent-only cash flow from an extraordinary item received in 1994 of $750,000. For information regarding Danielson's operating subsidiaries' cash flow from operations, see "DANIELSON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-- Results of NAICC's Operations, Cash Flow from Insurance Operations" and "DANIELSON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Results of Danielson Trust's Operations, Cash Flow from Trust Operations."

LIQUIDITY AND CAPITAL RESOURCES

  To meet liquidity needs, Danielson relies on its cash and short-term investments (valued at $5.3 million as of March 31, 1996 and $9.1 million as at December 31, 1995). Danielson has no material fixed charges other than the preferred dividends required to be paid on the Preferred Stock at the conclusion of the Merger. Danielson anticipates that its existing cash and short-term investments will be adequate to fund fully all holding company expenses during the next two years.

  To the extent that Danielson requires additional cash resources to meet liquidity needs, Danielson will look to tax sharing payments and/or dividends from its subsidiaries. In 1996, NAICC cannot pay dividends without the prior approval of the California Department due to the existence of a $1.8 million negative unassigned surplus. NAICC's management believes that it will not have negative unassigned surplus in 1996 and, consequently, management of NAICC believes that NAICC will be allowed to pay dividends in 1997 without prior regulatory approval. In 1996, Midland is also required to obtain prior approval of the Tennessee Commissioner of Commerce and Insurance (the "Tennessee Commissioner") prior to payment of dividends due to a negative unassigned surplus which will be eliminated upon consummation of the Merger. See "RISK FACTORS--Regulation." For future years, Danielson will have a tax sharing agreement under which it expects to be entitled to be paid sums that represent the benefits received by its subsidiaries resulting from Danielson's NOL.

DISTRIBUTION FROM TRUSTS AFTER 1990 REORGANIZATION

  On December 21, 1994, Danielson received a partial distribution in the amount of $750,000 from an unaffiliated trust that owns certain assets and liabilities of a former subsidiary of Danielson. The partial distribution is recorded as an extraordinary item in Danielson's 1994 Consolidated Statements of Operations.

Danielson has been advised that the trust is anticipated to be terminated in the near future. Danielson does not expect that it will receive any material amount upon termination of the trust.

  On December 30, 1993, following approval of the California Superior Court, Mission American Insurance Company ("MAIC"), a direct subsidiary of Danielson, received a distribution of approximately $268,000 upon termination of an unaffiliated trust formerly administered by the California Insurance Commissioner as trustee. Such trust had assumed the liabilities and substantially all of the assets of MAIC and a former subsidiary of Danielson. Under the terms of the trust agreement, the trust was required to distribute to MAIC all amounts which remained in the trust after satisfying or otherwise resolving all claims against MAIC and such former subsidiary. The distribution was recorded as an extraordinary item in Danielson's 1993 Consolidated Statements of Operations. MAIC distributed such funds to Danielson following approval of the California Department. The termination of the trust had the effect of finalizing a Superior Court-approved interim distribution by such former trust to MAIC in 1992 of approximately $6.2 million, the proceeds of which also were distributed to Danielson upon approval of the California Department, as well as releasing all indemnities and pledges running from MAIC to the trust, including a pledge of 3,526,140 shares of KCP Holding Company common stock owned by MAIC.

  Also during 1993, MAIC received proceeds of $220,000 from the liquidation of the estate of a former Texas subsidiary of Danielson. The distribution was accounted for as an extraordinary item in Danielson's 1993 Consolidated Statements of Operations.

AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

  In December 1994, Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties" ("SOP 94-6") was issued. SOP 94-6 is effective with respect to financial statements for fiscal years ending after December 15, 1995. SOP 94-6 requires Danielson to include in its financial statements disclosures of certain risks and uncertainties relating to the nature of its operations, the use of estimates in the preparation of financial statements, and significant concentrations in certain aspects of Danielson's operations. See Notes 1(J), 2, 4, 8 and 14 of the Notes to Danielson Consolidated Financial Statements.

  In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages all companies to adopt the new fair value based method of accounting for stock compensation plans in place of the intrinsic value method. In accordance with current accounting practice, Danielson has elected to continue to use the intrinsic value method. However, Danielson anticipates that its 1996 Consolidated Financial Statements will include pro forma disclosures of net income and earning per share computed as if the fair value based method had been applied. Danielson plans to apply the provisions of SFAS 123 in its 1996 Consolidated Financial Statements.

  In November 1995, the FASB Emerging Issues Task Force issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the "Special Report") permitting companies to reassess the appropriateness of the initial classifications of all securities held at that time and account for any resulting reclassifications at fair value in accordance with Statement 115. The initial application of the Special Report and any resulting one-time reclassifications are meant to occur as of a single date between November 15, 1995 and December 31, 1995, rather than over a number of days during that period. Such reclassification will not affect Danielson's intent to hold other debt securities to maturity in the future. In connection with the implementation of Statement 115, at December 1, 1995, Danielson reclassified all of its held-to-maturity securities to the available-for-sale security category at an amortized cost of $139.9 million. See Notes 1(B) and 6 of the Notes to Danielson Consolidated Financial Statements.

  At December 31, 1995, Danielson adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). Upon the adoption of SFAS 121, a pre-tax impairment loss of $709,000 was reported as a component of income from continuing operations before income taxes. See Notes 1(E) and 2 of the Notes to Danielson Consolidated Financial Statements.

          SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MIDLAND

  The following selected consolidated financial data as of March 31, 1995 and 1996 and for each of the three-month periods ended March 31, 1995 and 1996 have been derived from unaudited consolidated financial statements and include all adjustments that Midland considers necessary for a fair presentation of such financial information for those periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the full year. The consolidated financial data as of December 31, 1991, 1992, 1993, 1994 and 1995 and for each of the years in the five-year period ended December 31, 1995 have been derived from the audited consolidated financial statements of Midland. The data set forth below should be read in conjunction with "MIDLAND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere herein and the Consolidated Financial Statements of Midland and related notes included elsewhere herein.

                                                                                THREE MONTHS
                                                                               ENDED MARCH 31,
                                      YEARS ENDED DECEMBER 31,                   (UNAUDITED)
                          -------------------------------------------------  -------------------
                            1991      1992      1993      1994      1995       1995      1996
                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)
RESULTS OF OPERATIONS:
Gross premiums written..    $27,671   $60,927  $101,467  $152,404  $210,206   $ 49,083  $ 51,890
Net premiums written....     12,492    24,748    76,819   151,046   171,833     48,293    38,271
Net premiums earned.....     11,878    20,571    55,272   118,218   172,394     38,787    39,064
Net investment income...        806     1,441     3,330     6,190     9,839      2,064     2,159
Total revenues..........     13,071    25,137    64,509   131,486   193,046     42,870    44,731
Pre-tax income (loss)...      1,583     4,566     9,682    10,900   (17,510)     3,522       418
Net income (loss).......      1,116     2,929     7,068     7,925   (10,071)     2,609       528
Net income (loss)               994     1,628     7,068     7,925   (10,071)     2,609       528
 available to
 stockholders...........
Net income (loss) per          0.64      0.56      1.34      1.45     (1.88)      0.48      0.10
 share..................
Cash dividend per share.       0.13      0.09       --       0.10      0.20       0.05       --
Weighted average shares   1,612,566 2,900,147 5,305,824 5,477,666 5,369,461  5,461,805 5,567,338
 outstanding............
                                                                               AS OF MARCH 31,
                                         AS OF DECEMBER 31,                      (UNAUDITED)
                          -------------------------------------------------  -------------------
                            1991      1992      1993      1994      1995       1995      1996
BALANCE SHEET DATA:
Invested assets.........    $13,364   $49,483  $102,987  $165,895  $174,803   $150,787  $162,001
Total assets............     20,630    76,315   148,708   221,820   283,531    219,977   279,575
Notes payable and other       1,128       286    20,000    40,000    27,000     19,000    26,000
 debt...................
Mandatorily redeemable        4,805       --        --        --        --         --        --
 preferred stock........
Stockholders' equity....      6,480    39,880    50,620    57,794    48,845     60,407    50,581
Book value per share....       4.40      9.18      9.57     10.81      9.06      11.29      9.12
                                                                                THREE MONTHS
                                                                               ENDED MARCH 31,
                                      YEARS ENDED DECEMBER 31,                   (UNAUDITED)
                          -------------------------------------------------  -------------------
                            1991      1992      1993      1994      1995       1995      1996
SELECTED GAAP RATIOS:
Loss and LAE ratio......    62.3%     69.2%     69.9%     71.3%     88.2%      71.6%     82.3%
Expense ratio...........    29.5      23.0      23.4      25.1      26.8       23.7      23.5
                          --------- --------- --------- --------- ---------  --------- ---------
Combined ratio..........    91.8%     92.2%     93.3%     96.4%     115.0%     95.3%     105.8%
                          ========= ========= ========= ========= =========  ========= =========

    MIDLAND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The actual results of Midland could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "RISK FACTORS" and elsewhere in this Prospectus.

  The following information has been provided by Midland. The information in this discussion and analysis is presented on the basis of GAAP.

RESULTS OF OPERATIONS

 Results of Operations for the quarter ended March 31, 1995 compared to the quarter ended March 31, 1996

  Gross premiums written for the quarter ended March 31 increased by 6% from 1995 to 1996. Midland expanded certain of its programs during 1995, but experienced unfavorable results. Certain programs have been eliminated, rate increases have been or are being implemented and underwriting guidelines have been tightened. As a result, Midland expects full year 1996 gross premiums written to decline as compared to 1995.

  Net premiums written for the quarter ended March 31 declined by 21% from 1995 to 1996 due to the utilization of a 30% quota-share reinsurance facility during 1996.

  Fee income increased by 55% from the first quarter of 1995 to the first quarter of 1996 due to rate increases implemented in 1995 and due to fees generated from direct bill policies. During 1994, a large percentage of Midland's business was agency billed business, but the accounts were substantially converted to direct billing in late 1994 and 1995.

  Losses and LAE increased by 16% for the quarter ended March 31, 1996, as compared to the same period of 1995. This increase was mitigated by the utilization of reinsurance during 1996. The loss ratio increased from 71.6% at March 31, 1995, when Midland retained 98% of its premiums written to 82.3% at March 31, 1996, net of reinsurance. Midland experienced adverse loss results during the second half of 1995, and to a lesser extent during the first quarter of 1996. Midland intends to continue to establish loss reserves at more conservative levels until the full impact of the underwriting and pricing changes made in late 1995 and early 1996 are precisely quantified.

  Policy acquisition costs remained relatively flat for the first quarter of 1995 and the first quarter of 1996, after giving recognition to ceding commission income on reinsurance. This is due to a significant decrease in the percentage of acquisition costs being deferred, as a result of increased loss ratios.

  Operating expenses increased by 20% for the quarter ended March 31, 1996 as compared to the quarter ended March 31, 1995 due primarily to the addition of certain personnel and the enhancement of information technology to increase underwriting controls.

  Interest and bank charges increased by 56% from the first quarter of 1995 to the first quarter of 1996 because the interest rate on Midland's credit facility was increased retroactive to October 1, 1995 during the first quarter of 1996. In addition, Midland was required to pay amendment fees of $117,500 in connection with the renegotiation of the financial covenants of the loan during the first quarter of 1996.

 Year Ended December 31, 1994 Compared to the Year Ended December 31, 1995

  For the year ended December 31, 1995, Midland reported a $10.1 million net loss. This loss resulted from adverse claims experience primarily in Arizona and California non-standard personal automobile programs and, to a lesser extent, from certain commercial automobile programs. In particular, Midland believes its full coverage automobile programs in Arizona and California were inadequately priced.

  During 1994, Midland made a decision to expand its full coverage personal automobile programs, particularly in two of its larger markets, Arizona and California, where it had previously written substantially liability-only coverage. This decision was based upon several factors, including: Midland was experiencing a high cancellation rate and low retention rates on liability only policies; Midland's competitors had reported underwriting profits from full coverage business; and Midland had been successful in underwriting some full coverage business in certain other states. However, this strategy proved costly. Upon implementation of the expanded full coverage programs, Midland's monthly premium volume increased slightly in Arizona, but doubled in California. Gross premiums written in Arizona and California for 1994 were $26.5 million and $24.2 million, respectively. In 1995, gross premiums written in Arizona and California were $28.4 million and $39.4 million, respectively. Both programs generated sharply increased claims frequency and consequently, higher loss ratios on the full coverage business. The increased claims frequency also presented a claims processing backlog and consequently increased losses and LAE.

  After extensive analysis, Midland concluded that it had attracted a disproportionate share of insureds with undesirable insurance and credit histories; market premium levels were inadequate; and in certain situations, Midland's agents had adversely selected against it in favor of higher incentive commissions from other carriers. Since identifying these problems, during 1995 Midland eliminated its full coverage programs in California and tightened controls over full coverage in Arizona to more carefully selected risks, and in addition, terminated its relationship with certain unprofitable agents. Enhanced underwriting procedures have been implemented in all states in which Midland operates. In addition, rate increases have been implemented in Florida, Georgia, Texas and Arizona since July 1995 and will be implemented in California, Louisiana, Arkansas and Tennessee in early to mid-1996. These actions are expected to reduce Midland's non-standard personal automobile gross premiums written by approximately 20% in 1996.

  To provide additional management controls, Midland established an internal audit department and a claims audit team in 1995, in early 1996 hired additional pricing analysts, and a national market analyst, and also in 1996 plans to continue to upgrade claims staff and hire a Chief Actuary for loss reserving.

  Midland also experienced a deterioration in results related to its Illinois commercial automobile programs and determined in early 1995 to close that branch office and terminate the Illinois program. Expenses associated with the closing of that branch were approximately $1.0 million in 1995. Additionally, claims experience on certain commercial automobile programs in Texas deteriorated while pricing became very competitive. Midland decided to eliminate those unprofitable programs as well. Commercial gross premiums written are expected to decrease in 1996, by approximately 30% due to these changes.

  During 1995, Midland strengthened its prior year loss reserves by approximately $11.0 million due to adverse development in both the commercial and personal programs mentioned above and due to higher than anticipated LAE. This adverse development was impacted by a processing backlog in the western region claims office which occurred in the first half of 1995 related to the Arizona and California full-coverage programs. Midland believes it has adequately provided for the development, as well as implemented greater controls and added sufficient claims staff to prevent any further material adjustments to prior year reserves.

  Midland's combined ratio has deteriorated during the last two years from 93.3% in 1993 to 96.4% in 1994 and 115.0% in 1995. In 1994, this was due in part to increased loss ratios but also to increased net acquisition costs caused by the elimination of quota-share reinsurance January 1, 1994. Midland's loss ratio significantly increased from 71.3% in 1994 to 88.2% in 1995 due to adverse experience in the current year as well as to the adverse development of prior years. The expense ratio increased from 25.1% in 1994 to 26.8% in 1995 due to the write-off of deferred acquisition costs associated with discontinued programs and premium reserve deficiencies on certain continuing lines of business together totaling approximately $5.4 million. These increased acquisition costs were partially offset by ceding commissions Midland received from a 30% quota-share reinsurance program implemented as of September 30, 1995 for its non-standard personal automobile policies. This program was established with Kemper Reinsurance Company ("Kemper") and included a cession of in force and unearned premiums as of September 30, 1995.

  Overall, as compared to 1994, Midland's gross premiums written for 1995 grew 38% to $210 million and its net premiums written grew 14% to $172 million. This growth came primarily from California, due to the implementation of new full coverage programs, from Arkansas, where Midland appointed a new general agency in 1995, and from growth within Tennessee, where Midland opened a new general agency office in mid-1994.

  Policy fees increased by 63% from $6.5 million in 1994 to $10.6 million in 1995, due to growth in premium volume.

  Investment income increased by 59% from 1994 to 1995 due to the investment of the $10 million obtained under Midland's credit facility and due to the investment of operating cash generated in 1995. The value of Midland's investment portfolio grew by $25.6 million to $162.3 million at December 31, 1995, compared to $136.7 million at December 31, 1994.

  Increases in losses and LAE were a result of Midland's growth and the unusual matters discussed above.

  While premiums earned increased by 46% in 1995 as compared to 1994, policy acquisition costs also increased by 60%. As noted above, the expense ratio also increased in 1995. These increases were due to the write-off of deferred policy acquisition costs from discontinued programs and from premium reserve deficiencies.

  Operating expenses increased significantly from $3.7 million in 1994 to $6.4 million in 1995, due to Midland's continued growth and due to significant investments in information technology systems and marketing programs.

  Interest expense nearly doubled in 1995 due to the increase in average debt outstanding related to Midland's bank credit facility through 1994.

  During 1995, Midland's California and Arizona claims operations were consolidated into a regional claims office in Arizona. This move, coupled with adverse development in full coverage programs in that region, created a significant backlog of claims, a resulting disruption in responsiveness and consequently increased losses and LAE related to those programs. Midland significantly increased its claims staff to accommodate the workload and believes it has taken adequate measures to prevent a similar service problem from recurring. Midland also believes it suffered no significant permanent damage to its agency and insured relationships during the disruption of service, due to its prior track record and due to its concentrated efforts to rectify the problem.

 Year Ended December 31, 1993 Compared to the Year Ended December 31, 1994

  Gross premiums written increased by 50% from $101.5 million in 1993 to $152.4 million in 1994. This growth came from several key states, including Arizona, California, Florida and Georgia. Net premiums written increased 97% to $151.1 million from $76.8 million in the prior year, due to the growth in gross premiums written, but also to the elimination of quota-share reinsurance effective January 1, 1994.

  Policy fees increased by 37% from $4.8 million in 1993 to $6.5 million in 1994, due to the growth in premium volume.

  Investment income increased by 86% from 1993 to 1994, due to the investment of cash generated from operations, which benefited by the elimination of quota-share reinsurance, and due to the investment of the proceeds of Midland's $20 million credit facility. Midland was also able to take advantage of rising interest rates with this newly invested cash as well as cash generated from maturities in its investment portfolio.

  Other income is derived from premium finance operations, which remained fairly stable through 1994.

  Losses and LAE increased by 118% from $38.6 million in 1993 to $84.3 million in 1994, due to the growth in premium volume and to the elimination of quota-share reinsurance. Also, as previously announced, Midland experienced increased claims frequency which it attributed to heavy rains in most of its major markets during October and November, 1994, increasing the loss ratio to 80.7% for the fourth quarter, compared to 67.4% for the first nine months. The loss ratio for the year 1993 was 69.9% compared to 71.3% in 1994.

  Policy acquisition costs increased by 152% from $12.5 million in 1993 to $31.4 million in 1994. This was directly attributable to the growth in premium volume in that period. The expense ratio increased from 23.4% in 1993 to 25.1% in 1994 due to the elimination of quota-share reinsurance, which generated ceding commission income to offset acquisition costs in prior years.

  Interest expense increased from $52,000 in 1993 to $970,000 in 1994 due to outstanding debt under Midland's credit facility through 1994.

  The income tax rate for 1993 and 1994 remained fairly constant at 27.1% and 27.3%, respectively, due to the continued concentration of Midland's investment portfolio in tax-preferenced securities.

LIQUIDITY AND CAPITAL RESOURCES

  The operating cash requirements of Midland relate primarily to the payment of claims, policy acquisition costs and operating expenses. Due to the nature of risks Midland insures, Midland's liabilities can be estimated. These liabilities generally develop and are resolved over a period of less than three years. Therefore, Midland generally has a predictable schedule of cash needs. Midland manages its investment activities to maintain adequate liquidity for operating purposes and to protect its policyholders and stockholders (i.e., "matching" of liquidity and cash requirements). Midland's portfolio is heavily weighted toward intermediate fixed maturity securities. Midland generally invests in investment grade securities and has a policy of not acquiring real estate investments. Historically, Midland has not experienced any "mismatches" related to liquidity management and none are anticipated. At December 31, 1994, Midland's fixed maturity securities were classified as held-to-maturity. During 1995, Midland's Investment Committee made a decision to liquidate and reinvest the proceeds of certain of those securities to take advantage of higher available yields. As a result, Midland has reclassified the entire portfolio to available-for-sale and the securities are carried at fair value at December 31, 1995. There are no foreseeable requirements to liquidate any investments prior to their scheduled maturities.

  Midland's objective is to maintain a premiums-to-surplus ratio based on the industry standard of a maximum of 3:1. For the year ended December 31, 1995, the premiums-to-surplus ratio was 3:1, compared to 2.4:1 for 1994. Midland anticipates this ratio will decrease during 1996 due to two factors. First, Midland expects to write less premiums in 1996 as a result of its decision to eliminate certain programs and due to rate increases already taken or anticipated to be taken during 1996. Second, Midland will utilize its 30% quota-share reinsurance facility on its personal automobile programs throughout 1996. This reinsurance was obtained effective September 30, 1995.

  Midland secured a $20 million permanent credit facility in December 1993, which was utilized to expand underwriting capacity in 1994. This facility was increased to $30 million in December 1994, with the increase being utilized to expand underwriting capacity during 1995. At September 30, 1995, Midland defaulted on certain financial covenants contained in the related loan agreement. The default was not cured prior to December 31, 1995. The loan agreement was amended, including revised financial covenants, effective March 1, 1996. Under the terms of the restated loan agreement, Midland is not required to pay principal until June 30, 1996, and quarterly thereafter through June 30, 1998. Interest is payable quarterly. See Note 6 and Note 15 of the Notes to Midland Consolidated Financial Statements for further discussion.

  Midland utilizes catastrophe insurance futures and options (the "CAT contracts") to help manage Midland's risk from catastrophic losses. These CAT contracts are traded on the Chicago Board of Trade ("CBOT") and are designed to track insured catastrophic losses on a regional and nationwide basis. The CAT contracts are indexed to loss notices as determined by Insurance Services Office, Inc. (the "ISO") using data obtained from designated reporting companies. The ISO considers losses reported to the designated companies as of the end of the quarter following the loss quarter. The ISO estimates quarterly premiums based on the most recent statutory annual statements filed by the reporting companies. Since the premium is known and constant during the life of the CAT contract, any changes in CAT contract prices are due entirely to changes in the amount of reported losses. The CAT program is used by management as a supplement to reinsurance treaties. Depending on CBOT quotes and conditions in the traditional catastrophic reinsurance market, the standardized nature of the CAT contracts provides management the opportunity to "shop" for better price and coverage in specific regions that a reinsurance company may not be able to offer in a timely fashion.

  The program has been used for hedging catastrophic risk with the ISO September Eastern contract at the CBOT. These particular contracts focus on the Atlantic coast and gulf regions of the country. It is in certain areas of those regions that management believes it has catastrophic exposure that is too costly to reinsure "traditionally." The contracts are based on industry-wide loss ratios calculated by the ISO. To hedge, management purchases or sells calls or puts at various loss ratios in order to mitigate its exposure to loss. Therefore, if the industry is suffering from catastrophic losses, the loss ratio increases. Midland's CAT contracts consequently reflect a profit to offset underwriting losses. If a catastrophic event does not occur, the CAT positions reflect a loss, but Midland's underwriting business remains profitable. The program has performed up to management's expectations. Midland's management will continue to explore opportunities in the CAT market. Hedges will be made only if they provide a cost effective supplement to traditional reinsurance.

RECENT ACCOUNTING PRONOUNCEMENTS

  See Note 1 of the Notes to Midland Consolidated Financial Statements for the impact of recent accounting pronouncements.

                            DESCRIPTION OF BUSINESS

DANIELSON

  Danielson is a holding company that is primarily engaged, through its subsidiaries, in the workers' compensation and the non-standard personal and commercial automobile insurance businesses. Danielson also owns a small California non-bank trust company that provides personal trust and employee benefit trust services. Danielson operates its subsidiaries on a decentralized basis, allowing most operating decisions to be made at the subsidiary level.

OVERVIEW OF NAICC'S INSURANCE BUSINESS

  NAICC's objective is to grow through expansion of its specialty insurance product lines and its geographic territories in a continuing effort to build stockholder value as a specialty insurance company. The focus of its strategy is to provide a limited number of types of insurance products to certain targeted markets in a highly efficient and profitable manner. NAICC is willing to redeploy its capital to profitable lines and profitable markets if and when any specific insurance line or market suffers excessive competition or rate deterioration. NAICC's incentive compensation of its senior managers is based upon the achievement of such objective and the implementation of this strategy.

  NAICC is a California corporation engaged in underwriting and marketing workers' compensation insurance and non-standard personal and non-standard commercial automobile insurance. NAICC markets its workers' compensation and non-standard commercial automobile insurance products through more than 700 independent insurance agents and brokers, none of whom individually produce more than 5% of NAICC's gross premiums written. NAICC markets its non-standard personal automobile insurance through one general agent that utilizes approximately 600 independent agents.

  The following table sets forth NAICC's gross premiums written by state for the periods indicated:

                                                             THREE MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,      MARCH 31,
                                    ------------------------ -------------------
                                     1993     1994    1995       1995      1996
                                               (DOLLARS IN THOUSANDS)
Arizona............................ $ 2,516 $  3,046 $ 2,532 $     753 $     747
California.........................  86,212   93,271  61,764    19,154    10,838
Idaho..............................   4,083    4,582   3,318       945       727
Nevada.............................     434      449     350        27       121
Oregon.............................   2,610    3,011   2,952       828       676
Other..............................      41       20      33         4         1
                                    ------- -------- ------- --------- ---------
  Total............................ $95,896 $104,379 $70,949   $21,711   $13,110
                                    ======= ======== ======= ========= =========

  The following table sets forth net premiums written by line of business for the periods indicated:

                                                                          THREE MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,                     MARCH 31,
                         -------------------------------------------  ----------------------------
                             1993           1994           1995           1995            1996
                                                (DOLLARS IN THOUSANDS)
Line of business:
Workers' compensation... $79,269  90.1% $77,173  84.7% $38,200  69.0% $13,264   75.3% $3,999  44.5%
Non-standard automobile
  Personal..............   4,944   5.6   10,511  11.5   15,018  27.2    3,902   22.2   4,029  44.8
  Commercial............   1,748   2.0    2,065   2.3    2,023   3.7      481    2.7     960  10.7
Other...................   1,992   2.3    1,320   1.5       54   0.1      (35)  (0.2)      4   0.0
                         ------- -----  ------- -----  ------- -----  -------  -----  ------ -----
    Total............... $87,953 100.0% $91,069 100.0% $55,295 100.0% $17,612  100.0% $8,992 100.0%
                         ======= =====  ======= =====  ======= =====  =======  =====  ====== =====

NAICC'S WORKERS' COMPENSATION INSURANCE BUSINESS

 General

  Workers' compensation insurance policies provide coverage for workers' compensation and employers' liability. The workers' compensation portion of the coverage provides for statutory benefits that employers are required to pay to employees who are injured in the course of employment including, among other things, temporary or permanent disability benefits, death benefits, medical and hospital expenses and expenses of vocational rehabilitation. The benefits payable and the duration of such benefits are prescribed by statute, and vary with the nature and severity of the injury or disease and the wages, occupation and age of the employee. The employers' liability portion of the coverage provides protection to an employer for its liability for losses suffered by its employees that are not included within the statutorily prescribed workers' compensation coverage. Typically, workers' compensation policies have a maximum term of one year.

  At December 31, 1995, NAICC had 3,844 workers' compensation policies in force with an average approximate annual premium size of $6,201, compared to 7,097 and 7,183 policies in force at December 31, 1993 and 1994, respectively, with an average approximate annual premium size of $11,492 and $9,566 in each respective year. NAICC's management believes the decrease of approximately 46.5% in the policies in force from 1994 to 1995 is attributable to significantly increased price competition in the California workers' compensation market. For the first quarter of 1996, NAICC continued to price the renewals of its in-force California policies above the market level price. In doing so, its in-force policy count continued to decrease.

  In 1995, 82% of NAICC's workers' compensation direct premiums written were in the State of California. Effective January 1, 1995, a new "open rating" law replaced the old workers' compensation "minimum rate" law. The new open rating law significantly changes the way in which insurance companies price workers' compensation insurance in California. Under open rating, to obtain approval to use any workers' compensation rates in California, an insurer is required to file its proposed rates and rating plans with the California Department. The California Department may disapprove a rate filing only if it finds that the rates are unfairly discriminatory, could threaten the solvency of the insurer, or could cause a single insurer, other than the California State Compensation Insurance Fund, to control more than 20% of the market.

  The profitability of the workers' compensation line of business in California in 1992, 1993 and 1994 increased competition in that line. That competition, coupled with California's adoption of a new "open rating" law in 1995, created a new and less profitable pricing environment in the California workers' compensation market. Notwithstanding the change in the California market, and in accordance with its underwriting philosophy, NAICC continues to price its workers' compensation insurance in a way that NAICC expects will result in profitable operating results. As a result, NAICC has experienced a reduction in the number of workers' compensation policies written and net premiums written in recent periods and has redeployed a portion of its capital into its non-standard automobile insurance business. NAICC's non-standard personal and commercial automobile insurance business has grown from its inception in 1993 to $31.1 million in direct premiums written for the year ended December 31, 1995.

  In response to developments affecting the market for workers' compensation insurance in California, NAICC has pursued a strategy of redeploying its capital either in other specialty lines of insurance such as non-standard personal automobile insurance or in the workers' compensation line in geographic markets believed by NAICC to offer greater potential for profitability than California. In furtherance of its strategy to write workers' compensation insurance in markets other than California, in June 1996, NAICC acquired Valor Insurance Company, Incorporated ("Valor"), a Montana-domiciled specialty property and casualty insurance company that primarily writes workers' compensation insurance policies. This acquisition will enable NAICC to market workers' compensation insurance directly to employers in the State of Montana. Pursuant to the Stock Purchase Agreement dated May 31, 1996 among NAICC, Valor and Keith E. Brownfield, NAICC paid approximately $2.9 million to Valor stockholders, with an additional $500,000 payable if certain cumulative net income goals are achieved by Valor prior to December 31, 2000.

  NAICC utilizes a proprietary premium and loss ("PAL") software application in connection with the primary functions of data entry, reserving, calculation of benefits and payment of expenses and benefits that NAICC believes offers an advantage because it is stable, expandable, multi-functional and cost effective. NAICC's PAL software automatically rates and issues policies, endorsements and premium audits in all states and provides easy access to data via its relational database architecture. PAL also provides automatic reinsurance cessions of both premiums and losses.

  Set forth below are certain financial ratios relating to NAICC's workers' compensation business and a comparison of the combined ratios of NAICC's workers' compensation business to the industry averages for the periods indicated.

                                                                 THREE MONTHS
                                               YEARS ENDED           ENDED
                                              DECEMBER 31,         MARCH 31,
                                            -------------------  --------------
                                            1993   1994   1995    1995    1996
STATUTORY BASIS:
Loss and LAE ratio.........................  76.9%  66.6%  71.0%   77.0%   75.8%
Policyholder dividend ratio................   5.8   12.0    4.1     3.7     1.0
Expense ratio..............................  24.2   25.4   31.4    29.2    57.4
                                            -----  -----  -----  ------  ------
Combined ratio............................. 106.9% 104.0% 106.5%  109.9%  134.2%
                                            =====  =====  =====  ======  ======
GAAP BASIS:
Loss and LAE ratio.........................  76.9%  66.6%  71.0%   77.0%   75.8%
Policyholder dividend ratio................   4.5    7.6    0.3     1.0     1.0
Expense ratio..............................  25.1   26.0   32.3    28.3    55.8
                                            -----  -----  -----  ------  ------
Combined ratio............................. 106.5% 100.2% 103.6%  106.3%  132.6%
                                            =====  =====  =====  ======  ======
STATUTORY INDUSTRY AVERAGE: (1)
Combined ratio............................. 109.1% 101.4%   --      --      --
                                            =====  =====  =====  ======  ======

- ---------------------
(1) Source: A.M. Best statistical data (statutory basis) for workers' compensation insurance companies. Data for 1995 and the first quarter of 1996 are not currently available.

 Marketing

  NAICC writes workers' compensation business primarily in the states of California, Oregon, Arizona and Idaho through more than 700 contracted independent agents. The agency contracts provide authority to bind coverage within detailed underwriting guidelines set by NAICC. There are no managing general agency contracts or general agency contracts covering NAICC's workers' compensation insurance.

  NAICC maintains five new business production offices located in Portland, Oregon; Phoenix, Arizona; and San Francisco, Fresno; and Long Beach, California. The marketing and underwriting employees at these offices solicit and underwrite only new applications produced by independent agents. NAICC believes that its local presence allows it to better serve independent agents. All other functions of policyholder service, renewal underwriting, policy issuance, premium collection and record retention are performed centrally at NAICC's home office in Long Beach, California.

  NAICC targets employers having operations that are classified as low to moderate hazard and that generally have payrolls under $1 million. Typically, annual premiums for employers in this payroll category are less than $25,000. According to the California Workers' Compensation Insurance Rating Bureau ("WCIRB"), which is the designated statistical agent for the California Department, in California, 58% of all policyholders pay premiums that fall within the range of $1,000 to $25,000 annually. Only approximately 10% of NAICC's policyholders pay premiums greater than $25,000.

 Underwriting

  NAICC maintains a disciplined approach to risk selection and pricing. In accordance with this policy, NAICC selects each prospective policyholder based on the characteristics of such risk and establishes premiums based on loss experience and risk exposure. NAICC's pricing policy is not driven by market share considerations.

  Rates, rating plans, policyholder dividend plans and policy forms are developed and filed by NAICC's underwriting personnel with the appropriate regulatory agency in each state in which NAICC operates. NAICC relies principally upon rates promulgated by either the WCIRB or the National Council on Compensation Insurance, the statistical agent for other western states in which NAICC markets insurance. Depending upon the state and NAICC's filed rating plans, NAICC may deviate from the filed rates where warranted by the characteristics of the risk. Individual policy rate deviations are tracked by NAICC's PAL on-line underwriting management system.

  In 1995, approximately 82% of NAICC's workers' compensation gross premiums written and 70% of NAICC's workers' compensation policies were produced in California. For the 1995 policy year, NAICC's workers' compensation policies in California had an average price of 130.2% of the WCIRB filed loss and LAE rates, sometimes referred to as "advisory pure premium rates." The California statewide average price was 106.5% of such advisory pure premium rates. Advisory pure premium rates are a benchmark for rate adequacy in the California workers' compensation business.

 Claims

  NAICC's workers' compensation claims are received, reviewed, processed and paid by NAICC employees located in claims service offices in Portland, Oregon; San Francisco, California; and Long Beach, California. NAICC's claims service personnel in NAICC's home office provide technical support and guidance to NAICC's claims service offices and monitor all activity at the claims service office level. All claims personnel receive training in fraud identification. NAICC believes that it is able to obtain the best result for the employer through the outsourcing of certain claims functions. Legal and investigative services (including fraud investigation) are provided by independent law firms and private investigation firms. NAICC also uses vendors to provide medical cost savings through physician and hospital bill review, access to preferred provider networks and large case management on an as-needed basis. NAICC believes that it is able to competitively contain legal costs, fraud and medical provider excesses by outsourcing these functions. Most of NAICC's policyholders are not of sufficient size or type to make a more specialized managed care approach to medical cost containment more cost effective.

  Workers' compensation claims processing involves the issuance of numerous checks to vendors of legal, medical and rehabilitation services, as well as to the injured worker. The PAL claims subsystem automatically prints these checks as well as letters of explanation to the injured worker that must accompany each check. The claims subsystem has a diary feature which enables claims examiners and supervisors to constantly monitor open individual claims. Finally, the claims subsystem provides all necessary routine management reports and also has the capability to build and run customized queries easily. NAICC management believes this subsystem is of competitive advantage to NAICC because it is stable, expandable, and it functions at a relatively low cost.

NAICC'S NON-STANDARD PERSONAL AUTOMOBILE INSURANCE BUSINESS

 General

  NAICC currently writes non-standard personal automobile insurance only in California. NAICC began writing non-standard personal automobile insurance in July 1993. Non-standard risks are those segments of the driving public which generally are not considered to be "preferred" business, such as drivers with a record of prior accidents or driving violations, drivers involved in particular occupations or driving certain types of vehicles, or those who have been non-renewed or declined by another insurance company. Management believes that opportunities in the non-standard personal automobile insurance market are influenced by many factors, including the market conditions for standard automobile insurance, the assigned risk or residual market plans of individual states and the extent to which state motor vehicle laws are enforced.

  NAICC's management believes the non-standard personal automobile insurance market has grown due to state law enforcement agencies' stepping up enforcement of motor vehicle laws, including drunk driving and uninsured motorist laws. According to A.M. Best, premiums from the national non-standard personal automobile insurance market grew at a compounded annual rate of 13% from 1990 through 1994, the last year for which such information is available.

  NAICC had 15,419 and 20,000 non-standard personal automobile policies in force for the years ended December 31, 1993 and 1994, respectively, compared to more than 29,000 policies in force in 1995. NAICC cedes 50% of its non-standard personal automobile direct premiums written, direct losses and allocated LAE to a major reinsurance company under a quota-share reinsurance agreement.

  Set forth below are certain financial ratios relating to NAICC's non-standard personal automobile business and a comparison of the combined ratios of NAICC's non-standard personal automobile business to the industry averages for the periods included.

                                                                 THREE MONTHS
                                               YEARS ENDED           ENDED
                                              DECEMBER 31,         MARCH 31,
                                            -------------------  --------------
                                            1993   1994   1995    1995    1996
STATUTORY BASIS:
Loss and LAE ratio.........................  51.8%  71.3%  65.8%   68.8%   69.2%
Expense ratio..............................  41.3   34.1   31.3    31.1    27.3
                                            -----  -----  -----  ------  ------
Combined ratio.............................  93.1% 105.4%  97.1%   99.9%   96.5%
                                            =====  =====  =====  ======  ======
GAAP BASIS:
Loss and LAE ratio.........................  51.8%  71.3%  65.8%   68.8%   69.2%
Expense ratio..............................  60.0   33.6   33.6    34.4    32.9
                                            -----  -----  -----  ------  ------
Combined ratio............................. 111.8% 104.9%  99.4%  103.2%  102.1%
                                            =====  =====  =====  ======  ======
STATUTORY INDUSTRY AVERAGE: (1)
Combined ratio............................. 101.7% 102.7% 104.1%    --      --
                                            =====  =====  =====  ======  ======

- ---------------------
(1) Source: A.M. Best, "Best's Review: By-line Underwriting Results; Auto Private Passenger." Quarterly data are not currently available.

 Marketing

  NAICC markets non-standard personal automobile insurance solely through one general agent, SCJ Insurance Services, Inc., which, in turn, markets through 600 independent agents located in California.

  The characteristics of NAICC's policies in force as of December 31, 1995 define NAICC's target market. NAICC offers policy terms ranging from one month to 12 months, approximately 56% of which are one month policies, and 35% of which are annual policies, and the remainder are either three or six months in term. Of NAICC's total non-standard personal automobile policies, about 95% cover owned vehicles and 5% cover individuals who do not own an automobile. Approximately 40% of NAICC's policyholders are ineligible for non-renewal or cancellation under California Proposition 103. See "Regulation." About 75% of NAICC's policies cover liability only with the remaining 25% covering both liability and physical damage. Northern California accounted for 54% of NAICC's net premiums written in 1995 while southern California contributed

46% (of which 12% came from Los Angeles County). NAICC does not foresee any significant changes in this distribution in the near term.

 Underwriting

  Insurers admitted in California are required to obtain prior approval of both rates and forms for most types of insurance, including non-standard personal automobile liability and physical damage insurance, from the California Department before being used as part of an insurance contract in California. NAICC periodically revises its forms and rates based upon demand and NAICC's historical experience. NAICC's general agent has authority, through its agency contract, to use these forms and rates to bind new and renewal policies in accordance with NAICC's underwriting guidelines.

  The general agent performs the risk selection, rating, policy issuance, and premium collection functions for NAICC using its own data processing system. The general agent's computer system interfaces with NAICC's PAL computer system and uploads all premium transactions nightly. The general agent's system affords easy access to data through either customized or routine management reports enabling both the management of the general agent and NAICC to track profitability.

  NAICC offers limits of liability of a maximum of: $15,000 per person and $30,000 per accident for bodily injury liability; $10,000 for property damage liability; automobile medical payments of a maximum of $2,000 per person; uninsured motorists coverage of $15,000 per person; and $30,000 per accident, and $33,000 for physical damage to any one covered automobile. NAICC does not provide policies covering higher or excess limits of liability.

 Claims

  NAICC's automobile claims personnel adjust automobile claims for both NAICC's non-standard personal and non-standard commercial automobile programs. All of NAICC's automobile claims are handled by NAICC employees in the Long Beach, California headquarters. Claims are reported by agents, insureds and claimants directly to NAICC through fax or toll-free lines. Claims are entered, reserved and assigned to NAICC front line adjusters within 24 hours. NAICC front line adjusters are authorized to settle claims of up to $5,000 to facilitate rapid resolution. Settlement of claims in excess of $5,000 requires supervisory approval. NAICC adjusters assign independent appraisers from a list of NAICC-approved firms to provide repair estimates and other general appraisal services. The actual investigation of claims is handled primarily by NAICC adjusters by telephone unless an in-person meeting is necessary, in which case an independent adjuster is selected from a list approved by management. NAICC adjusters are responsible for all aspects of claims investigation, reserving, settlement, payment and recovery.

  Each adjuster handles a pending load of 100 to 120 claims files, receiving 30 to 40 new claims per month. Although NAICC currently receives approximately 450 new claims per month, the total auto claims pending count is maintained at approximately 1,450 pending claims which reflects NAICC's rapid resolution of claims. Of the approximately 1,450 claims currently pending, fewer than 85 are being litigated.

  NAICC manages litigation through regular supervisory involvement. Although NAICC assigns cases to outside counsel, NAICC's management conducts routine file reviews, and adjusters take an active role in managing and resolving the cases. NAICC has alternative fee arrangements with law firms in several major cities and closely monitors bills and performance through file reviews and litigation reports.

  All claims personnel receive training in fraud identification. Claims involving suspected fraud are referred to an in-house special investigation unit ("SIU") adjuster who manages a detailed investigation of these claims using outside investigative firms. When evidence of fraudulent activity is identified, the SIU adjuster works with the various state departments of insurance, the National Insurance Crime Bureau and local law enforcement agencies in handling the claims.

  Claims recovery is managed by the handling claims adjuster. NAICC has a contractual agreement with a salvage buyer in order to maintain high levels of recovery. Subrogation is handled in-house for most claims, while difficult claims are sent to a collection agent for follow-up on a contingent fee basis.

  The auto claims group uses NAICC's PAL system which facilitates all aspects of claims handling and management by providing (i) on-line claim and policy-limit verification, (ii) automated claim diary system functions which support claims supervision, (iii) assurance that expense checks are issued only to authorized vendors under adjuster authority, (iv) information pertaining to policyholders' claims history, and (v) form letters which may be customized at the direction of the adjuster.

NAICC'S NON-STANDARD COMMERCIAL AUTOMOBILE INSURANCE BUSINESS

 General

  Automobiles used or owned by businesses that are used to further the purposes of those businesses are classified broadly as "commercial automobiles" for insurance purposes. The majority of automobiles owned or used by businesses are insured under policies that provide other coverages for the business, e.g., general liability insurance. A large percentage of standard insurers will not cover certain commercial automobiles because of the claims experience and/or the type of the business, the use or the driver of the automobile.

  NAICC's policies in force typically cover fleets of four or fewer automobiles. The current average annual premium of the policies in force is approximately $3,000. About 45% of the policies provide both liability and physical damage coverage; most of the remainder provide liability insurance only. Businesses which are unable to insure a specific driver and businesses having vehicles used in higher than normal hazardous activities are typical NAICC insureds. Examples of higher hazard vehicles include sand and gravel haulers, farm vehicles and certain short haul common carriers. NAICC does not insure intermediate or long haul truckers, trucks hauling logs, pulp or similar higher hazard automobiles.

 Marketing

  NAICC markets non-standard commercial automobile insurance through approximately 600 independent agents located in Arizona, California, Idaho, Nevada and Oregon. NAICC does not use any managing general agents in this line of business, although NAICC has granted agency contracts to agents who may use independent agents. NAICC's new business field offices support the production of this business through the independent agents.

  NAICC believes its procedures facilitate agents' production and placement of this business with NAICC. Agents are given a diskette for use in their personal computer containing a menu driven, DOS-based program that rates applicants and produces a printed application for the agent. The agents have limited authority to quote and bind policies subject to NAICC's underwriting guidelines. Finally, all policy premiums are paid directly to NAICC, eliminating the need for the agent to perform the collection and credit function.

 Underwriting

  All data entry, final rating, underwriting and policy issuance for the non-standard commercial automobile business is done by NAICC employees at its Long Beach, California office. These employees also perform the premium collection function. NAICC leases a personal computer-based application for rating, policy issuance and direct billing that interfaces with its mainframe PAL system. NAICC believes that this system provides an efficient means of performing these functions.

  Rates and policy forms are developed by NAICC and filed with the regulators in each of the relevant states, depending upon each state's requirements. NAICC contracts with a pricing actuary to assist in the rate evaluation, determination and filing. NAICC relies upon industry experience tempered by its own experience in establishing rates.

  The maximum non-standard commercial automobile policy limit provided by NAICC is $1 million bodily injury and property damage combined single limit of liability for each occurrence. NAICC retains the first $150,000 bodily injury and property damage combined single limit of liability for each occurrence. Losses in excess of $150,000 per occurrence are ceded to reinsurers.

 Claims

  All of NAICC's non-standard commercial automobile claims are handled under the direction of the NAICC claims personnel who also are in charge of the non-standard personal automobile claims operations. The policies and procedures outlined in the discussion of non-standard personal automobile claims applies also to non-standard commercial automobile claims. Currently, there are fewer than 100 such pending claims.

PROVISIONS FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

  NAICC's provisions for unpaid losses and LAE are made based upon estimates for reported losses, NAICC's historical experience of losses reported by reinsured companies for insurance assumed, and actuarial estimates based upon historical NAICC and industry experience for development of reported and unreported (incurred but not reported) claims. Any changes in estimates of ultimate liability are reflected in current operating results. Inflation is assumed, along with other factors, in estimating future claims costs and related liabilities. NAICC does not discount any of its loss reserves for financial statement purposes.

  The ultimate cost of claims is difficult to predict for several reasons. Claims may not be reported until many years after they are incurred. Changes in the rate of inflation and the legal environment have created forecasting complications. Court decisions rendered in the time between the dates on which a claim is reported and its resolution may dramatically increase liability. Punitive damages awards have grown in frequency and magnitude. The courts have imposed increasing obligations on insurance companies to defend policyholders. As a result, the frequency and severity of claims have grown rapidly and unpredictably.

  The unpaid losses and LAE related to environmental claims are established based upon facts currently known and the current state of the law and coverage litigation. Liabilities are estimated for known environmental claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific contract of insurance or reinsurance and management can reasonably estimate its liability. Liabilities for unknown environmental claims or unreported environmental claims and development of reported environmental claims are included in NAICC's bulk unpaid losses. Management believes that the liability for unknown or unreported environmental claims is not material based on historical reporting experience. The liability for the development of reported environmental claims is based on estimates of the range of potential losses for reported environmental claims in the aggregate as well as currently established case estimates and industry development factors for reported claims. Estimates of liabilities are reviewed and updated continually. Exposure exists in excess of amounts that are currently recorded and that could be material.

  Due to these factors, among others, the process used in estimating unpaid losses and LAE cannot provide an exact result. Management of NAICC believes that the provisions for unpaid losses and LAE are adequate to cover the net cost of losses and LAE incurred to date; however, such liability necessarily is based on estimates and there can be no assurance that the ultimate liability will not exceed such estimates.

  The following table presents information on changes in the provisions for losses and LAE of NAICC for the periods presented:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       1993     1994     1995
                                                       (DOLLARS IN THOUSANDS)
Net unpaid losses and LAE at beginning of year...... $104,825 $119,223 $128,625
                                                     -------- -------- --------
Add:
Provision for losses and LAE related to:
  Current year......................................   65,157   67,131   45,592
  Prior years.......................................      743      384    3,123
                                                     -------- -------- --------
    Total incurred..................................   65,900   67,515   48,715
                                                     -------- -------- --------
Less:
Loss and LAE payments for claims related to:
  Current year......................................   11,852   15,849   14,464
  Prior years.......................................   39,650   42,264   46,582
                                                     -------- -------- --------
    Total paid......................................   51,502   58,113   61,046
                                                     -------- -------- --------
Net unpaid losses and LAE at end of year............  119,223  128,625  116,294
Plus reinsurance recoverables on unpaid losses and
 LAE................................................   18,256   17,705   21,112
                                                     -------- -------- --------
Gross unpaid losses and LAE at end of year.......... $137,479 $146,330 $137,406
                                                     ======== ======== ========

  The losses and LAE incurred in 1995 relating to prior years are primarily attributable to claims from business written prior to 1986 that is in run-off. Two claims from business in run-off comprise substantially all of the losses and LAE incurred related to prior years: one being a claim for asbestos exposure, which was settled in 1995 in the form of a policy buy-back; the other, a construction defect claim in which a court decision was contrary to previously established case law.

  NAICC has environmental claims against policies issued prior to 1980. The principal exposure arises from excess and primary policies of business in run-off, the obligations of which were assumed by NAICC. These excess and primary claims are relatively few in number and have policy limits of between $50,000 and $1 million, with reinsurance generally above $50,000. NAICC also has environmental claims primarily associated with participation in excess of loss reinsurance contracts assumed by NAICC. These reinsurance contracts have relatively low limits, generally less than $25,000, and estimates of unpaid losses are based on information provided by the primary insurance company. As of December 31, 1995, NAICC's net unpaid losses and LAE relating to environmental claims were $4.1 million. Included in the 1995 provision for losses and LAE occurring in prior years is $3.9 million related to claims arising from businesses in run-off since 1987 which includes environmental claims. Such losses and LAE increased NAICC's loss and LAE ratio for 1995 from 74.1% to 80.5%.

  The following table indicates the manner in which unpaid losses and LAE at the end of a particular year change as time passes. The first section reflects the liability as originally reported, net of reinsurance, at the end of the stated year. Each calendar year-end liability includes the estimated liability for that accident year and all prior accident years relating to that liability. The second section shows the original recorded net liability as of the end of successive years adjusted to reflect facts and circumstances which were subsequently discovered. The next line, cumulative deficiency, compares the adjusted net liability amount to the net liability amount as originally established and reflects whether the net liability as originally recorded was adequate to cover the estimated cost of claims. The third section reflects the cumulative amounts related to that liability that were paid, net of reinsurance, as of the end of successive years.

                                                 YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------
                            1988      1989      1990      1991      1992      1993      1994      1995
                                                  (DOLLARS IN THOUSANDS)
Net unpaid losses and     $115,858  $ 95,272  $ 91,870  $ 97,810  $104,825  $119,223  $128,625  $116,294
LAE at end of year......
Net unpaid losses and
LAE re-estimated as of:
 One year later.........   120,527   100,599    92,632    94,364   105,568   119,607   131,748
 Two years later........   124,167   100,143    87,504    99,875   111,063   123,039
 Three years later......   121,081    94,954    89,844   107,945   117,756
 Four years later.......   116,384    96,948    95,576   116,018
 Five years later.......   118,175   101,537   102,081
 Six years later........   122,784   107,344
 Seven years later......   128,589
Cumulative deficiency...   (12,731)  (12,072)  (10,211)  (18,208)  (12,931)   (3,816)   (3,123)
Cumulative net paid
losses and LAE as of:
 One year later.........    41,767    38,165    31,162    39,131    39,650    42,264    46,582
 Two years later........    72,735    56,876    53,424    63,483    68,025    71,702
 Three years later......    86,142    71,543    66,198    81,485    88,038
 Four years later.......    96,352    78,991    75,963    94,238
 Five years later.......   102,385    84,980    83,704
 Six years later........   107,661    90,458
 Seven years later......   112,555
Gross unpaid losses and                                           $125,391  $137,479  $146,330  $137,406
LAE at end of year......
Reinsurance recoverable.                                            20,566    18,256    17,705    21,112
                                                                  --------  --------  --------  --------
Net unpaid losses and                                              104,825   119,223   128,625   116,294
LAE at end of year......
Gross unpaid losses and
 LAE re-estimated
 as of:
 One year later.........                                           130,347   137,998   149,815
 Two years later........                                           132,201   141,737
 Three years later......                                           139,823
                                                                  --------  --------  --------
Re-estimated reinsurance                                            22,067    18,698    18,067
recoverable.............
                                                                  --------  --------  --------
Net unpaid losses and                                              117,756   123,039   131,748
LAE re-estimated........
Gross cumulative                                                   (14,432)   (4,258)   (3,485)
deficiency..............

  The table above ordinarily would present a ten year development of unpaid losses and LAE; however, the loss and LAE data of NAICC relating to periods prior to 1988 are not comparable to such data for periods subsequent to 1988. In 1988, NAICC assumed the unpaid policyholder liabilities of MAIC for accident years 1985, 1986 and 1987. The data subsequent to 1987 necessary to update the unpaid losses and LAE of NAICC as of December 31, 1987 and earlier includes loss and LAE data relating to MAIC that is not reflected in the December 31, 1987 unpaid losses and LAE of NAICC, and such data cannot be segregated because of the assumption of those 1985, 1986 and 1987 accident year liabilities in 1988. The 1988 assumption of the policyholder liabilities of MAIC was the last of a series of significant events and transactions that resulted in, among other things, the acquisition by Danielson of a majority ownership interest in NAICC, a change in the management of NAICC, and a material change in the business and operations of NAICC. As a result of these material changes, NAICC believes the table above, reflecting information commencing in 1988, provides the most meaningful and relevant historical analysis possible of unpaid losses and LAE of NAICC. Although NAICC continues to receive claims relating to 1988 and earlier, the liability recorded represents the best estimate by NAICC's management of the liability for currently foreseeable claims.

  The cumulative deficiency as of December 31, 1995 of $10.2 million, $18.2 million and $12.9 million for 1990, 1991 and 1992 of net unpaid losses and LAE, respectively, is primarily attributable to adverse development, subsequent to 1991, of the workers' compensation loss experience in the 1990 and 1991 loss years. The California workers' compensation industry, including NAICC, experienced adverse development during those loss years, primarily in Southern California, largely as a result of a significant increase in the number of workers' compensation post-termination stress claims primarily due to a downturn in the California economy and an increase in unemployment. Workers' compensation reform legislation passed in July 1993, which effectively reduced the number of successful post-termination stress claims, as well as a decrease in unemployment in California and highly publicized anti-fraud activity, have contributed to the significantly more favorable loss experience in the 1992, 1993 and 1994 loss years. In 1995, favorable development of approximately $4.9 million in the 1992 and 1993 loss years for workers' compensation was offset by $2.6 million of adverse development of commercial business no longer written by NAICC and $5.4 million of adverse development of the businesses in run-off.

  Conditions and trends that have affected the development of these liabilities in the past may not necessarily recur or have similar effects in the future. It would not be appropriate to use this cumulative history in the projection of future performance.

REINSURANCE

  In its normal course of business and in accordance with industry practice, NAICC reinsures a portion of its workers' compensation exposure with other insurance companies to limit effectively its maximum loss arising out of any one occurrence. Contracts of reinsurance do not legally discharge the original insurer from its primary liability. In accordance with GAAP, the estimated reinsurance receivable arising from these reinsurance contracts is reported separately as an asset.

  In 1995, NAICC retained the first $400,000 per occurrence, and in 1996 increased its retention to $500,000 per occurrence, for workers' compensation claims. General Reinsurance Corporation ("GRC") continues to reinsure NAICC for the difference between NAICC's net retention and $5 million per occurrence. American Re-Insurance Company ("AmRe") continues to reinsure NAICC for the difference between $5 million per occurrence and $10 million per occurrence. Finally, NAICC places the remaining $90 million per occurrence, in excess of the first $10 million per occurrence, with 18 other reinsurers.

  Beginning with NAICC's commencement of its non-standard personal automobile program in June 1993, and continuing to date, NAICC cedes 50% of its non-standard personal automobile premiums and losses, under a treaty, on a quota-share basis to Munich American Reinsurance Company ("MARC"). This risk sharing is based upon a joint venture marketing effort rather than a traditional need for reinsurance.

  Non-standard commercial automobile liability insurance policies are reinsured under a treaty with GRC. NAICC retains the first $150,000 combined single limit of liability per occurrence for bodily injury and property damage. The next $850,000 per occurrence in excess of NAICC's net retention is ceded to GRC.

  As of December 31, 1995, GRC and MARC were the only reinsurers that accounted for more than 10% of NAICC's reinsurance recoverable on paid and unpaid claims. Total premiums ceded to reinsurers by NAICC in 1995 were 22% of gross premiums written. NAICC monitors its reinsurers by reviewing A.M. Best reports and rating information from reinsurance intermediaries and by analyzing financial statements of its reinsurers. At December 31, 1995, NAICC had reinsurance recoverables on paid and unpaid claims of $10 million from GRC and $9.8 million from MARC. Both MARC and AmRe are rated A+ by A.M. Best; GRC is rated A++ by A.M. Best.

  NAICC and its two subsidiaries participate in an intercompany pooling and reinsurance agreement under which such subsidiaries cede 100% of their net liability, defined to include premiums, losses and allocated LAE, to NAICC to be combined with the net liability for policies of NAICC in formation of a "pool." NAICC simultaneously cedes to those subsidiaries 10% of the net liability of the pool. NAICC's subsidiaries commenced participation in the pool in July 1993 and January 1994. The participating subsidiaries further reimburse NAICC for executive and professional services and administrative expenses based on designated percentages of net premiums written for each line of business. This intercompany pooling and reinsurance agreement has been approved by the California Department.

INVESTMENTS

  NAICC's investment objectives are to produce an attractive total rate of return on a pre-tax basis while, at the same time, protecting and enhancing policyholders' capital and surplus on a long-term basis and maintaining adequate liquidity for insurance operations. NAICC's investment policy provides that no more than 5% of the investment portfolio at market value can be invested in equity securities (other than mutual funds) and no more than 10% of the investment portfolio at market value may be invested in mutual funds. Based on market value at March 31, 1996, 97.4% of NAICC's portfolio consisted of investment grade fixed maturity securities, 1.6% of the portfolio consisted of short-term investments and 1% of the portfolio consisted of equity securities. In addition, investments in individual securities are limited to a percentage of policyholders' capital and surplus, depending on the security's rating and the type of security. At March 31, 1996, the fixed maturity portfolio investments of NAICC had an average maturity of 4.2 years.

  The following table sets forth a summary of Danielson's consolidated investment portfolio as of March 31, 1996, by investment type (dollars in thousands).

                                                  AS OF MARCH 31, 1996
                                        ----------------------------------------
                                        AMORTIZED              FAIR
                                          COST    PERCENTAGE  VALUE   PERCENTAGE
Fixed maturities:
  U.S. Government/Agency (AAA)......... $ 63,815     39.2%   $ 64,763    39.6%
  Mortgage-backed (AAA)................   62,203     38.2      61,387    37.5
  Corporates (AAA to A)................   34,369     21.1      34,419    21.0
  Corporates (BBB).....................    2,131      1.2       2,242     1.4
                                        --------    -----    --------   -----
  Subtotal-investment grade............  162,518     99.7     162,811    99.5
  Other................................      105      0.1         105     0.1
                                        --------    -----    --------   -----
Total fixed maturities.................  162,623     99.8     162,916    99.6
                                        --------    -----    --------   -----
Equity securities......................      256      0.2         602     0.4
                                        --------    -----    --------   -----
    Total.............................. $162,879    100.0%   $163,518   100.0%
                                        ========    =====    ========   =====

  The portfolio of Danielson includes mortgage-backed securities ("MBS") representing 34.7% and 36.9% of Danielson's total portfolio at December 31, 1994 and 1995, respectively, compared to 37.5% at March 31, 1996. All MBS held by NAICC are issued by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), both of which are rated "Aaa" by Moody's Investors Services. Fannie Mae and Freddie Mac are public corporations that were created by Congress and which guarantee the principal balance of their securities. Fannie Mae also guarantees timely payment of principal and interest. One risk associated with MBS is the timing of principal payments on the mortgages underlying the securities. The amount of principal an MBS investor receives is dependent upon the amortization schedules and termination patterns (resulting from prepayments or defaults) of the mortgages included in the particular underlying pool of mortgages supporting the security purchased. Although the principal is guaranteed, the yield can vary depending upon the timing of the repayment of the principal balance, i.e., prepayment and interest rate risk. Fannie Mae and Freddie Mac also issue higher risk securities and true derivatives, however, these are not the type held by NAICC. MBS may be composed of various types of bonds having different interest rates, maturities, as well as priorities to the cash flows of the underlying mortgages. MBS with sinking fund schedules are known as Planned Amortization Classes ("PAC") and Targeted Amortization Classes ("TAC"). The structures of PACs and TACs attempt to increase prepayment timing certainty, thereby minimizing prepayment and interest rate risk. MBS as well as callable bonds, in contrast to other bonds, are more sensitive to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily because of payors' increased incentive and ability to prepay principal and issuers' increased incentive to call bonds in a declining interest rate environment. NAICC's management does not believe that the inherent prepayment risk in its portfolio is significant. However, management of NAICC believes that the potential impact of interest rate fluctuations on Danielson's Consolidated Financial Statements could be significant because of the greater sensitivity of the MBS portfolio to market value declines and the classification of the entire portfolio as available-for-sale. The following table sets forth MBS held by NAICC as of March 31, 1996, by type of instrument (dollars in thousands):

                                                               MARCH 31, 1996
                                                            --------------------
                                                                      PERCENT OF
                                                            AMORTIZED   TOTAL
                                                              COST    PORTFOLIO
Non-PAC/TAC................................................  $18,674     11.5%
PAC/TAC....................................................   43,529     26.7
                                                             -------     ----
Total MBS..................................................  $62,203     38.2%
                                                             =======     ====

REGULATION

  Insurance companies are subject to insurance laws and regulations established by the states in which they transact business. The agencies established pursuant to these state laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examinations of insurers' records, capital and surplus requirements and the maximum concentrations of certain classes of investments. Most states also have enacted legislation regulating insurance holding company systems, including with respect to acquisitions, extraordinary dividends, affiliate transactions and other related matters. Danielson and its insurance subsidiaries have registered as a holding company system pursuant to such legislation in California and routinely report to other jurisdictions. The Association has formed committees and appointed advisory groups to study and continue to formulate regulatory promulgations on such diverse issues as the use of surplus debentures, accounting for reinsurance transactions and the adoption of RBC requirements. It is not possible to predict the impact of future state and federal regulations on the operations of Danielson or its insurance subsidiaries.

  NAICC is an insurance company domiciled in the State of California and is regulated by the California Department for the benefit of policyholders. The California Department is currently conducting a routine examination of the statutory basis financial statements of NAICC and its subsidiaries as of December 31, 1995 and has disclosed no findings to date. The California Insurance Code prohibits the payment, from other than accumulated earned surplus, of stockholder dividends which exceed the greater of (i) 10% of prior year's statutory surplus and (ii) prior year's statutory net income, without prior approval of the California Department. As a result of NAICC's negative unassigned surplus, NAICC is not permitted to pay dividends in 1996 without prior regulatory approval.

  The California Automobile Assigned Risk Plan (the "Assigned Risk Plan") provides state mandated minimum levels of automobile liability coverage to drivers whose driving records, or other relevant characteristics, make it difficult for them to obtain insurance in the voluntary market. The Assigned Risk Plan allocates risks to all personal automobile insurers in the voluntary market based on each insurer's proportionate share of the personal automobile direct premiums written. Premium rates for Assigned Risk Plan are established by the California Department and, by law, these rates must be actuarially sound. To be eligible for the Assigned Risk Plan, an applicant must first be denied coverage by three admitted insurance carriers. The Assigned Risk Plan rates were increased by approximately 85% on October 1, 1990 and by 5.2% on June 1, 1995. The combination of these factors has caused the number of drivers applying for insurance under the Assigned Risk Plan to decline as well as reduced the underwriting losses from the Assigned Risk Plan. The population of drivers in the Assigned Risk Plan has declined by approximately 90% in the period from 1988 to 1995 and continued declines are anticipated. NAICC does not expect assignments from the Assigned Risk Plan that will be material or that will have a material adverse effect upon the profitability of this line of business.

  Prior to 1989, California automobile insurance rates, other than assigned risk rates discussed above, were not subject to approval by any governmental agency. In November 1988, Proposition 103, a California ballot initiative, was passed into law. Among other things, Proposition 103 requires insurance companies to obtain prior regulatory approval of any new rates prior to use. Proposition 103 also requires automobile insurers to renew policies of good drivers as defined in Proposition 103. Proposition 103 does not apply to the workers' compensation line of business.

A.M. BEST RATING

  A.M. Best has assigned a rating of B++ (Very Good) to NAICC. A.M. Best ratings, which range from A++ (Superior) to F (In Liquidation), reflect that rating agency's independent opinion of a company's financial strength and ability to meet its obligations to policyholders. Such ratings are based on a comparative analysis of the financial condition and operating performance of insurance companies as determined by their publicly available reports. A.M. Best prepares its ratings for the protection of policyholders, not securityholders.

CAPITAL ADEQUACY AND RISK-BASED CAPITAL

  Several measures of capital adequacy are common in the property and casualty industry. The two most often used are (a) premiums-to-surplus (which measures pressure on capital from inadequate pricing), and (b) reserves-to-surplus (which measures pressure on capital from inadequate loss and LAE reserves). A commonly accepted maximum premiums-to-surplus ratio is 3 to 1 and a commonly accepted maximum reserves-to-surplus ratio is 5 to 1.

  The following table sets forth the consolidated premiums-to-surplus and reserves-to-surplus ratios of NAICC (on a statutory basis):

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                               -----------------
                                                               1993  1994  1995
Ratio of:
  Premiums-to-surplus......................................... 2.1:1 2.3:1 1.2:1
  Reserves-to-surplus......................................... 2.8:1 3.2:1 2.6:1

  Given the foregoing relatively conservative financial security ratios, NAICC's management believes that existing capital is adequate to support above average premium growth from its current premium levels for the foreseeable future.

  The Association has established a property and casualty RBC model as a regulatory tool for measuring the financial strength of an insurer based upon established minimum levels of capital and surplus.

  The RBC model sets forth four levels of increasing regulatory intervention:
(1) Company Action Level (200% of an insurer's Authorized Control Level), at which the insurer must submit to the regulator a plan for increasing such insurer's capital, (2) Regulatory Action Level (150% of an insurer's Authorized Control Level), at which the insurer must submit a plan for increasing its capital to the regulator and the regulator may issue corrective orders, (3) Authorized Control Level (a multi-step calculation based upon information derived from an insurer's most recent filed statutory annual statement), at which the regulator may take action to rehabilitate or liquidate the insurer, and (4) Mandatory Control Level (70% of an insurer's Authorized Control Level), at which the regulator must rehabilitate or liquidate the insurer.

  At December 31, 1995, the RBC of NAICC was 290% greater than the Company Action Level. NAICC currently has no plans to take any action designed to affect its RBC level. The Merger and the Offerings are not expected to have any effect upon NAICC's RBC level.

DANIELSON TRUST'S BUSINESS

 General

  Danielson Trust is chartered by the California State Banking Department to provide trust and fiduciary services. For the years ended December 31, 1994 and 1995, and the three months ended March 31, 1996,

Danielson Trust had $4.8 million, $4.6 million, and $1.2 million, respectively, of gross revenues representing 4.3%, 5.8% and 8.7% of Danielson's consolidated revenues, for $624,000, $2.0 million and $81,000, respectively, of net loss. In March 1993 (the "Acquisition Date"), Danielson acquired all of the common stock of Danielson Trust, which was known as HomeFed Trust until November 13, 1993. In February 1994, Danielson Trust acquired the assets of the Western Trust Services ("WTS") division of Grossmont Bank. On January 31, 1996, following approval of the California State Banking Department, Danielson Trust sold substantially all of the fiduciary accounts administered by its Santa Barbara branch to The Bank of Montecito (now known as Montecito Bank & Trust).

  Danielson Trust's business consists of providing trust and investment services to individuals, not-for-profit corporations and retirement service clients, including its affiliates. In addition, since 1994 Danielson Trust has provided custodial services for certificates of deposit to affiliated and unaffiliated broker-dealers, as well as other custodial services to an affiliated mutual fund. In connection with Danielson Trust's efforts to expand its sources of business within its primary market areas, Danielson Trust has developed enhanced product lines for its private trust and retirement services lines of business.

  The private trust unit of Danielson Trust primarily provides trust, custody and investment management services for individuals and not-for-profit corporations. In the performance of its private trust business, this unit may serve in the capacities of executor, trustee, investment agent, conservator or custodian. Danielson Trust's private trust unit generated fee income of $1.7 million, $1.3 million and $348,000 for the years ended December 31, 1994 and 1995, and the three months ended March 31, 1996, respectively.

  Danielson Trust's retirement services unit (formerly known as employee benefit trust) provides trustee, custodial, and investment management services to corporations, typically for qualified employee benefit plans, often in the form of defined benefit plans, 401(k) plans, or profit sharing plans. Additionally, this unit provides cash management services to corporations desiring short-term investments in excess of $1 million. For the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996, the retirement services unit of Danielson Trust generated fee income of approximately $2.3 million, $2.6 million and $652,000, respectively (excluding retirement services custodial fee income).

  In addition to custodial services associated with the private and retirement services businesses, since 1994 Danielson Trust has provided certificate of deposit custodial services to broker-dealers and other financial institutions. Danielson Trust also provides custody services for an affiliated mutual fund. Total fee income for all custody services provided by Danielson Trust for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996 were $427,000, $537,000 and $85,000, respectively, which constituted 8.9%, 11.7% and 7.3%, respectively, of Danielson Trust's total revenue for the comparable periods. Of that amount, fee income for CD custody services for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996 was $339,000, $401,000 and $67,000, respectively. Approximately 1% of Danielson Trust's total revenues in 1994 and 1995 was generated by each of its mutual fund-related custody services and other retirement custody services, and in the first quarter of 1996, by certain other retirement custody services. Fee income for custody services is not reflected in the private trust or retirement services revenue amounts referred to above.

  During the first quarter of 1994, as previously anticipated, Danielson Trust ceased providing various trust services to HomeFed Bank (Danielson Trust's former parent prior to Danielson's acquisition of Danielson Trust) following the sale of HomeFed Bank's branch offices by the Resolution Trust Corporation. All of the revenues associated with such services ceased by the end of the second quarter of 1994. For the year ended December 31, 1994, the run-off of HomeFed Bank-related business of Danielson Trust generated non-recurring total fee income of $310,000, or less than 7% of Danielson Trust's 1994 revenues.

 Economic Conditions

  During 1995 and the first quarter of 1996, the California economy continued to improve, resulting in increased employment statewide. The San Diego metropolitan area experienced a significant increase in employment over 1994 and, based upon the forecasts of the University of California, San Diego Economic Round Table, employment is predicted to continue to increase in 1996 by approximately 3% over 1995. Danielson Trust believes that the increase in employment may result in additional funds becoming available for investment in trust products and services, particularly retirement services products, by corporate pension plans, as well as 401(k) participations for both new and existing plans. Danielson Trust intends to compete actively for new business opportunities that may develop in connection with the improvement in local economic conditions.

  Recent and anticipated consolidations among major money centers and regional banks which are trust and fiduciary services providers in the San Diego area, including the merger of Union Bank and The Bank of California, as well as the merger of Wells Fargo Bank and First Interstate Bank of California, are likely to have a significant impact on the trust and banking industries. Danielson Trust believes that industry consolidation may provide it with the opportunity to acquire existing trust relationships involving clients seeking a relationship with a local trust company, rather than a much larger institution. The industry consolidation also may increase competitive pressure on Danielson Trust, thereby heightening the importance of cost containment, product differentiation and development of additional services to maintain existing clients and attract new business.

 New Business

  Danielson Trust has increased its efforts to expand its private trust and retirement services business within its primary market areas through the development and introduction of enhanced product lines in the first half of 1996. During 1995, Danielson Trust was appointed to serve as the designated trustee for PaineWebber Incorporated ("PaineWebber") in its west coast region. In connection with this appointment, Danielson Trust will provide trust services to PaineWebber clients throughout California, as well as Arizona, Colorado, Montana, Nevada, Oregon, Utah, Washington and Wyoming. Danielson Trust intends to continue to seek additional established distribution channels for its services. Management of Danielson Trust is hopeful that its increased business development efforts will result in continued enhancement of Danielson Trust's reputation as a quality provider of trust and investment services with a strong commitment to the communities in which it operates.

EMPLOYEES

  As of December 31, 1995, the number of employees of Danielson and its consolidated subsidiaries was approximately as follows:

      NAICC................................................................. 156
      Danielson Trust.......................................................  64
      Danielson (holding company only)......................................  12
                                                                             ---
        Total............................................................... 232
                                                                             ===

None of these employees is covered by a collective bargaining agreement. Danielson believes that its current staffing levels are adequate to conduct future operations.

PROPERTIES

  Danielson, at the holding company level, leases a minimal amount of space for use as administrative and executive offices. That lease has a term of approximately five years and is scheduled to expire in 1998. Danielson is contemplating vacating its current leased space and leasing other office space on substantially similar terms. Danielson believes that the space available to it is adequate for its current and foreseeable needs.

  The Company's principal executive offices are located at 767 Third Avenue, New York, New York 10017-2023, and its telephone number is (212) 888-0347.

  NAICC's headquarters are located in a leased office facility in Long Beach, California, pursuant to a long-term lease that is scheduled to expire in 1999. In addition, NAICC has entered into short-term leases in connection with its operations in various locations on the west coast of the United States. NAICC believes that the foregoing leased facilities are adequate for NAICC's current and anticipated future needs.

  Danielson Trust's headquarters are located in a leased office facility in San Diego, California. This lease has a term of approximately ten years, with options to extend, and is scheduled to expire in 2004.

LEGAL PROCEEDINGS

  NAICC and Danielson Trust are parties to various legal proceedings which are considered routine and incidental to their respective insurance and trust businesses and are not material to the financial condition and operation of such respective businesses. For information regarding the resolution of NAICC's claim to recover a reinsurance receivable, see Note 3 of the Notes to Danielson Consolidated Financial Statements. Danielson, at the holding company level, is not a party to any legal proceeding which is considered material to the financial condition and operation of its business.

MIDLAND

  The following description of the business of Midland has been derived from information provided by Midland. At the closing of the Offerings, and as a condition thereto, the Company will consummate the Merger.

OVERVIEW

  Midland, through MRIC and SRIC, its wholly-owned property and casualty insurance subsidiaries, specializes in the underwriting, marketing and servicing of non-standard personal automobile insurance. To a lesser extent, Midland also insures commercial automobile and related risks and coastal dwellings and provides automobile insurance through its Auto 13 program to individuals who file for bankruptcy protection.

  Midland markets its products primarily through three major Midland-owned regional offices and through three independently owned general agencies, which use approximately 8,500 independent agents located in 20 states, predominantly in the southern and western United States. Management believes that Midland's relationship with its general agencies and independent agents has been an important factor in Midland's growth during the last five years.

  Midland's strategy is to be a low cost provider of non-standard personal automobile insurance. Midland's management believes that the non-standard personal automobile market provides greater opportunities for profit than other segments of the automobile property and casualty insurance market. Midland's management is pursuing a growth strategy that includes an underwriting and marketing focus on selected segments of the non-standard personal automobile market, particularly the minimum limit liability insured. Midland seeks to expand primarily within its existing markets because it believes that expansion in these markets is more cost effective than expansion in new markets. Midland also engages in a direct marketing program in areas where its independent agency force is less established.

  The following table sets forth gross premiums written in states where Midland currently writes insurance policies for the periods indicated:

                                                             THREE MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,       MARCH 31,
                                  -------------------------- -------------------
                                    1993     1994     1995       1995      1996
                                             (DOLLARS IN THOUSANDS)
Alabama.........................  $  2,858 $  3,368 $  4,775 $     902 $   1,361
Arizona.........................    21,061   26,514   28,371     8,465     7,620
Arkansas........................     1,564    2,958   17,164     3,470     5,594
California......................    21,386   24,180   39,365     7,080     7,588
Florida.........................    12,929   28,200   29,819     8,788     8,916
Georgia.........................     4,599    9,843    8,895     2,301     2,838
Illinois........................       830    7,603    3,637     1,181       905
Indiana.........................       --       --     2,244       --        907
Louisiana.......................    16,025   15,184   17,419     3,888     3,452
Mississippi.....................       188      889    4,761       753     1,426
Oklahoma........................       --       249    1,457       320       814
Oregon..........................        38    2,467    6,654     1,051     1,654
South Carolina..................     2,980    1,864    1,598       335       273
Tennessee.......................     6,325   10,747   22,630     5,752     5,991
Texas...........................     3,843    3,743    5,871       802     1,064
Other...........................       566      311    1,976       349       613
                                  -------- -------- -------- --------- ---------
  Total direct premiums written.    95,192  138,120  196,636    45,437    51,016
Reinsurance assumed.............     6,275   14,284   13,570     3,646       874
                                  -------- -------- -------- --------- ---------
  Total gross premiums written..  $101,467 $152,404 $210,206   $49,083   $51,890
                                  ======== ======== ======== ========= =========

  The following table sets forth net premiums written by line of business for the periods indicated:

                                                                            THREE MONTHS ENDED
                                  YEARS ENDED DECEMBER 31,                       MARCH 31,
                         ---------------------------------------------  ----------------------------
                             1993            1994            1995           1995           1996
                                                 (DOLLARS IN THOUSANDS)
Line of business:
 Automobile non-standard
  personal (1).......... $65,388  85.1% $124,505  82.4% $139,549  81.4% $41,769  86.5% $31,455  82.2%
 Commercial.............   9,533  12.4    22,762  15.1    28,239  16.4    5,724  11.9    6,065  15.9
Commercial multi-peril..     323   0.4     1,913   1.3     2,295   1.3      439   0.9      436   1.1
Dwelling................   1,513   2.0     1,759   1.2     1,599   0.9      335   0.7      271   0.7
Other...................      62   0.1       107   --        151   0.1       26   --        44   0.1
                         ------- -----  -------- -----  -------- -----  ------- -----  ------- -----
  Total net premiums     $76,819 100.0% $151,046 100.0% $171,833 100.0% $48,293 100.0% $38,271 100.0%
 written................
                         ======= =====  ======== =====  ======== =====  ======= =====  ======= =====

- ---------------------
(1) Includes net premiums written in Midland's Auto 13 program.

NON-STANDARD AUTOMOBILE INSURANCE

 General

  Midland markets its non-standard personal and commercial automobile insurance through agents in 20 states. Depending on the specific state, the non-standard personal and commercial automobile insurance markets consist of drivers who are unable to obtain coverage from standard carriers due to undesirable or unverifiable prior driving records, no prior insurance, poor claims experience, a desire to purchase minimum limits of liability or other underwriting criteria or market conditions. Generally, such individuals have fewer assets to protect than insureds who purchase standard or preferred policies. Premium levels for non-standard risks are substantially higher than for standard or preferred risks. Midland focuses its multistate sales efforts primarily on individuals, and until mid-1994, priced its products toward liability-only business. Midland traditionally has targeted individuals who have histories of safe driving but require non-standard automobile insurance for other reasons. In mid-1994, with its move to more full coverage risks, Midland attracted a broader range of insureds, including many first-time full coverage buyers as well as many buyers with undesirable insurance and credit histories.

  Midland believes that opportunities for insurers to write non-standard automobile insurance are influenced by many factors, including compulsory state insurance laws, market conditions for standard automobile insurance and state assigned risk or other residual market plans. Midland believes that the non-standard automobile market has grown during the last five years primarily due to regulatory changes mandating insurance in certain states and due to standard carriers exiting certain markets. Midland also believes industry premium growth in the immediate future will be influenced to a greater extent by rate increases than in the past five years, due to a recent deterioration of results for non-standard automobile carriers that it considers to be its peers.

 The Auto 13 Program

  Midland offers automobile insurance to individuals who file for bankruptcy protection (personal reorganization of debt). The Auto 13 program provides physical damage coverage only. Midland underwrites the Auto 13 program as a class of risks on a jurisdiction by jurisdiction basis, rather than utilizing the underwriting criteria described elsewhere herein. This coverage protects a creditor's security interest in a Chapter 13 debtor's automobile and eliminates court hearings to repossess automobiles for lack of insurance, affording judges and trustees time for other matters. Unlike its other products, Midland markets its Auto 13 program directly to bankruptcy judges and trustees for blanket applications to appropriate Chapter 13 debtors rather than to individuals. During the period that an individual debtor is in reorganization pursuant to a bankruptcy court-approved plan of reorganization, Midland's program provides automobile physical damage insurance for the debtor in accordance with an insurance policy approved by the bankruptcy trustee and the bankruptcy court. This enables the debtor to continue employment in order to satisfy the debtor's obligations under the approved plan. Midland believes that its Auto 13 program is the only one of its kind in the United States.

  Set forth below are certain financial ratios relating to Midland's business and a comparison of the combined ratios of Midland to the industry averages for the periods indicated.

                                                                 THREE MONTHS
                                                                    ENDED
                                    YEARS ENDED DECEMBER 31,      MARCH 31,
                                   ----------------------------  -------------
                                     1993      1994      1995     1995   1996
STATUTORY BASIS:
Loss and LAE ratio................     69.9%     71.3%     88.2%  71.6%   82.3%
Expense ratio.....................     23.8      25.0      23.3   23.6    23.5
                                   --------  --------  --------  -----  ------
Combined ratio....................     93.7%     96.3%    111.5%  95.2%  105.8%
                                   ========  ========  ========  =====  ======
GAAP BASIS:
Loss and LAE ratio................     69.9%     71.3%     88.2%  71.6%   82.3%
Expense ratio.....................     23.4      25.1      26.8   23.7    23.5
                                   --------  --------  --------  -----  ------
Combined ratio....................     93.3%     96.4%    115.0%  95.3%  105.8%
                                   ========  ========  ========  =====  ======
STATUTORY INDUSTRY AVERAGE: (1)
Combined ratio....................    101.7%    102.7%    104.1%   --      --
                                   ========  ========  ========  =====  ======

- ---------------------
(1) Source: A.M. Best, "Best's Review: By-line Underwriting Results; Auto Private Passenger." Quarterly data are not currently available.

MARKETING

  Midland began to focus on the non-standard personal automobile market in 1988. Gross premiums written have grown from $27.7 million in 1991 to $210.2 million in 1995 due to Midland's expansion into selected states which was achieved by attracting key personnel with numerous agency and other relationships and years of experience in their respective markets.

  Midland markets its non-standard personal automobile products primarily through three major Midland-owned regional offices and three independently owned general agencies, which use approximately 8,500 independent agents in 20 states located primarily in the southern and western regions of the United States. The general agencies owned by Midland are presently being consolidated into the three major regional offices of Midland. The three independent general agencies produce approximately 15% of Midland's premiums volume.

  Independent insurance agents have significant influence over which insurance companies will write insurance policies for their customers; therefore, Midland's management views its approximately 8,500 independent insurance agents as Midland's primary customers. Both the general agencies and, in turn, the independent agents are compensated based on a fixed percentage of the gross premiums written.

  During 1995, Midland terminated its relationship with a number of independent agents, primarily in California, due to the elimination of its full coverage programs in such state. In addition, several marginal or unprofitable agents also were terminated.

  Midland has implemented a direct marketing program for non-standard personal automobile insurance. If successful, Midland intends to expand this program into other geographic territories where Midland does not have a concentration of agents. To date, no material amount of premiums have been written through this program.

  Midland's target customer is an experienced driver who desires to purchase the minimum statutory limits of liability insurance to comply with state laws. That insured typically has minimal personal assets and is classified by the industry as non-standard due to a higher cancellation rate and other factors.

  Midland's objective is to be a competitive provider of non-standard automobile insurance while providing superior service to both agents and insureds. This objective is largely accomplished through maintenance of good agent and client relationships and computerization of certain marketing, underwriting, control and administrative functions. Cost-effective automation allows Midland to write a greater volume of non-standard automobile business without significantly increasing administrative expenses and provides a system for expeditious policy and claims processing.

  Midland selects the states in which it does business and into which it plans to expand based on several criteria in a given state, including the size of the non-standard automobile insurance market, loss results, competition and regulatory climate. In 1995, Midland expanded its writings in all its major markets. Premium writings in Arkansas grew significantly in 1995, due to the appointment of an independent general agency effective January 1, 1995. The Arkansas business is now written by one of Midland's company-owned general agencies. Premium volume in Tennessee more than doubled in 1995 over 1994 due to increased market penetration by a Midland-owned general agency opened in mid-1994. In addition, Midland expanded into Indiana and Nevada during 1995. Midland eliminated certain full coverage programs in late 1995, terminated certain agents in 1995, implemented certain rate increases in 1995 and anticipates seeking other rate increases in 1996 and eliminated in 1995 certain of its commercial programs which had become unprofitable. As a consequence of those actions, Midland expects its overall gross premiums written to be reduced in 1996 by 20% to 30%, while its profitability is enhanced.

UNDERWRITING

  Midland seeks to classify non-standard personal automobile risks into narrowly defined segments by analyzing all available underwriting criteria, including driving records of insureds, class of driver and type of automobile. Midland considers many factors in determining its non-standard personal automobile rates, including type, age and location of the vehicle, number of vehicles per policyholder, number and type of driving violations or accidents, deductibles and, where allowed by law, age, gender and marital status of the insured. Midland maintains an extensive database which contains statistical records with respect to its insureds and their driving experience and repair costs by location, class of driver and type of automobile. Management believes this database gives Midland the ability to be more precise in the underwriting and pricing of its products.

  A typical policyholder of Midland seeks minimum limits of liability ranging from $25,000 to $50,000 (depending upon state regulations), with a policy term of either six months or 12 months, and is from 25 to 55 years of age. Premiums for such insurance are typically higher per dollar of coverage than premiums for standard or preferred risks. Typically, Midland's insureds have fewer assets which they desire to protect than persons who buy standard or preferred policies.

  During 1994 and early 1995, Midland significantly expanded its full coverage insurance in California and Arizona and, due to adverse results, substantially withdrew or eliminated this product in those states. See "PROSPECTUS SUMMARY-- Midland." The following chart presents certain historical information regarding Midland's full coverage and liability only lines of businesses:

                                                                  THREE MONTHS
                                                                     ENDED
                                        YEARS ENDED DECEMBER 31,   MARCH 31,
                                       -------------------------- -------------
                                         1993     1994     1995    1995   1996
MIDLAND NON-STANDARD AUTOMOBILE
 INSURANCE:
Percentage of net written full
 coverage.............................      40%      52%      62%  57.5%   45%
Percentage of net written liability
 only.................................      60%      48%      38%  42.5%   55%
                                       -------- -------- -------- ------ -----
  Total...............................     100%     100%     100%   100%  100%

  In 1995, Midland's loss ratio for its full coverage business exceeded the loss ratio for its liability only business by approximately 24 percentage points.

  Midland utilizes and continually enhances industry specific computer software that provides its general and independent agencies with rating capability and allows Midland to deliver prompt service while ensuring consistency in underwriting and controls. Midland uses such integrated computer software to automate its underwriting and rating processes. The automated system screens insureds by comparing data on policy applications with criteria pre-established by Midland at the point of underwriting decisions, correctly rates and issues policies, and captures appropriate statistics for necessary management information. The software system is custom enhanced to address the specific requirements of Midland's target business.

  Midland also extends its automated system to its general and independent agencies in various forms and levels of integration. Depending upon the degree of automation used by an agency, Midland provides services and support for automated binding, underwriting, and rating of risks within the guidelines specified as acceptable for Midland's programs. These services supply the agency with important and pertinent information about the prospective insured, such as the motor vehicle operation record, credit background and claims history. The general agencies, and in certain markets independent agents, have the authority to bind insurance coverages in accordance with procedures and underwriting guidelines established by Midland. Midland reviews all coverages bound by the agents promptly and decides whether to accept the insurance at the quoted premium. Because it has established clear underwriting procedures and guidelines and promptly reviews the underwriting decisions agents have made, Midland considers the risks related to granting its agents binding authority to be minimal.

CLAIMS

  Insurance claims are typically investigated and settled by claims adjusters who are on Midland's staff or affiliated with certain general agencies of Midland. Midland currently has approximately 140 staff and affiliated claims adjusters located in Arizona, Florida, Louisiana, Tennessee and Texas, with average experience of approximately ten years. These adjusters settle in excess of 95% of Midland's claims. The claims philosophy of Midland emphasizes timely investigations, settlement of meritorious claims for equitable amounts, adequate reserving for claims and control of external claims adjusting expenses. Midland believes its claims philosophy over the last five years demonstrates its commitment to servicing its agents and insureds and has been a major factor in the growth of its non-standard personal automobile and other insurance programs.

  Claims settlement authority levels are established for each adjuster or manager based on such person's level of experience. Upon receipt, each claim is reviewed and assigned to an adjuster based on its type, severity and class of insurance. The claims department is responsible for reviewing the claim, obtaining necessary documentation and establishing appropriate loss and expense reserves. All claims in litigation are monitored by home office supervisors.

PROVISIONS FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

  Midland is required to maintain reserves for payment of estimated losses and LAE for both reported claims (established for each case) and losses estimated to have been incurred but which have not yet been reported ("IBNR"). Midland's ultimate actual liability may be more or less than current reserve estimates. Midland uses an independent actuary to assist in determining loss reserves.

  As to reported losses, reserves are established on either a case or formula basis depending on the type and circumstances of the loss. Case reserve amounts are determined based on Midland's reserving practices which take into account the type of risk, the circumstances surrounding each claim and policy provisions relating to types of loss. Formula reserve amounts are based on historical paid loss data for similar claims with provisions for trend changes caused by such factors as inflation. Loss reserves are reviewed on a regular basis and as new data become available, estimates are updated and corresponding adjustments are made to loss reserves. As to IBNR, loss and loss expense reserves are estimated based on many variables, including historical and statistical information, inflation, legal developments, economic conditions, general trends in claim severity and frequency and any other factors which could affect the adequacy of loss reserves. Midland uses two different methods for the purpose of establishing its IBNR reserves, depending on the maturity of the line of business as to which the reserve is being established. Those methods are the "loss ratio" method and the "counts and averages" method. Midland's IBNR reserves are reviewed quarterly by Midland, and at least semi-annually by an independent actuarial firm. Historically, Midland's IBNR reserves have been established based on amounts recommended by the independent actuaries. During 1996, Midland plans to add an in-house loss reserve actuary whose responsibilities will include determining its IBNR reserves. Adjustments in aggregate reserves are reflected in the operating results of the period during which such adjustments are made. Although management uses many resources to calculate reserves, there is no precise method for determining the ultimate liability. Midland does not discount loss reserves for financial statement purposes. In addition, there are no significant differences between GAAP and statutory reserves.

  The following table presents information on changes in the reserve for losses and LAE of Midland for the periods presented:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                        1993    1994     1995
                                                        (DOLLARS IN THOUSANDS)
Net unpaid losses and LAE at beginning of year........ $ 7,121 $21,653 $ 49,978
                                                       ------- ------- --------
Add:
Provision for losses and LAE related to:
  Current year........................................  38,341  82,241  141,130
  Prior years.........................................     287   2,070   10,973
                                                       ------- ------- --------
    Total incurred....................................  38,628  84,311  152,103
                                                       ------- ------- --------
Less:
Loss and LAE payments for claims related to:
  Current year........................................  17,334  39,542   73,493
  Prior years.........................................   6,762  16,444   36,383
                                                       ------- ------- --------
    Total paid........................................  24,096  55,986  109,876
                                                       ------- ------- --------
Net unpaid losses and LAE at end of year..............  21,653  49,978   92,205
Plus reinsurance recoverables on unpaid losses and
 LAE..................................................  13,634   6,880   12,311
                                                       ------- ------- --------
Gross unpaid losses and LAE at end of year............ $35,287 $56,858 $104,516
                                                       ======= ======= ========

  The reinsurance recoverables on paid losses and LAE were $2.8, $2.7 and $4.9 million for each of 1993, 1994 and 1995, respectively.

  The following table sets forth the development of Midland's reserves for unpaid losses and LAE from 1985 through 1995. "Net unpaid losses and LAE" sets forth the estimated liability recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and LAE for claims arising in the current year and all prior years that are unpaid at the balance sheet date, including losses incurred but not reported to Midland.

  The portion of the table labeled "Net unpaid losses and LAE as of one year later" through "ten years later" shows the reestimated amount of the previously recorded liability based on experience as of the succeeding year. The estimate is increased or decreased as payments are made and more information becomes known about the severity of still unpaid claims. For example, the 1985 liability has developed a deficiency of $7,000 after ten years, in that reestimated losses and LAE are expected to be more than the initial estimated liability established in the 1985 financial statements.

  The portion of the table labeled "Cumulative redundancy (deficiency)" shows the cumulative redundancy or deficiency at December 31, 1995 of the reserve estimate shown on the top line of the corresponding column. A redundancy in reserves means that reserves established in prior years exceeded actual losses and LAE or were reevaluated at less than the originally reserved amount. A deficiency in reserves means that the reserves established in prior years were less than actual losses and LAE or that the actual losses and LAE were reevaluated at more than the originally reserved amount.

  The portion of the table labeled "Cumulative net paid losses and LAE as of one year later through ten years later" shows the cumulative loss and LAE payments made in succeeding years for losses incurred prior to the balance sheet date. For example, the 1991 column indicates that as of December 31, 1995, Midland had paid $2,549,000 of the currently reestimated ultimate liability of $2,616,000 in loss and LAE. This implies that the December 31, 1995 estimate of the remaining liability for 1990 and prior years was $67,000.

                                                   YEARS ENDED DECEMBER 31,
                           -------------------------------------------------------------------------------
                           1985  1986  1987 1988 1989   1990    1991    1992     1993     1994      1995
                                                    (DOLLARS IN THOUSANDS)
 Net unpaid losses and
  LAE at end of year.....  $150  $ 894 $627 $474 $848  $1,041  $2,259  $ 7,121  $21,653  $49,978  $ 92,205
 Net unpaid losses and
  LAE re-estimated as of:
  One year later.........   187  1,137  642  502  848   1,104   2,129    7,408   23,722   60,951
  Two years later........   171  1,023  649  492  898   1,161   2,577    7,159   26,251
  Three years later......   157    905  645  487  838   1,307   2,628    7,593
  Four years later.......   158    870  647  445  892   1,309   2,616
  Five years later.......   158    870  624  445  864   1,196
  Six years later........   158    862  624  418  885
  Seven years later......   157    862  624  441
  Eight years later......   157    862  624
  Nine years later.......   157    862
  Ten years later........   157
 Cumulative redundancy
  (deficiency)...........    (7)    32    3   33  (37)   (155)   (357)    (472)  (4,598) (10,973)
 Cumulative net paid
  losses and LAE as of:
  One year later.........   122    907  606  450  790     904   1,060    4,784   16,456   36,383
  Two years later........   157    862  633  474  841     934   2,168    6,685   22,419
  Three years later......   151    870  642  481  818   1,173   2,417    7,252
  Four years later.......   158    870  641  445  874   1,175   2,549
  Five years later.......   158    870  624  445  846   1,196
  Six years later........   158    862  624  418  870
  Seven years later......   157    862  624  441
  Eight years later......   157    862  624
  Nine years later.......   157    862
  Ten years later........   157
 Gross unpaid losses and
  LAE at end of year.....                                              $16,711  $35,287  $56,858  $104,516
 Reinsurance recoverable.                                                9,590   13,634    6,880    12,311
                                                                       -------  -------  -------  --------
 Net unpaid losses and
  LAE at end of year.....                                                7,121   21,653   49,978    92,205
 Gross unpaid losses and
  LAE re-estimated as of:
  One year later.........                                               18,002   38,735   69,737
  Two years later........                                               17,014   42,741
  Three years later......                                               17,499
 Re-estimated reinsurance
  recoverable............                                                9,906   16,490    8,786
                                                                       -------  -------  -------
 Net unpaid losses and
  LAE re-estimated.......                                                7,593   26,251   60,951
 Gross cumulative defi-
  ciency.................                                                 (788)  (7,454) (12,879)

  Midland has experienced a cumulative loss reserve deficiency during the past six years. The significant deficiencies for years 1993 and 1994 relate to full coverage personal automobile programs and certain commercial programs as more fully discussed under "MIDLAND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

REINSURANCE

  Reinsurance makes the assuming reinsurer liable to the extent of the reinsurance ceded. However, in the event that reinsurance companies are unable to pay their portion of the loss based on the coverage ceded, a ceding insurer such as Midland would be responsible for the entire loss. Accordingly, the creditworthiness of reinsurers is extremely important to Midland. Midland believes that all amounts due from its reinsurers are collectible.

  Midland currently uses excess of loss reinsurance to limit the amount of risk retained under its policies. Through excess of loss reinsurance, Midland limits its retention on any one risk to $87,500 for personal and $250,000 for commercial risks. Midland's reinsurers under its excess of loss reinsurance agreements and their respective A.M. Best's ratings are: Christiana General Insurance Corporation rated A, Chatham Reinsurance Corporation rated B++, Gerling Global Reinsurance Corporation rated A and The Mercantile and General Reinsurance Company of America rated A-.

  In addition, in order to alleviate surplus constraints on Midland's operating insurance subsidiaries, effective September 30, 1995, Midland entered into a 30% quota-share reinsurance agreement with Kemper covering its non-standard personal automobile programs. Kemper is rated A- by A.M. Best.

  Midland also purchases catastrophe insurance futures and options to help manage Midland's risk from catastrophic losses. These contracts are traded on the CBOT and are designed to track insured catastrophic losses on a regional and nationwide basis. See Note 11 of the Notes to Midland Consolidated Financial Statements.

INVESTMENTS

  Midland's investment objectives are to produce an attractive total rate of return on an after-tax basis, while protecting and enhancing policyholders' capital and surplus on a long-term basis and maintaining adequate liquidity for insurance operations. Midland's investment policy provides that at least 50% of Midland's portfolio must be in fixed maturity securities and no more than 25% of admitted assets can be invested in common stock. At December 31, 1995, 89% of Midland's portfolio consisted of investment grade fixed maturity securities and 3% of the statutory admitted assets consisted of common stock. In addition, investments in individual securities are limited to a stated percentage of policyholders' capital and surplus, depending on the security's rating and the type of security. The average maturity of Midland's fixed maturities portfolio is 5.0 years. The portfolio also includes less than 1% of MBS. At December 31, 1995, approximately 4% of the fixed maturity investments were callable bonds. Midland retains an outside investment advisor to manage its entire portfolio.

  During September 1995, Midland's management changed its intent with respect to securities classified as held-to-maturity and reclassified all securities in its held-to-maturity portfolio to available-for-sale.

  The following table sets forth a summary of Midland's investment portfolio as of March 31, 1996, by investment type (dollars in thousands):

                                                  AS OF MARCH 31, 1996
                                        ----------------------------------------
                                        AMORTIZED              FAIR
                                          COST    PERCENTAGE  VALUE   PERCENTAGE
Fixed maturities:
  U.S. Government/Agency (AAA)......... $  1,199      0.7%   $  1,198     0.7%
  Mortgage-backed (AAA)................       78      --           79     --
  Municipals (AAA to A)................   66,926     41.6      67,494    41.7
  Corporates (AAA to A)................   37,158     23.1      37,190    23.0
  Municipals (BBB).....................      500      0.3         495     0.3
  Corporates (BBB).....................   36,274     22.5      36,201    22.3
                                        --------    -----    --------   -----
  Subtotal-investment grade............  142,135     88.2     142,657    88.0
  Other................................    4,587      2.9       4,506     2.8
                                        --------    -----    --------   -----
  Total fixed maturities...............  146,722     91.1     147,163    90.8
Equity securities......................   14,194      8.9      14,838     9.2
                                        --------    -----    --------   -----
    Total.............................. $160,916    100.0%   $162,001   100.0%
                                        ========    =====    ========   =====

REGULATION

  Midland and its property and casualty insurance underwriting subsidiaries ("P&C Subsidiaries") are subject to the insurance laws and regulations of Tennessee, the domiciliary state of the P&C Subsidiaries, and the laws and regulations of the other states in which the P&C Subsidiaries are licensed to do business. At present, the P&C Subsidiaries collectively are licensed to do business as insurance companies ("admitted") in 20 states and are approved non-admitted insurers in 12 states. The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various state insurance departments, vary by jurisdiction, but generally grant broad powers to supervisory agencies or state regulators to examine and supervise insurance companies and insurance holding companies with respect to every significant aspect of the conduct of the insurance business. These laws and regulations generally require insurance companies to maintain minimum standards of business conduct and solvency, meet certain financial tests, file certain reports with regulatory authorities, including information concerning their capital structure, ownership and financial condition, and obtain prior approval of certain changes in control of domestic insurance companies and their direct and indirect parents and the payment of extraordinary dividends and distributions. In addition, these laws and regulations require approval for certain intercompany transfers of assets and certain transactions between insurance companies and their direct and indirect parents and affiliates, and generally require that all such transactions have terms no less favorable than terms that would result from transactions between parties negotiating at arms' length. Further, many states have enacted laws which restrict an insurer's underwriting discretion, such as the ability to terminate policies, terminate agents or reject insurance coverage applications. These laws may adversely affect the ability of insurance companies, including Midland, to earn a profit on their underwriting operations.

  Each P&C Subsidiary is required to file quarterly and annual statutory financial statements in each jurisdiction in which it is licensed, and is subject to single and aggregate risk limits and other statutory restrictions concerning the types and quality of investments and the filing and use of policy forms and premium rates. Additionally, the P&C Subsidiaries' accounts and operations are subject to periodic examination by the Tennessee Insurance Commissioner and by other state insurance regulatory authorities. The Tennessee Insurance Commissioner is currently performing a regular examination of the P&C Subsidiaries for the four years ended December 31, 1994, further described in Note 12 of the Notes to Midland Consolidated Financial Statements.

  Tennessee insurance laws and regulations, including those affecting insurance holding companies, impose restrictions on the amount of dividends that may be paid by the P&C Subsidiaries. As a result of these laws and regulations, the maximum amount of dividends that a P&C Subsidiary may pay at any time without prior regulatory approval is the greater of (a) 10% of the prior year's statutory policyholders' surplus of such P&C Subsidiary and (b) the prior year's statutory net income of such P&C Subsidiary less the amount of dividends paid during the preceding 12 months.

  Most states have enacted legislation regulating insurance holding companies such as Midland. The insurance holding company laws and regulations vary by state, but generally require an insurance holding company and its insurance company subsidiaries licensed to do business in the state to register and file certain reports with the regulatory authorities, including information concerning capital structure, ownership, financial condition, certain intercompany transactions and general business operations. State holding company laws also require prior notice or regulatory agency approval of direct or indirect changes in control of an insurer or its holding company and of certain material intercompany transfers of assets within the holding company structure. Tennessee insurance laws and regulations provide that no person may acquire control of Midland, and thus indirect control of the P&C Subsidiaries, without obtaining the prior approval of the Tennessee Insurance Commissioner. Any purchaser of 10% or more of the voting stock of an insurance holding company is deemed to have acquired control of that company and is required to obtain the approval of the Tennessee Insurance Commissioner before consummating such purchase.

  In expanding its operations into additional states, Midland is selective. It carefully considers the legislative and regulatory environment in each state before commencing operations and will not do business in states where the climate is not conducive to the operation of its business.

  In December 1993, the Association approved a model RBC formula for determining RBC requirements for property and casualty insurers. See "DESCRIPTION OF BUSINESS--Danielson--Capital Adequacy and Risk-Based Capital." At December 31, 1995, the RBC of Midland was 35% greater than the Company Action Level. In light of the Capital Contribution, Midland currently has no plans to take any action designed to affect its RBC level. On a pro forma basis, after giving effect to the Merger, the Offerings and the Capital Contribution, the RBC level of Midland would increase by $30 million, to 210% of the Company Action Level.

  For the year ended December 31, 1995, MRIC and SRIC failed certain of the Association Financial Ratios from the Insurance Regulatory Information System ("IRIS").

  MRIC failed the following ratios:

  . Two Year Overall Operating Ratio of 103% exceeded the usual range of less than 100%, due to adverse loss experience. See "MIDLAND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  . Investment Yields Ratio of 4.2% was less than the lower end of the usual range (4.5%) due to MRIC's classification of its equity ownership in SRIC as common stock and due to a significant concentration in tax preferential securities.

  . Liabilities to Liquid Assets Ratio of 106% was slightly above the upper usual range of 105%, due to substantial increases in the year end reserves for IBNR Losses. This test measures total liabilities against invested assets, but excludes premiums and agents' receivable balances.

  . Agents' Balances to Surplus Ratio of 54% exceeds the usual range of less than 40% due to a significant balance of receivables on direct bill policies. These receivables are offset by a liability for unearned premiums which is not considered in the calculation.

SRIC failed the following ratios:

  . Change in Net Writings Ratio of 63% exceeded the usual upper range limit of 33% due to the expansion of SRIC's programs in Tennessee in 1995. Net premiums to surplus ratio, however, is 2.16 to 1, which Midland's management believes indicates SRIC is not excessively leveraged at current premium levels.

   . Investment Yields Ratio of 4.5% equaled the minimum range of 4.5% due to significant increases in invested assets in mid-1995 and due to a concentration in tax preferential securities.

   . Agents' Balances to Surplus Ratio of 47% exceeds the usual range of less than 40% due to significant direct bill premiums receivable which are offset by liabilities for unearned premiums.

  The Association places insurers in four categories ranging from No Priority to First Priority. MRIC has been designated as Second Priority and is subject to much closer review by the Association, primarily due to adverse development in prior year loss reserves. Midland's management believes that this will not have a material adverse effect on Midland's business.

  Many states require that companies writing non-standard personal automobile insurance in that state participate in a residual market mechanism. Although regulations vary by state, residual market mechanisms are generally designed to provide insurance coverage for consumers who are unable to obtain insurance in the voluntary automobile insurance market. In some states, companies participate in the administration, profit and/or loss associated with those consumers' policies to the extent provided by state regulations. In other states, assigned risk pools are utilized. Assigned risk pool insureds are assigned on a rotating basis to automobile insurers based on the individual insurer's share of the total automobile insurance market for that state. Insurers then issue and service those individual insurance risks assigned to them and accept the profit or loss for those policies. Residual markets have not had a material effect on the business or results of operations of Midland.

A.M. BEST RATING

  In February 1996, A.M. Best lowered the ratings on both MRIC and SRIC to B (Adequate), and placed the ratings under review, pending the outcome of Midland's proposed merger with Danielson. A.M. Best has indicated that it views the proposed transaction favorably and that A.M. Best expects to upgrade the ratings to B+ (Very Good) if the transaction is consummated. Conversely, A.M. Best has indicated that the ratings would be under significant downward pressure if the transaction is not completed. A.M. Best ratings, which range from A++ (Superior) to F (In Liquidation), reflect that rating agency's independent opinion of a company's financial strength and ability to meet its obligations to policyholders. Such ratings are based on a comparative analysis of the financial condition and operating performance of insurance companies as determined by their publicly available reports.

EMPLOYEES

  At December 31, 1995 Midland employed a total of 424 employees. None of Midland or any of its employees is a party to a collective bargaining agreement and management of Midland believes employee relations are excellent.

PROPERTIES

  The corporate headquarters of Midland are located in Memphis, Tennessee, where Midland leases approximately 32,000 square feet of office space. Midland-owned general agencies are located in Phoenix, Arizona; Mission Viejo, California; Dallas, Texas; Portland, Oregon; and Nashville, Tennessee. These offices occupy an aggregate of approximately 100,000 square feet of leased office space. Midland also leases several small Auto 13 service offices. Midland owns no real properties and believes that its leased facilities are adequate for its needs.

LEGAL PROCEEDINGS

  In August 1994, Midland and three of its wholly owned subsidiaries were named in a civil lawsuit on behalf of two Chapter 13 debtors and as putative representatives of a plaintiff's class challenging the validity of the Chapter 13 automobile insurance program in Alabama. The plaintiffs sought certification of a class, a declaration that the insurance policies violate Alabama statutes, a permanent injunction against further implementation of the Chapter 13 automobile insurance program in Alabama, and reimbursement of premiums received by Midland under the Chapter 13 automobile program in Alabama. Midland and its subsidiaries denied the material allegations of the complaint and were awarded Dismissal by Summary Judgment in August 1995. The plaintiffs filed a motion for reconsideration, which was denied in October 1995. The plaintiffs have appealed this determination and no decision has been rendered to date. The lawsuit was filed in the United States District Court for the Northern District of Alabama, Western Division, and is presently pending in the United States Court of Appeals, Eleventh Circuit.

  In May 1995, Midland, one of its officers and one of its subsidiaries were named in a wrongful termination lawsuit by a former employee. This lawsuit is pending in the State of Illinois Circuit Court, Seventh Judicial Circuit. The plaintiff seeks $200,000 in compensatory damages and $1 million in punitive damages. The matter is in the discovery stages. Management of Midland believes that it had valid cause for the dismissal of this employee and presently intends to vigorously defend the case. Management of Midland believes that the resolution of this matter will not have a material impact on Midland's operations.

  Midland and its subsidiaries are involved in asserted claims in the normal course of business. Midland's management believes the outcome of these matters in the aggregate will not have a material adverse effect on the consolidated financial statements of Midland.

                                  MANAGEMENT

  The following table provides information as of June 24, 1996 regarding the directors and executive officers of the Company:

NAME                     AGE               PRINCIPAL POSITION WITH DANIELSON
- ----                     ---               ---------------------------------
Martin J. Whitman.......  71 Chairman of the Board, Chief Investment Officer and a Director
C. Kirk Rhein, Jr.......  43 President, Chief Executive Officer and a Director
James P. Heffernan......  50 Chief Financial Officer and a Director
Eugene M. Isenberg......  66 Director
Joseph F. Porrino.......  51 Director
Frank B. Ryan...........  59 Director
William R. Story........  51 Director
Wallace O. Sellers......  66 Director
Claudia C. Cosenza......  32 Controller
Lisa D. Levey...........  40 General Counsel and Secretary

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of Common Stock as of July 9, 1996 owned by (a) each director, (b) each executive officer, (c) each person known by Danielson to own beneficially more than 5% of the outstanding shares of Common Stock and (d) directors and officers as a group. Danielson believes that, except as otherwise stated, the beneficial holders listed below have sole voting and investment power regarding the shares reflected as being beneficially owned by them.

                                                                                 PRO
                                                                                FORMA
                          AMOUNT AND NATURE OF                                   FOR                      PRO FORMA
                          BENEFICIAL OWNERSHIP           PERCENT OF CLASS/1/ OFFERINGS/2/               PERCENTAGE/1/
PRINCIPAL STOCKHOLDERS
Commissioner of
 Insurance of
 the State of California
 c/o Geoffrey A. Nicholls
 Deputy Trustee Mission
 Insurance Companies' Trusts
 3333 Wilshire Boulevard
 3rd Floor
 Los Angeles, CA 90010..       1,803,235/3/,/4/                 11.7%         1,803,235/3/,/4/               6.0%
Martin J. Whitman
 c/o Whitman Heffernan
 Rhein & Co., Inc.
 767 Third Avenue
 New York,
 NY 10017-2023..........       2,687,947/3/,/5/,/6/,/7/         17.3          2,687,947/3/,/5/,/6/,/7/       9.2
Whitman Heffernan &
 Rhein Workout
 Fund, L.P.
 c/o WHR Management
 Company, L.P.
 2 Park Place
 Bronxville, NY 10708...       1,054,996/3/                      6.9          1,054,996/3/                   3.5
Third Avenue Value Fund,
 Inc.
 767 Third Avenue
 New York,
 NY 10017-2023..........         803,669/3/                      5.2            803,669/3/                   2.7
OFFICERS AND DIRECTORS**
Martin J. Whitman.......       2,687,947/3/,/5/,/6/,/7/         17.3          2,687,947/3/,/5/,/6/,/7/       9.2
C. Kirk Rhein, Jr.......       1,407,978/6/,/7/,/8/              9.0          1,480,705/6/,/7/,/8/,/9/       5.1
James P. Heffernan......       1,372,980/6/,/7/                  8.8          1,445,707/6/,/7/,/9/           5.0
Joseph F. Porrino.......          56,667/1//0/                     *             56,667/1//0/                  *
Frank B. Ryan...........          48,667/1//0/                     *             48,667/1//0/                  *
Eugene M. Isenberg......          69,924/1//1/                     *             69,924/1//1/                  *
William R. Story........          78,972/1//2/                     *             78,972/1//2/                  *
Wallace O. Sellers......          23,333/1//3/                     *             23,333/1//3/                  *
Lisa D. Levey...........          19,700/1//4/                     *             19,700/1//4/                  *
Claudia C. Cosenza......           1,800/1//5/                     *              1,800/1//5/                  *
All Officers and
 Directors as a Group
 (10 persons)...........       3,657,976/1//6/                  22.6          3,803,430                     12.8

- ---------------------
 * Percentage of shares beneficially owned does not exceed 1% of the outstanding Common Stock.

** Paul B. Loyd, Jr. is a nominee for election to the Board of Directors of Danielson. Mr. Loyd does not own any shares of Common Stock.

(1) Share percentage ownership is rounded to nearest tenth of 1% and reflects the effect of dilution as a result of outstanding options to the extent such options are, or within 60 days will become, exercisable. As of July 9, 1996 (the date as of which this table was prepared), there were options outstanding to purchase 1,271,537 shares of Common Stock, of which 1,162,695 were exercisable on July 9, 1996, or which become exercisable within the next 60 days. Shares underlying any option which was exercisable on July 9, 1996, or becomes exercisable within the next 60 days are deemed outstanding only for purposes of computing the share ownership and share ownership percentage of the holder of such option.

(2) Reflects 28,903,045 shares of Common Stock outstanding pro forma for the Offerings.

(3) In accordance with provisions of Danielson's Certificate of Incorporation, all certificates representing shares of Common Stock beneficially owned by holders of 5% or more of Common Stock are owned of record by Danielson, as escrow agent, and are physically held by Danielson in that capacity.

(4) Beneficially owned by the Commissioner of Insurance of the State of California in his capacity as trustee for the benefit of holders of certain deficiency claims against certain trusts which assumed liabilities of certain present and former insurance subsidiaries of Danielson.

(5) Includes 373,397 shares of Common Stock beneficially owned by Carl Marks Strategic Investments, L.P. ("CMSI"), an investment limited partnership; 803,669 shares beneficially owned by Third Avenue Value Fund, Inc. ("TAVF"), an investment company registered under the Investment Company Act of 1940; 104,481 shares beneficially owned by Martin J. Whitman & Co., Inc. ("MJW&Co"), a private investment company; and 66,167 shares beneficially owned by Mr. Whitman's wife and three adult family members. Mr. Whitman is a minority general partner of the partnership that is the general partner of CMSI. Mr. Whitman controls the investment adviser of TAVF, and may be deemed to own beneficially a 5% equity interest in TAVF. Mr. Whitman is the principal stockholder in MJW&Co, and may be deemed to own beneficially the shares owned by MJW&Co. Mr. Whitman disclaims beneficial ownership of the shares of Common Stock owned by CMSI, TAVF, MJW&Co, and Mr. Whitman's family members.

(6) Includes 1,054,996 shares of Common Stock beneficially owned by Whitman Heffernan & Rhein Workout Fund, L.P. ("WHR Fund"), an investment limited partnership. Each of Messrs. Whitman, Heffernan and Rhein is a general partner of the partnership that is the general partner of WHR Fund. Each disclaims beneficial ownership of the shares owned by the WHR Fund. Does not include 134,763 shares owned by the Employee Stock Ownership Plan and Trust of KCP Holding Company and Subsidiaries ("ESOP"). Messrs. Heffernan and Rhein are, with Mr. Story, the trustees of the ESOP; neither Mr. Heffernan nor Mr. Rhein is a participant in the ESOP.

(7) Includes shares underlying currently exercisable options to purchase an aggregate of 210,000 shares of Common Stock at an exercise price of $3.00 per share.

(8) Includes 28,184 shares of Common Stock owned by a trust, of which Mr. Rhein serves as trustee, for the benefit of Mr. Rhein's children. Mr. Rhein disclaims beneficial ownership of the shares of Common Stock owned by the trust.

(9) Includes the purchase of shares of Common Stock having a value of $500,000 at an assumed price of $6.875 per share.

(10) Includes shares underlying currently exercisable options to purchase an aggregate of 46,667 shares of Common Stock at an exercise price of $3.63 per share.

(11) Includes 20,088 shares owned by Mentor Partnership, a partnership controlled by Mr. Isenberg, and 28 shares owned by Mr. Isenberg's wife. Also includes shares underlying currently exercisable options to purchase an aggregate of 46,666 shares of Common Stock at an exercise price of $3.63 per share.

(12) Includes 36,500 shares of Common Stock beneficially owned by Mr. Story and an aggregate of approximately 2,472 shares owned by the ESOP which have been allocated to Mr. Story's account; does not include 132,291 additional shares owned by the ESOP but not allocated to Mr. Story's account. Mr. Story is a participant in the ESOP and is, together with Messrs. Heffernan and Rhein, a trustee of the ESOP. Includes shares underlying options to purchase an aggregate of 40,000 shares of Common Stock at an exercise price of $6.6875 per share, which become exercisable within the next 60 days. Does not include shares underlying options to purchase an aggregate of 40,000 shares of Common Stock at an exercise price of $6.6875 per share which are not currently exercisable nor become exercisable within the next 60 days.

(13) Includes shares underlying currently exercisable options to purchase an aggregate of 13,333 shares of Common Stock at an exercise price of $7.00 per share. Does not include shares underlying options to purchase an aggregate of 26,667 shares of Common Stock at an exercise price of $7.00 per share which are not currently exercisable nor become exercisable within the next 60 days.

(14) Includes 100 shares of Common Stock beneficially owned by Ms. Levey's children. Ms. Levey disclaims beneficial ownership of the shares of Common Stock owned by her children. Includes shares underlying options to purchase an aggregate of 7,500 shares of Common Stock at an exercise price of $6.6875 per share, which become exercisable within the next 60 days. Does not include shares underlying options to purchase an aggregate of 7,500 shares of Common Stock at an exercise price of $6.6875 per share which are not currently exercisable nor become exercisable within the next 60 days.

(15) Includes shares underlying options to purchase an aggregate of 1,500 shares of Common Stock at an exercise price of $6.6875 per share, which become exercisable within the next 60 days. Does not include shares underlying options to purchase an aggregate of 1,500 shares of Common Stock at an exercise price of $6.6875 per share which are not currently exercisable nor become exercisable within the next 60 days.

(16) In calculating the shares owned by officers and directors as a group, the 1,054,996 shares of Common Stock owned by WHR Fund referred to in footnote 5 above and included in the beneficial ownership amounts of each of Messrs. Whitman, Heffernan and Rhein reflected in the table above are counted only once in order to avoid a misleading total. In calculating the percentage of shares owned by officers and directors as a group, the shares of Common Stock underlying all options which are beneficially owned by officers and directors and which are currently exercisable or become exercisable within the next 60 days are deemed outstanding.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  All of the Company's officers, other than Martin J. Whitman, dedicate substantially all of their professional efforts to the operations of Danielson. In addition, the Company shares certain personnel and facilities with several affiliated and unaffiliated companies (including M.J. Whitman, Inc., a broker-dealer of which Mr. Whitman is the Chairman and Chief Executive Officer), and certain expenses are allocated among the various entities. M.J. Whitman, Inc. will participate in the underwriting syndicate. See "UNDERWRITING." Personnel costs are allocated based upon actual time spent on the Company business or upon fixed percentages of compensation. Costs relating to office space and equipment are allocated based upon fixed percentages. Inter-company balances are reconciled and reimbursed on a monthly basis.

                    DESCRIPTION OF DANIELSON CAPITAL STOCK

  The authorized capital stock of Danielson currently consists of 30 million shares, 20 million of which may be shares of Common Stock and 10 million of which may be shares of preferred stock. After giving effect to the Merger and the transactions contemplated hereby, the authorized capital stock of Danielson will consist of 50 million shares, 40 million of which will be shares of Common Stock and 10 million of which will be shares of preferred stock, par value $0.10 per share, issuable in series, of which 1.3 million shares will be designated Preferred Stock. The following description of Danielson's capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Delaware General Corporation Law, Danielson's Certificate of Incorporation and the Certificate of Designations for the Preferred Stock.

COMMON STOCK

 General

  The Danielson Board possesses the power to issue shares of authorized but unissued Common Stock without further stockholder action, subject, so long as shares of Common Stock are listed on the AMEX, to the requirements of such exchange.

 Voting Rights

  Each holder of an outstanding share of Common Stock is entitled to cast one vote for each such share registered in the name of such holder. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is necessary to approve any consolidation or merger of Danielson with or into another corporation pursuant to which shares of Common Stock would be converted into or exchanged for any securities or other securities or other consideration. Pursuant to the Danielson Certificate of Incorporation, voting for directors may be cumulative if, prior to the vote, any holder of Common Stock gives notice to Danielson of such holder's intention to vote cumulatively.

 Dividends

  Subject to the rights and preferences of any outstanding preferred stock, dividends on Common Stock are payable out of the funds of Danielson legally available therefor when, as and if declared by the Danielson Board. However, no dividend may be paid or set aside for payment and no distribution may be made on Common Stock unless (i) all accrued and unpaid dividends with respect to the Preferred Stock and any of the stock ranking on a parity with such stock as to dividends or upon liquidation at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (ii) sufficient funds have been set apart for the payment of the dividends for the current dividend period with respect to the Preferred Stock and any of the stock ranking on a parity with such stock as to dividends or upon liquidation.

 Rights in Liquidation

  In the event Danielson is liquidated, dissolved or wound up, whether voluntarily or involuntarily, the net assets of Danielson would be distributed ratably among the holders of the then outstanding shares of Common Stock after payment or provision for payment of the full preferential amounts to which the holders of any series of preferred stock of Danielson then issued and outstanding are then entitled.

 Preemptive Rights

  Shares of Common Stock do not entitle a stockholder to any preemptive rights enabling a stockholder to subscribe for or receive shares of stock of any class or any other securities convertible into shares of stock of any class of Danielson.

 Trading Market

  The outstanding shares of Common Stock are listed for trading on the AMEX. The Registrar and Transfer Agent for Common Stock is Fleet National Bank.

 Transfer Restrictions

  Common Stock is subject to the following transfer restrictions:

  1. No holder, whether record or beneficial, direct or indirect, of 5% or more of Common Stock, whether such ownership resulted from receipt of shares of Common Stock through a primary issuance by Danielson, or issued upon exercise of rights to purchase shares of Common Stock granted by Danielson, or from any other transaction or transactions, including without limitation, secondary market acquisitions (and including specifically any holder, whether record or beneficial, direct or indirect, who proposes to make an acquisition of Common Stock, which after the acquisition will result in total ownership by such holder of 5% or more of Common Stock) (a "5% Stockholder"), may purchase, acquire or otherwise receive additional shares of Common Stock (herein referred to as an "Acquisition") or sell, transfer, assign, pledge, encumber or dispose of, in any manner whatsoever, any shares of Common Stock, directly or indirectly owned by such 5% Stockholder, whether such ownership is record or beneficial ownership (herein referred to as a "Transfer"), prior to a determination by Danielson and its tax counsel that such transaction will not result in or create (in conjunction with prior transactions and previously approved subsequent transactions by any 5% Stockholder(s) and other holders of Common Stock) an unreasonable risk of an "ownership change" of Danielson within the meaning of Section 382(g)(1) of the Code, or any similar provisions of superseding or additional law relating to preservation of NOL, including specifically Treasury Regulation Section 1.382-2T(j)(3)(i) (collectively, an "Ownership Change" under the "Tax Law"). This 5% limitation may have the effect of preserving effective control of Danielson by its principal stockholders and preserving the Danielson Board of Directors' and Managements' tenure with Danielson.

  In addition, Danielson has issued stop transfer instructions to the transfer agent for Common Stock requiring, as a condition precedent to any transfer of Common Stock, that the transfer agent receive either: (i) a sworn affidavit from each of the proposed transferor and transferee that it is not a 5% Stockholder; or (ii) an opinion of tax counsel of Danielson referred to below. Any purported transfer of shares of Common Stock in violation of the foregoing transfer restrictions will be a nullity and of no force and effect. All certificates representing Common Stock bear a legend setting forth the foregoing restrictions.

  2. In order to ensure compliance with such restrictions, and in order to establish a procedure for processing requests to effect either an Acquisition or a Transfer by any one or more 5% Stockholder(s) on a fair and equitable basis, the following provisions apply to all 5% Stockholders;

  (a) Delivery of Shares and Escrow Receipts. All shares of Common Stock which are issuable to 5% Stockholders or which subsequently are received by a 5% Stockholder in an Acquisition are issued in the name of "Danielson Holding Corporation, as Escrow Agent" and are held by Danielson in escrow (the "Escrowed Stock"). In lieu of certificates reflecting their ownership of Common Stock, the 5% Stockholders receive an escrow receipt evidencing their beneficial ownership of Common Stock and record ownership of the Escrowed Stock. Escrow receipts are non-transferable. The 5% Stockholders retain full voting and dividend rights for all Escrowed Stock.

  (b) Duration of Danielson Holding the Escrowed Stock. As escrow agent, Danielson holds all shares of Escrowed Stock until termination of the stock escrow (the "Stock Escrow") (as provided in subsection (d) below) or, if and to the extent that a 5% Stockholder desires to Transfer Escrowed Stock to a non-5% Stockholder, until receipt by Danielson of a favorable opinion from its tax counsel that the Transfer may be made without thereby resulting in an Ownership Change under the Tax Law.

  (c) Acquisitions and Transfers. All requests by 5% Stockholders to consummate either an Acquisition or a Transfer of Escrowed Stock, through secondary market transactions or purchases in a primary offering by Danielson, are treated in the order in which such requests were received, i.e., on a "first to request, first to receive" basis. All such requests must be in writing and delivered to Danielson at its principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that Danielson's tax counsel is unable to conclude that a requested Acquisition or Transfer can be made without an Ownership Change under the Tax Law, then: (i) the requesting party will be so advised in writing by Danielson; and (ii) any subsequent request by other 5% Stockholders to effect a transaction of a type previously denied by Danielson will be approved only after all previously denied requests (in the order denied) are given an opportunity to consummate the previously desired transaction. In addition, Danielson may approve any requested transaction in any order of receipt if, in its business judgment, such transaction is in its best interests.

  (d) Termination of the Stock Escrow. The Stock Escrow will terminate upon the first to occur of the following: (i) pursuant to an amendment to the Tax Law, Danielson concludes that the restrictions are no longer necessary in order to avoid a loss to Danielson and the members of the affiliated group filing a consolidated federal income tax return with Danielson of its NOL;
(ii) the NOL of Danielson and members of the affiliated group filing a consolidated federal income tax return with Danielson no longer are available to Danielson, whether through passage of time, usage or disallowance; and
(iii) the Danielson Board concludes, in its business judgment, that preservation of the NOL no longer is in the interests of Danielson and members of the affiliated group filing a consolidated federal income tax return with Danielson. Upon termination of the Stock Escrow, each 5% Stockholder will receive a notice that the Stock Escrow has been terminated and, thereafter, will receive a Common Stock certificate evidencing ownership of the previously Escrowed Stock.

  (e) Release of Danielson. Danielson is held harmless and released from any liability to any and all 5% Stockholders arising from its actions as escrow agent, except only for intentional misconduct. In performing its duties Danielson is and will be entitled to rely, without any inquiry, upon the written advice of its tax counsel and other experts engaged by Danielson. In the event that Danielson requires further advice or comfort regarding action to be taken by it as escrow agent, it may deposit the Escrowed Stock at issue with a court of competent jurisdiction and make further transfers thereof in a manner consistent with the rulings of such court.

PREFERRED STOCK

 General

  The Danielson Board, without further action by the stockholders, is authorized to issue up to 10 million shares of preferred stock in one or more series and to designate as to any such series the dividend rate, redemption prices and terms, preferences on liquidation or dissolution, rights in the event of a merger, consolidation, distribution or sale of assets, conversion rights, voting rights and any other powers, preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock and any preferred stock of Danielson that may be issued in the future. The Preferred Stock will rank senior to Common Stock with respect to dividends and distribution of assets upon liquidation or winding up.

 Dividends

  Dividends on the Preferred Stock shall accrue and be cumulative from the date of issuance, whether or not in any dividend period or periods there shall be funds legally available for the payment of such dividends. Holders of shares of Preferred Stock will be entitled to receive cumulative cash dividends at a per share rate set in accordance with the terms of the Merger Agreement. The dividend rate was set on July 1, 1996 at 10.0% per annum and may be reset on the date of the pricing of the Offerings. Dividends on the Preferred Stock will be payable quarterly on the 15th day of March, June, September and December of each year, commencing on September 15, 1996. Each such dividend will be payable in arrears to holders of record as they appear on the stock records of Danielson at the close of business on such record dates, not less than ten days nor more than 60 days preceding the payment dates thereof, as shall be fixed by the Danielson Board. The amount of dividends payable on the Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by four. The amount of dividends payable for the initial dividend period on the Preferred Stock, or any other period shorter or longer than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

  So long as any shares of Preferred Stock are outstanding, no dividends, except as described below, may be declared or paid or set apart for payment on any class or series of stock of Danielson ranking, as to dividends, on a parity with the Preferred Stock, nor shall any such shares be redeemed or purchased by Danielson unless full cumulative dividends on the Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment. When dividends are not paid in full or a sum sufficient for such payment is not set apart on the shares of Preferred Stock and any other class or series of stock ranking on a parity as to dividends with the Preferred Stock, all dividends declared on the Preferred Stock and on such other stock may be declared pro rata so that the amounts of dividends per share declared on the Preferred Stock and on such other stock shall in all cases bear to each other the same ratio that the accrued dividends per share on the shares of Preferred Stock and such other stock bear to each other.

  So long as any shares of Preferred Stock are outstanding, Danielson may not
(i) declare or pay or set apart for payment any dividend or other distribution with respect to any junior stock of Danielson or (ii) redeem or set apart funds for the purchase, redemption or other acquisition of any junior stock, unless (A) all accrued and unpaid dividends with respect to the Preferred Stock and any of the stock ranking on a parity with such stock as to dividends or upon liquidation ("Parity Stock") at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and
(B) sufficient funds have been set apart for the payment of the dividends for the current dividend period with respect to the Preferred Stock and any Parity Stock.

 Redemption

  Shares of Preferred Stock may not be redeemed by Danielson prior to the fifth anniversary of the Effective Time after which date the shares of such stock will be redeemable at the option of Danielson, in whole or in part, at any time or from time to time, out of funds legally available therefor, at a redemption price equal to the stated value plus an amount equal to accrued and unpaid dividends, if any, to the redemption date, whether or not earned or declared.

  If fewer than all of the shares of Preferred Stock are to be redeemed, the shares to be redeemed shall be selected by lot or pro rata. If fewer than all the shares represented by any certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder thereof. No fractional shares will be issued upon redemption, but an adjustment in cash will be made in respect of any fraction of an unredeemed share which would otherwise be issuable.

  On and after the date fixed for redemption, provided that the redemption price (including any accrued and unpaid dividends to the date fixed for redemption) has been duly paid or provided for, dividends shall cease to accrue on the Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding and all rights of the holders of such shares as stockholders of Danielson shall cease except the right to receive from Danielson the redemption price without interest thereon after the redemption date and any cash adjustment in lieu of fractional unredeemed shares. Shares of Preferred Stock redeemed will be restored to the status of authorized but unissued shares of Danielson's preferred stock, without designation as to class, and may thereafter be issued, but not as shares of Preferred Stock.

  The provisions governing redemption of the Preferred Stock will become inoperative if Danielson's right to redeem the Preferred Stock would cause such stock to be treated as "other property," as such term is used in Section 356(a)(1) of the Code.

 Liquidation Preference

  In the event of any liquidation, dissolution or winding up of Danielson, whether voluntary or involuntary, before any payment or distribution of the assets of Danielson (whether capital or surplus) shall be made to or set apart for the holders of any class or series of stock ranking junior to Preferred Stock, upon liquidation, dissolution or winding up, the holders of the shares of Preferred Stock shall be entitled to receive an amount equal to the stated value per share plus an amount equal to all dividends (whether or not earned or declared) accrued and accumulated and unpaid thereon to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of Danielson, the assets of Danielson, or proceeds thereof, distributable among the holders of the shares of Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidation payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Preferred Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Preferred Stock and any such other stock if all amounts payable thereon were paid in full. Neither a consolidation or merger of Danielson with another corporation nor a sale or transfer of all or substantially all of Danielson's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Danielson.

 Voting Rights

  Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of shares of Preferred Stock will have no voting rights.

  Whenever dividends payable on Preferred Stock shall be in arrears in an amount equal to at least six full quarterly dividends (whether or not such arrearage occurred in consecutive periods) on shares of Preferred Stock then outstanding, the number of directors of Danielson will be increased by two and the holders of Preferred Stock, voting together as a class with the holders of any other class or series of Parity Stock upon which the same voting rights have been conferred and are exercisable, will have the right to elect two additional directors to the Danielson Board at Danielson's next annual meeting of stockholders to serve until the next such meeting, and at each subsequent annual meeting to serve until the next such meeting, until all such dividends on such series have been paid in full. At elections of such directors during such period, each holder of Preferred Stock shall be entitled to one vote per share. Upon any termination of the right of the holders of such series to vote for directors as provided above, the term of office of all directors then in office, elected by such series, shall terminate immediately.

  The approval of two-thirds of the outstanding shares of Preferred Stock shall be required in order to amend the Certificate of Incorporation of Danielson to affect materially and adversely the rights, preferences or voting powers of the holders of such series of stock or to authorize, create, issue or increase the authorized or issued amount of, any class of stock having rights senior or superior with respect to dividends and upon liquidation to such series; provided, however, that any increase in the amount of authorized preferred stock or the creation and issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of preferred stock, in each case ranking on a parity with or junior to the Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall require the approval of a majority of the outstanding shares of Preferred Stock and any other series of preferred stock ranking junior to or on a parity with Preferred Stock.

  No approval by the holders of Preferred Stock is required for the creation of an issue of stock ranking prior to the Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up if notice of redemption is given and the proceeds of the sale of such new issue of stock are used to retire or redeem any or all of the outstanding Preferred Stock.

 No Sinking Fund

  Preferred Stock will not be subject to the operation of any mandatory purchase, retirement or sinking fund.

 Trading Market

  Danielson has agreed to use its best efforts to cause the shares of Preferred Stock to be approved for listing on the AMEX, NYSE or NASDAQ.

                        CERTAIN U.S. TAX CONSIDERATIONS

NET OPERATING LOSS CARRYFORWARDS OF DANIELSON

  Danielson currently reports a federal consolidated NOL of approximately $1.4 billion, which is expected to be available to offset future taxable income of Danielson's consolidated post-Merger group (except, to the extent attributable to certain "recognized built-in gains" of Midland), subject to expiration at different intervals.

  Continued availability of the NOL is subject to the rules of Section 382 of the Code, which generally restricts NOL utilization after an "ownership change" (generally a more than 50% increase in stock ownership during a 3-year "testing period" by "5% stockholders" of a "loss corporation" measured by value, but not including in the definition of stock ownership so-called "straight preferred" such as the Preferred Stock). While the Merger and the Offerings will result in a substantial increase in percentage holdings of Common Stock by 5% stockholders, they (in conjunction with other relevant increases by other 5% stockholders) will not, in the opinion of Anderson Kill & Olick, P.C., result in an ownership change (even if the U.S. Underwriters' over-allotment option is exercised in full). Danielson's Certificate of Incorporation also contains restrictions on transfer and acquisition designed to prevent an involuntary ownership change (although such restrictions cannot prevent an involuntary ownership change in all circumstances). Moreover, no assurance can be given that a voluntary ownership change may not occur in the future should Danielson's management conclude it is in the best interests of Danielson. In the event of an ownership change, the amount of Danielson's NOL that could be utilized in any taxable year would be generally limited to the value of Danielson's stock on the date of the ownership change multiplied by the applicable federal "long-term tax-exempt rate" as defined in Section 382(f) of the Code (plus any unused amounts from prior years).

  Continued availability of the NOL is also premised on the conclusion, based in part on certain representations of Danielson management, that the "principal purpose" for both of the Merger and Danielson's restructuring and reorganization as successor to Mission is related to valid business objectives and not to enable Danielson to utilize its NOL. There can, however, be no assurance that the IRS will not challenge Danielson in this regard. If any such challenge were successful, Danielson's NOL could be lost.

FEDERAL TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS OF COMMON STOCK

  The following discussion addresses certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by Non-U.S. Holders. In general, a "Non-U.S. Holder" is any person holding Common Stock other than (i) a citizen or resident of the United States, (ii) a corporation (a "U.S. corporation") or partnership (a "U.S. partnership") created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust whose income is included in gross income for United States federal income tax purposes regardless of its source. This summary is based on provisions of the Code, Treasury Regulations promulgated thereunder and administrative and judicial interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This summary does not address all aspects of federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address U.S. state and local or non-U.S. tax consequences or, except as specifically noted, the effects of any tax treaties the United States has concluded with other countries.

  Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are proposed generally to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

  THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL TAX

CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, LOCAL OR OTHER NON-UNITED STATES TAXING JURISDICTION.

DIVIDENDS

  Subject to the discussion below, dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

  Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would be required to provide an IRS Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

  Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States (or, if an applicable treaty so provides, are attributable to a permanent establishment maintained by a Non-U.S. Holder in the United States) are generally subject to United States federal income tax at regular rates and are not generally subject to withholding if the Non-U.S. Holder files a valid Form 4224 with the payor. A non-United States corporation receiving effectively connected dividends may also, under certain circumstances, be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a 30% rate (or such lower rate as may be applicable under an income tax treaty) of the non-United States corporation's effectively connected earnings and profits, subject to certain adjustments.

  Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

  Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or fails to provide a correct taxpayer identification number and certain other information.

GAIN ON DISPOSITION OF COMMON STOCK

  Except as described below, a Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with such holder's United States trade or business (or, if an applicable treaty so provides, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of United States expatriates; or (iv) the Company is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. Danielson is not, and does not anticipate becoming, a United States real property holding corporation. However, no assurance can be given that Danielson will not be a United States real property holding corporation when a Non-U.S. Holder sells its shares of Common Stock.

FEDERAL ESTATE TAXES

  In general, an individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in such individual's gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock effected by or through a United States office of a broker unless the disposing holder certifies as to its non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-United States office of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a United States person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for United States federal income tax purposes, and the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

  The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting in the absence of certification from the holder as to non-United States status.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding and information reporting results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the U.S. underwriters named below (the "U.S. Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and Salomon Brothers Inc are acting as representatives (the "U.S. Representatives"), and the international managers named below (the "International Managers" and together with the U.S. Underwriters, the "Underwriters"), for whom DLJSC and Salomon Brothers International Limited are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), have severally agreed to purchase from the Company an aggregate of 12,363,636 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                        NUMBER
                                                                          OF
U.S. UNDERWRITERS                                                       SHARES
Donaldson, Lufkin & Jenrette Securities Corporation...................
                                                                       ---------
Salomon Brothers Inc..................................................
                                                                       ---------
  U.S. Offering Subtotal..............................................
                                                                       =========
                                                                        NUMBER
                                                                          OF
INTERNATIONAL MANAGERS                                                  SHARES
Donaldson, Lufkin & Jenrette Securities Corporation...................
                                                                       ---------
Salomon Brothers International Limited................................
                                                                       ---------
  International Offering Subtotal.....................................
                                                                       ---------
    Total.............................................................
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased. The offering price and underwriting discounts and commissions per share of Common Stock for the U.S. Offering and the International Offering will be identical.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Underwriters have advised the Company that they propose to offer the shares of Common Stock included in the Offerings directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such
price less a concession not to exceed $     per share of Common Stock. The
Underwriters may allow, and such dealers may re-allow, discounts not in excess
of $     per share of Common Stock to any other Underwriter and certain other dealers. After the Offerings, the public offering price and other selling terms may be changed by the Representatives.

  The Company has granted to the U.S. Underwriters an option to purchase up to an aggregate of additional shares of Common Stock, at the public offering price set forth on the cover page of this Prospectus net of underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised in whole or in part at any time and from time to time within 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's initial commitment as indicated in the preceding table.

  The Company and each officer and director have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or in any other manner transfer all or a portion of, the economic consequences associated with the ownership of the Common Stock except to the Underwriters, for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives; provided, however, the Company may, in its discretion, grant options to members of its management and the management of its subsidiaries during such 180 day period pursuant to any employer or director stock-based incentive plans.

  Pursuant to an Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented and agreed that, with respect to the shares of Common Stock included in the U.S. Offering and with certain exceptions, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and
(b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus outside of the U.S. or Canada or to anyone other than a U.S. or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with respect to the shares of Common Stock included in the International Offering and with certain exceptions, (a) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer to sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus within the U.S. or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "U.S. or Canadian Person" means any resident of the U.S. or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the U.S. or Canada or of any political subdivision thereof (other than a branch located outside the U.S. or Canada of any U.S. or Canadian Person) and includes any U.S. or Canadian Person, and "U.S." means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares of Common Stock so sold shall be the public offering price set forth on the cover page of this Prospectus, in U.S. dollars, less an amount not greater than the per share amount of the concession to the dealers set forth above.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada or to or for the benefit of any resident of Canada in contravention of the securities law of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented that (i) it has not offered or sold and for the period of six months following the date of this Prospectus will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of Great Britain and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 8 of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) (No. 2) Order 1995 of Great Britain or is a person to whom such document may otherwise lawfully be issued or passed on.

  M. J. Whitman, Inc., a broker-dealer, of which Mr. Whitman is the Chairman and Chief Executive Officer, is participating in the underwriting syndicate.


  Certain U.S. Underwriters and International Managers and their affiliates, including DLJSC, which will receive a $600,000 fee in connection with the Merger, have provided investment or commercial banking services to the Company in the past and may do so in the future.

  The Common Stock is listed on the AMEX under the symbol "DHC."

  The Underwriters have reserved for sale an aggregate amount of $1 million of
Common Stock (approximately      shares) for purchase by C. Kirk Rhein, Jr.,
the Company's President and Chief Executive Officer, and James P. Heffernan, the Company's Chief Financial Officer, each of whom will purchase $500,000 of Common Stock in the Offerings. The Underwriters have advised the Company that the price per share for such shares will be the public offering price set forth on the cover page, net of underwriting discounts and commissions. The number of shares of Common Stock available for sale to the general public in the Offerings will be reduced to the extent such persons purchase such reserved shares. Any reserved shares of Common Stock not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares of Common Stock offered hereby. Messrs. Rhein and Heffernan will be prohibited from selling, pledging, assigning, hypothecating or transferring the shares purchased by them in the Offerings for a period of three months following the effective date of the Offerings.

                                 LEGAL MATTERS

  Certain legal matters and the validity of the shares of Common Stock will be passed upon for the Company by Anderson Kill & Olick, P.C. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell. Michael W. Stamm, Esq., a member of Anderson Kill & Olick, P.C., owns 17,000 shares of Common Stock.

                                    EXPERTS


  The consolidated financial statements and related financial statement schedules of Danielson as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 have been included herein and in the Registration Statement, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that refers to Danielson's adoption in 1995 of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

  The consolidated financial statements and related financial statement schedules of Midland as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 have been included herein and in the Registration Statement, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that refers to Midland's adoption of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" in 1994.

                     GLOSSARY OF SELECTED INSURANCE TERMS

Admitted insurer or
insurance carrier............  A company licensed by a state insurance regulatory authority to do business as an insurer.

Assumed reinsurance..........  Insurance or reinsurance transferred from another insurance entity.

Cede.........................  To transfer to an insurer or a reinsurer all or a part of the insurance or reinsurance written by an insurance or reinsurance entity.

Combined ratio...............  A combination of the expense ratio and the loss ratio. A combined ratio below 100% generally indicates profitable underwriting without consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting without consideration of investment income.

Direct premiums written......  Premiums on policies written by an insurer, excluding premiums for reinsurance assumed by an insurer.

Expense ratio................  Under statutory accounting practices ("SAP"), the ratio of underwriting expenses to net premiums written. Under generally accepted accounting principles ("GAAP"), the ratio of underwriting expenses to premiums earned.

Gross or net premiums
earned.......................  The portion of gross or net premiums written applicable to the expired period of policies.

Gross premiums written.......  The sum of direct premiums written and assumed reinsurance.

Incurred but not reported
("IBNR").....................  Losses estimated to have been incurred but which are not yet reported to the insurer.

Incurred losses..............  For a given period, the sum of losses paid plus the change in unpaid losses and LAE.

Insurance risks: preferred,
standard, non-standard.......  Categories of underwriting classifications for risk selection and pricing. The classifications consider the loss experience, the degree of hazard and loss frequency. Preferred risks have an absence of prior losses, low degrees of hazard, and/or low loss frequency potential. Standard risks have average loss experience, moderate degrees of hazard and/or moderate loss frequency potential. Non-standard risks generally have above average loss experience, a higher degree of hazard and/or higher loss frequency potential.

Loss adjustment expenses
("LAE")......................  The expenses of settling claims, including legal and other fees and claims settlement costs.

Loss and LAE ratio......       The ratio of incurred losses and LAE to
                                premiums earned.

Net premiums written.........  The portion of direct premiums written and assumed reinsurance retained by an insurer
                                (i.e., after deducting premiums on business ceded).

Policy acquisition costs.....  Agents' or brokers' commissions, premium taxes, marketing and certain underwriting expenses directly associated with the production of business.

Premiums-to-surplus ratio....  Ratio of the most recent twelve months'
                                statutory net premiums written divided by the policyholders' capital and surplus at the end of the period.

Quota-share reinsurance......  A reinsurance agreement under which an insurer cedes to a reinsurer a specified percentage of each risk within a defined category of insurance business written by the insurer and conveys to the reinsurer a similar percentage of the premium applicable thereto.

Reinsurance..................  An agreement whereby an insurer cedes to another insurer all or a portion of the risk insured and conveys/pays to that other insurer a portion of the premium paid by the insured. Reinsurance makes the assuming reinsurer liable to the extent of the coverage ceded. However, in the event the reinsurer is unable to pay its portion of the loss based on the coverage ceded, the ceding insurer would be responsible for the entire loss.

Reserves.....................  Estimated liabilities established for statutory reporting purposes by an insurer to reflect the estimated cost of claims payments and the related expenses that an insurer will ultimately be required to pay, net of reinsurance.

Reserves-to-surplus ratio....  Ratio of loss and loss expense reserves for statutory reporting purposes divided by the policyholders' capital and surplus.

Retention....................  The amount or portion of risk which an insurer retains for its own account (i.e., for which the insurer remains primarily liable).

SAP or statutory basis.......  Statutory accounting practices ("SAP") provide for recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state statute or regulatory authorities.

Statutory or policyholders'
capital and surplus..........  Under SAP, the sum remaining after all liabilities are subtracted from all admitted assets.

Underwriting.................  The process whereby an insurer reviews applications submitted for insurance coverage and determines whether it will accept all or part of the coverage being requested and what the applicable premiums and terms should be. Underwriting also includes an ongoing review of existing policies and their pricing.

Underwriting expenses........  The aggregate of policy acquisition expenses and general and administrative expenses
                                attributable to underwriting operations.

Underwriting profit (loss)...  The excess (deficiency) resulting from the difference between premiums earned and the sum of incurred losses, LAE and underwriting expenses.

Unpaid losses and LAE...       Estimated liabilities established by an insurer
                                to reflect the estimated cost of claims
                                payments and the related LAE in respect of insurance it has written, gross of reinsurance.

                         INDEX TO FINANCIAL STATEMENTS

DANIELSON HOLDING CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS OF DANIELSON HOLDING CORPORATION
  Independent Auditors' Report...........................................  F-2
  Consolidated Balance Sheets at December 31, 1994 and 1995..............  F-3
  Consolidated Statements of Operations for the years ended
   December 31, 1993, 1994 and 1995......................................  F-4
  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1993, 1994 and 1995......................................  F-5
  Consolidated Statements of Cash Flows for the years ended
   December 31, 1993, 1994 and 1995......................................  F-6
  Notes to Consolidated Financial Statements.............................  F-7
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF DANIELSON HOLDING
 CORPORATION
  Consolidated Balance Sheets at December 31, 1995 and March 31, 1996
   (Unaudited)........................................................... F-28
  Consolidated Statements of Operations for the three months ended March 31, 1995 and March 31, 1996 (Unaudited)................... F-29
  Consolidated Statements of Cash Flows for the three months ended March 31, 1995 and March 31, 1996 (Unaudited)................... F-30
  Consolidated Statement of Stockholders' Equity for the
   three months ended March 31, 1996 (Unaudited)......................... F-31
  Notes to Consolidated Financial Statements (Unaudited)................. F-32
MIDLAND FINANCIAL GROUP, INC.
CONSOLIDATED FINANCIAL STATEMENTS OF MIDLAND FINANCIAL GROUP, INC.
  Independent Auditors' Report........................................... F-33
  Consolidated Balance Sheets at December 31, 1994 and 1995.............. F-34
  Consolidated Statements of Income (Loss) for the years ended
   December 31, 1993, 1994 and 1995...................................... F-35
  Consolidated Statements of Changes in Stockholders' Equity for the
   years ended
   December 31, 1993, 1994 and 1995...................................... F-36
  Consolidated Statements of Cash Flow for the years ended
   December 31, 1993, 1994 and 1995...................................... F-37
  Notes to Consolidated Financial Statements............................. F-38
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF MIDLAND FINANCIAL
 GROUP, INC.
  Condensed Consolidated Balance Sheets at December 31, 1995 and March
   31, 1996
   (Unaudited)........................................................... F-53
  Condensed Consolidated Statements of Income for the three months ended March 31, 1995 and March 31, 1996 (Unaudited)................... F-54
  Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 1995 and March 31, 1996 (Unaudited)................... F-55
  Notes to Condensed Consolidated Financial Statements (Unaudited)....... F-56

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Danielson Holding Corporation:

  We have audited the accompanying consolidated balance sheets of Danielson Holding Corporation and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Danielson Holding Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As described in Note 1 of the Notes to Consolidated Financial Statements, in 1995 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

                                          KPMG Peat Marwick LLP

New York, New York
February 26, 1996

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                               DECEMBER 31,
                                                             ------------------
                                                               1994      1995
ASSETS:
Fixed maturities:
  Available-for-sale at fair value (Cost: $33,020 and
   $167,773)...............................................  $ 32,450  $172,595
  Held-to-maturity at amortized cost (Fair value: $134,843
   and $0).................................................   145,331       --
Equity securities at fair value (Cost: $256 and $256)......       548       629
Other investments at fair value (Cost: $256 and $0)........       250       --
Short term investments, at cost which approximates fair
 value.....................................................     3,184     8,570
                                                             --------  --------
    TOTAL INVESTMENTS......................................   181,763   181,794
Cash.......................................................       342       605
Accrued investment income..................................     2,903     2,718
Premiums and fees receivable, net of allowances of $323 and
 $157......................................................    17,061     8,826
Reinsurance recoverable on paid losses, net of allowances
 of $675 and $388..........................................     6,108     1,828
Reinsurance recoverable on unpaid losses, net of allowances
 of $425 and $425..........................................    17,705    21,112
Prepaid reinsurance premiums...............................     2,713     2,226
Property and equipment, net of accumulated depreciation of
 $5,807 and $6,849.........................................     5,174     4,159
Deferred acquisition costs.................................     2,204     1,045
Excess of cost over net assets acquired....................     3,513     2,657
Other assets...............................................     1,043       954
                                                             --------  --------
    TOTAL ASSETS...........................................  $240,529  $227,924
                                                             ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Unpaid losses and loss adjustment expenses.................  $146,330  $137,406
Unearned premiums..........................................    14,328     8,563
Policyholder dividends.....................................     6,280     4,664
Reinsurance premiums payable...............................     1,679     1,707
Funds withheld on ceded reinsurance........................     1,810     1,534
Other liabilities..........................................     7,784     4,229
                                                             --------  --------
    TOTAL LIABILITIES......................................   178,211   158,103
Preferred Stock ($0.10 par value; authorized 10,000,000
 shares; none issued and outstanding)......................       --        --
Common Stock ($0.10 par value; authorized 20,000,000
 shares; issued 15,370,894 shares and 15,370,894 shares;
 outstanding 15,360,270 shares and 15,360,255 shares)......     1,537     1,537
Additional paid-in capital.................................    46,417    46,131
Net unrealized gain (loss) on available-for-sale securi-
 ties......................................................      (278)    5,195
Retained earnings..........................................    14,708    17,024
Treasury stock (Cost of 10,624 shares and 10,639 shares)...       (66)      (66)
                                                             --------  --------
    TOTAL STOCKHOLDERS' EQUITY.............................    62,318    69,821
                                                             --------  --------
Commitments and contingencies..............................
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............  $240,529  $227,924
                                                             ========  ========

          See accompanying Notes to Consolidated Financial Statements.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                     FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
REVENUES:
  Gross premiums earned.......................... $ 91,836  $106,552  $ 76,688
  Ceded premiums earned..........................   (5,784)  (13,261)  (16,140)
                                                  --------  --------  --------
  Net premiums earned............................   86,052    93,291    60,548
  Trust fee income...............................    2,264     4,646     4,475
  Net investment income..........................   13,302    11,853    13,161
  Net realized investment gains (Note 6).........      462        24       208
  Other income...................................      317       526     1,689
                                                  --------  --------  --------
    TOTAL REVENUES...............................  102,397   110,340    80,081
                                                  --------  --------  --------
LOSSES AND EXPENSES:
  Gross losses and loss adjustment expenses......   74,398    82,025    63,543
  Ceded losses and loss adjustment expenses......   (8,498)  (14,510)  (14,828)
                                                  --------  --------  --------
  Net losses and loss adjustment expenses........   65,900    67,515    48,715
  Policyholder dividends.........................    3,615     6,043       137
  Policy acquisition expenses....................   16,993    18,677    13,391
  General and administrative expenses............   12,835    14,792    15,402
  Interest expense...............................      233        65       --
                                                  --------  --------  --------
    TOTAL LOSSES AND EXPENSES....................   99,576   107,092    77,645
                                                  --------  --------  --------
Income before provision for income tax and ex-
 traordinary item[s].............................    2,821     3,248     2,436
Income tax provision.............................       75       103       120
                                                  --------  --------  --------
Income before extraordinary item[s]..............    2,746     3,145     2,316
  Extraordinary item[s] (Note 13)................      488       750       --
                                                  --------  --------  --------
NET INCOME....................................... $  3,234  $  3,895  $  2,316
                                                  ========  ========  ========
EARNINGS PER SHARE OF COMMON STOCK AND COMMON
 EQUIVALENT SHARE:
  Income before extraordinary item[s]............ $   0.17  $   0.20  $   0.14
  Extraordinary item[s]..........................     0.03      0.05       --
                                                  --------  --------  --------
NET INCOME....................................... $   0.20  $   0.25  $   0.14
                                                  ========  ========  ========

          See accompanying Notes to Consolidated Financial Statements.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                      FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                                    -------------------------
                                                     1993     1994     1995
COMMON STOCK
  Balance, beginning of year....................... $ 1,511  $ 1,511  $ 1,537
  Exercise of options to purchase Common Stock.....     --        26      --
                                                    -------  -------  -------
  Balance, end of year.............................   1,511    1,537    1,537
                                                    -------  -------  -------
ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of year.......................  45,669   45,669   46,417
  Exercise of options to purchase Common Stock.....     --       748      --
  Retirement of stock options......................     --       --      (286)
                                                    -------  -------  -------
  Balance, end of year.............................  45,669   46,417   46,131
                                                    -------  -------  -------
NET UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE
 SECURITIES
  Balance, beginning of year.......................      15      855     (278)
  Net unrealized gain on the date of reclassifica-
   tion of
   available-for-sale securities (Note 6)..........     --       --     2,880
  Net increase (decrease)..........................     840   (1,133)   2,593
                                                    -------  -------  -------
  Balance, end of year.............................     855     (278)   5,195
                                                    -------  -------  -------
RETAINED EARNINGS
  Balance, beginning of year.......................   7,579   10,813   14,708
  Net income.......................................   3,234    3,895    2,316
                                                    -------  -------  -------
  Balance, end of year.............................  10,813   14,708   17,024
                                                    -------  -------  -------
TREASURY STOCK
  Balance, beginning of year.......................     (10)     (10)     (66)
  Purchased during year............................     --       (56)     --
                                                    -------  -------  -------
  Balance, end of year.............................     (10)     (66)     (66)
                                                    -------  -------  -------
    TOTAL STOCKHOLDERS' EQUITY..................... $58,838  $62,318  $69,821
                                                    =======  =======  =======

- --------------------------------------------------------------------------------

COMMON STOCK, SHARES
  Balance, beginning of year.................. 15,112,984 15,112,984 15,370,894
  Exercise of options to purchase Common
   Stock......................................        --     257,910        --
                                               ---------- ---------- ----------
  Balance, end of year........................ 15,112,984 15,370,894 15,370,894
                                               ========== ========== ==========
TREASURY STOCK, SHARES
  Balance, beginning of year..................      2,726      2,733     10,624
  Purchased during year.......................          7      7,891         15
                                               ---------- ---------- ----------
  Balance, end of year........................      2,733     10,624     10,639
                                               ========== ========== ==========

          See accompanying Notes to Consolidated Financial Statements.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................... $  3,234  $  3,895  $  2,316
  Adjustments to reconcile net income to net cash
   provided by
   (used in) operating activities:
  Net realized investment gains..................     (462)      (24)     (208)
  Depreciation and amortization..................    1,783     1,952     2,455
  Change in other invested asset.................   (3,104)     (205)      --
  Change in accrued investment income............      434      (702)      185
  Change in premiums and fees receivable.........     (787)    1,889     8,235
  Change in reinsurance recoverables.............    1,014    (2,883)    4,280
  Change in reinsurance recoverable on unpaid
   losses........................................    2,310       551    (3,407)
  Change in prepaid reinsurance premiums.........   (2,159)      (48)      487
  Change in deferred acquisition costs...........       (7)       (8)    1,159
  Change in unpaid losses and loss adjustment
   expenses......................................   12,088     8,851    (8,924)
  Change in unearned premiums....................    4,060    (2,174)   (5,765)
  Change in policyholder dividends payable.......   (1,042)   (3,501)   (1,616)
  Change in reinsurance payables and funds
   withheld......................................       91        60      (248)
  Other, net.....................................     (571)    2,355    (3,437)
                                                  --------  --------  --------
    Net cash provided by (used in) operating
     activities..................................   16,882    10,008    (4,488)
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales:
    Fixed income maturities......................      242       --        --
    Fixed income maturities available-for-sale...      --      3,239     8,194
    Equity securities............................      --         14       --
    Other investments............................      --        --        433
  Investments, matured or called:
    Fixed income maturities held-to-maturity.....   27,421    24,551     5,875
    Fixed income maturities available-for-sale...      --      3,937    23,732
  Investments purchased:
    Fixed income maturities held-to-maturity.....  (51,204)  (32,906)     (835)
    Fixed income maturities available-for-sale...      --    (25,119)  (26,455)
    Equity securities............................       (5)      --        --
    Other investments............................      --       (250)     (105)
  Purchases of property and equipment............     (637)     (907)     (416)
  Proceeds of other invested asset...............      --     19,531       --
                                                  --------  --------  --------
    Net cash provided by (used in) investing
     activities..................................  (24,183)   (7,910)   10,423
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Acquisition of Danielson Trust (net of cash
   acquired of $208).............................   (4,403)      --        --
  Acquisition of Western Trust Services..........      --     (2,505)      --
  Paydown of bank loan...........................   (1,000)   (2,250)      --
  Capital lease obligation.......................     (180)      (96)      --
  Change in loans to trust accounts..............     (147)      165       --
  Purchase of treasury stock.....................      --        (56)      --
  Retirement of stock options....................      --        --       (286)
  Proceeds of exercise of options to purchase
   Common Stock..................................      --        774       --
                                                  --------  --------  --------
    Net cash (used in) financing activities......   (5,730)   (3,968)     (286)
                                                  --------  --------  --------
Net increase (decrease) in cash and short term
 investments.....................................  (13,031)   (1,870)    5,649
Cash and short term investments at beginning of
 year............................................   18,427     5,396     3,526
                                                  --------  --------  --------
CASH AND SHORT TERM INVESTMENTS AT END OF YEAR... $  5,396  $  3,526  $  9,175
                                                  ========  ========  ========

          See accompanying Notes to Consolidated Financial Statements.

                         DANIELSON HOLDING CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1993, 1994 AND 1995

1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 FORMATION AND ORGANIZATION

  Danielson Holding Corporation ("DHC") is a holding company organized under the General Corporation Law of the State of Delaware. DHC owns all of the voting stock of Mission American Insurance Company ("MAIC"). MAIC owns 100% of the voting stock of KCP Holding Company ("KCP"), Danielson Indemnity Company and Danielson Reinsurance Corporation. KCP owns 100% of the common stock of National American Insurance Company of California ("NAICC"), DHC's principal operating insurance subsidiary. NAICC owns 100% of the common stock of Danielson Insurance Company ("DIC") and Danielson National Insurance Company ("DNIC"). In March 1993, DHC acquired 100% of the common stock of Danielson Trust Company ("Danielson Trust"). See also Note 2 "ACQUISITION OF DANIELSON TRUST COMPANY." For a description of the Company's operations by industry segment, see Note 14 "BUSINESS SEGMENTS."

 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A. Basis of Presentation

  The accompanying Consolidated Financial Statements of DHC and subsidiaries (collectively with DHC, the "Company") have been prepared in accordance with generally accepted accounting principles. All material transactions among consolidated companies are eliminated. Certain prior year amounts have been reclassified to conform with the current year's financial statement presentation.

 B. Investments

  The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Securities which are classified as "trading" are bought and held principally for sale in the near term. Securities which are classified as "held-to-maturity" are securities which the Company has the ability and intent to hold until maturity. All other securities, which are not classified as either trading or held-to-maturity, are classified as "available-for-sale."

  Fixed maturities classified as available-for-sale are recorded at fair value. Fixed maturities classified as held-to-maturity are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Amortization and accretion of premiums and discounts on collateralized mortgage obligations are adjusted for principal paydowns and changes in expected maturities. Net unrealized gains or losses on fixed maturities classified as available-for-sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Net unrealized gains or losses associated with transfers of fixed maturities classified as held-to-maturity to fixed maturities classified as available-for-sale are recorded as a separate component of stockholders' equity. The net unrealized gains or losses on fixed maturities included in the separate component of stockholders' equity for fixed maturities transferred from the classification of available-for-sale to held-to-maturity are amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. The Company does not hold any fixed maturities that are classified as trading. In December 1995, the Company reclassified its entire held-to-maturity portfolio to available-for-sale under a one-time provision permitted by the Financial Accounting Standards Board. No deferred tax benefit or liability has been provided for unrealized appreciation and depreciation due to the anticipated availability of the Company's net operating tax loss carryforwards.

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

  A decline in the market value of any available-for-sale or held-to-maturity security below cost which is deemed to be other than temporary is charged to earnings, resulting in the establishment of a new cost basis for such security.

  Premiums and discounts of fixed maturities that are classified as held-to-maturity securities are amortized or accreted based on the effective interest method. Dividend and interest income are recognized when earned. The cost of securities sold is determined using the specific identification method.

  Equity securities are stated at fair value, and any increase or decrease from cost is reflected in stockholders' equity as unrealized gain or loss.

  Short term investments are stated at cost which approximates fair value. Investments having an original maturity of three months or less from the time of purchase have been classified as "short term investments."

 C. Property-Casualty Insurance Accounting

  1. Revenue Recognition

  Earned premium income is recognized ratably over the contract period of an insurance policy. A liability is established for unearned insurance premiums representing the portion of premiums that is applicable to the unexpired terms of policies in force. Premiums earned include an estimate for earned but unbilled workers' compensation premiums. Premiums earned but unbilled and included in premiums receivable were $2.7 million and $1.9 million at December 31, 1994 and 1995, respectively.

  2. Unpaid Losses and Loss Adjustment Expenses

  Unpaid losses and loss adjustment expenses ("LAE") are based on estimates of reported losses, historical Company experience of losses reported by reinsured companies for insurance assumed from such insurers, and estimates based on historical Company and industry experience for unreported claims. Management believes that the provisions for unpaid losses and LAE are adequate to cover the cost of losses and LAE incurred to date. However, such liability is, by necessity, based upon estimates, which may change in the near term, and there can be no assurance that the ultimate liability will not exceed such estimates.

  3. Reinsurance

  In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events which cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers.

  The Company accounts for its reinsurance contracts which provide indemnification by reducing premiums earned by the amounts paid to the reinsurer and establishing recoverable amounts for paid and unpaid losses and LAE ceded to the reinsurer. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. The Company accounts for its reinsurance contracts having limited risk as financing agreements by establishing deposits for the premiums. Contracts pursuant to which it is not reasonably possible that the reinsurer may realize a significant loss from the insurance risk generally do not meet conditions for reinsurance accounting and are accounted for as deposits. For the years ended December 31, 1994 and 1995, the Company had no reinsurance contracts which were accounted for as financing agreements. See Note 3 "REINSURANCE."

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

  4. Deferred Acquisition Costs

  Deferred acquisition costs, consisting principally of commissions and premium taxes paid at the time of issuance of a policy, are deferred and amortized over the period during which the related premiums are earned. Deferred acquisition costs are limited to the estimated future profit, based on the anticipated losses and LAE (based on historical experience), maintenance costs, policyholder dividends, and anticipated investment income. The amortization of deferred acquisition costs charged to operations in 1993, 1994 and 1995 was $14.8 million, $13.7 million and $9.1 million, respectively.

  5. Policyholder Dividends

  Policyholder dividends represent management's estimate of amounts to be paid on participating policies which share in positive underwriting results, based on the type of policy plan. Participating policies represent approximately 75%, 79% and 34% of direct written premiums for the years ended December 31, 1993, 1994 and 1995, respectively. An estimated provision for policyholder dividends is accrued during the period in which the related premium is earned. These estimated dividends do not become legal liabilities unless and until declared by the Board of Directors of NAICC.

 D. Trust Accounting

  Trust fee income is earned as services are rendered. Trust fees may be based upon either a flat fee or the cost or market value of assets under administration. The Consolidated Financial Statements of the Company do not include the fiduciary assets of Danielson Trust.

 E. Excess of Cost Over Net Assets Acquired

  Until December 31, 1995, the excess of the acquisition cost over the net assets of businesses acquired (goodwill) was being amortized using the straight-line method over a period of 25 years. Recoverability of goodwill is evaluated when a change in circumstances or events indicates that the carrying amount of such asset may not be recoverable. As of January 1, 1996, the Company changed its estimated amortization period for existing balances of previously recorded goodwill from 25 years to 15 years. The amortization of goodwill over a period of 15 years will result in an annual charge to operations of approximately $177,000. The amortization of goodwill charged to operations in 1994 and 1995 was approximately $134,000 and $147,000, respectively. See Note 2 "ACQUISITION OF DANIELSON TRUST COMPANY."

  The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") in 1995. Under SFAS 121, long-lived assets, certain identifiable intangibles and goodwill related to such assets to be held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of such asset may not be recoverable. SFAS 121 requires that recoverability be based on estimated future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. An impairment loss is recognized if the sum of the expected future cash flows in each of the anticipated carrying years is less than the carrying amount of such asset, in which case the basis in such asset is reduced to its fair value. The 1995 net operating losses of Danielson Trust required the Company to assess the recoverability and amortization of goodwill associated with the original acquisition of Danielson Trust and the subsequent acquisition of the WTS assets. Based upon this assessment, the Company has valued Danielson Trust at slightly in excess of one times the annual revenues. At December 31, 1995, the effect on the Company of its adoption of SFAS 121 was to reduce the carrying amount of the remaining goodwill by $709,000, to $2.7 million. The writedown is included in general and administrative expenses.

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995


 F. Property and Equipment

  Property and equipment, which include data processing hardware and software and leasehold improvements, are carried at historical cost less accumulated depreciation. Depreciation of property and equipment is provided over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the assets or over the term of the leases, whichever is shorter. The useful lives of all property and equipment range from three to 12 years.

 G. Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases thereof. Deferred tax assets and liabilities are measured using enacted tax rates which are expected to apply to taxable income in the years in which those temporary differences are anticipated to be recovered or settled, and are limited, through a valuation allowance, to the amount realizable. See Note 8 "INCOME TAXES."

 H. Per Share Data

  Per share data is based on the weighted average number of shares of common stock of DHC, par value $0.10 per share ("Common Stock") outstanding during each year. Earnings per share computations, as calculated under the treasury stock method, include the average number of shares of additional outstanding Common Stock issuable for stock options, whether or not currently exercisable. Such average shares were 15,847,682, 15,938,018 and 15,989,055 for the years ended December 31, 1993, 1994 and 1995, respectively.

 I. Fair Value of Financial Instruments

  The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's cash and short term investments approximate fair value because of the short term maturity of those investments. The fair values of the Company's debt security instruments and equity security investments are based on quoted market prices as of December 31, 1995. The fair value of all other financial instruments approximates their respective carrying value. See Note 6 "INVESTMENTS."

 J. Use of Estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from such estimates.

2) ACQUISITION OF DANIELSON TRUST COMPANY

  In March 1993, DHC completed the acquisition of 100% of the common stock of Danielson Trust Company ("Danielson Trust") from a subsidiary of the Resolution Trust Corporation. Danielson Trust formerly was known, prior to November 13, 1993, as HomeFed Trust. Danielson Trust is a California corporation that has been chartered by the California State Banking Department to provide trust and fiduciary services since 1977. The operations of Danielson Trust include private trust, retirement services (formerly known as employee benefit trust) and custodial services.

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

  The acquisition of Danielson Trust has been accounted for as a purchase; the purchase price of $4.6 million paid by DHC for the Danielson Trust stock, including legal fees and other related acquisition expenses, was allocated to the identifiable net assets of Danielson Trust based upon their estimated relative fair values. In connection with the acquisition, DHC acquired net assets with a fair value of $3.4 million. Approximately $1.2 million of cost in excess of net assets acquired was recorded in connection with the purchase and, through December 31, 1995, was being amortized using the straight-line method over 25 years. In February 1994, Danielson Trust completed the acquisition of the assets of the Western Trust Services ("WTS") division of Grossmont Bank, for a purchase price of $2.5 million which, prior to January 1, 1996, was being amortized over a period of 25 years. As of January 1, 1996, the Company changed its estimated period of amortization for existing balances of previously recorded goodwill from a period of 25 years to a period of 15 years.

3) REINSURANCE

  Reinsurance is the transfer of risk, by contract, from one insurance company to another for consideration (premium). Reinsurance contracts do not relieve an insurance company of its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to NAICC; consequently, allowances are established for amounts which are deemed uncollectable. NAICC evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

  NAICC cedes reinsurance on an excess of loss basis for workers' compensation risks in excess of $400,000 and generally for all other risks in excess of $150,000. NAICC also cedes 50% of its personal automobile business on a quota share basis. The effect of reinsurance on premiums written reflected in the Company's Consolidated Financial Statements is as follows (dollars in thousands):

                                                       FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                    ---------------------------
                                                     1993      1994      1995
     Direct........................................ $95,896  $104,379  $ 70,949
     Ceded.........................................  (7,943)  (13,310)  (15,654)
                                                    -------  --------  --------
       Net premium................................. $87,953  $ 91,069  $ 55,295
                                                    =======  ========  ========

  As of December 31, 1995, NAICC had paid $5.5 million in losses and LAE relating to an environmental claim filed by Hughes Aircraft (the "Hughes Claim"). The Hughes Claim alleged that environmental damages occurred continuously over a period of approximately 34 years. NAICC assumed a general liability policy issued to Hughes Aircraft for three of those years. The Hughes Claim liability is reinsured in each of such three years under various contracts involving numerous reinsurance companies; of the $5.3 million ceded, $5.2 million was disputed by the reinsurers. NAICC commenced arbitration proceedings relating to $2.9 million and litigation proceedings relating to $2.3 million in order to collect amounts due NAICC. In April 1993, the arbitration proceedings were concluded and NAICC was awarded $684,000. NAICC received payment of the entire amount of the arbitration award by January 1994. In December 1995, the litigation proceedings were concluded and NAICC received payment of the $2.3 million at issue in such proceedings plus $840,000 of accumulated interest thereon.

  In March 1994, NAICC received $19.5 million of commutation value under an Excess of Loss Agreement with Great American Insurance Company ("GAIC") entered into in 1988. Under that agreement, GAIC agreed to provide $26 million of reinsurance coverage for the ultimate net aggregate losses and allocated LAE relating

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

to policyholder liabilities on business written by MAIC after March 31, 1985 that NAICC assumed from MAIC. The agreement included timing restrictions on the reinsurance payments to be made by GAIC to NAICC. Because of the limited amount of risk transferred, this transaction was accounted for as a financing agreement and, at December 31, 1993, the $11 million premium payment by NAICC to GAIC, together with accrued interest of $8.3 million, was classified as an "other invested asset." In accordance with the terms of the agreement, NAICC exercised the commutation provision in January 1994. The decision to exercise the commutation was made in 1993, at a time when the 5-year U.S. Treasury interest rate (upon which the commutation value of the agreement was dependent) had declined significantly. The decline in this interest rate had the effect of increasing the value of commutation over the amount previously recorded for such asset. It was not possible to have foreseen the level of interest rates which prompted the decision to commute the agreement and, therefore, the increased value of the commutation, in the amount of $1.7 million, was recognized in 1993. Additionally, interest income of $1,504,000 and $205,000 was recognized in 1993 and 1994, respectively, representing the accretion of interest income for the original expected term and under the inherent interest rate in the agreement.

  As of December 31, 1995, General Reinsurance Corporation ("GRC") and Munich American Reinsurance Company ("MARC") were the only reinsurers that comprised more than 10% of NAICC's reinsurance recoverable on paid and unpaid claims. At December 31, 1995, NAICC had reinsurance recoverables on paid and unpaid claims of $10 million from GRC and $9.8 million from MARC.

4) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

  The following chart summarizes the activity in NAICC's liability for unpaid losses and LAE during the three most recent fiscal years (dollars in thousands):

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                     --------------------------
                                                       1993     1994     1995
   Net unpaid losses and LAE at beginning of year... $104,825 $119,223 $128,625
                                                     -------- -------- --------
   Add:
   Provision for losses and LAE related to:
     Current year...................................   65,157   67,131   45,592
     Prior years....................................      743      384    3,123
                                                     -------- -------- --------
   Total incurred...................................   65,900   67,515   48,715
                                                     -------- -------- --------
   Less:
   Loss and LAE payments for claims related to:
     Current year...................................   11,852   15,849   14,464
     Prior years....................................   39,650   42,264   46,582
                                                     -------- -------- --------
   Total paid.......................................   51,502   58,113   61,046
                                                     -------- -------- --------
   Net unpaid losses and LAE at end of year.........  119,223  128,625  116,294
   Plus reinsurance recoverables on unpaid losses
    and LAE.........................................   18,256   17,705   21,112
                                                     -------- -------- --------
   Gross unpaid losses and LAE at end of year....... $137,479 $146,330 $137,406
                                                     ======== ======== ========

  The losses and LAE incurred in 1995 relating to prior years are primarily attributable to claims from business which is in run-off. Two claims comprise substantially all of the losses and LAE incurred related to

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

prior years: one being a claim for asbestosis exposure, which was settled in 1995 in the form of a policy buy back; the other, a construction defect claim in which a court decision was contrary to previously established case law.

  NAICC has claims relating to environmental cleanup against policies issued prior to 1980 which are currently in run-off. The principal exposure arises from direct excess and primary policies of business in run-off, the obligations of which were assumed by NAICC. These excess and primary claims are relatively few in number and have policy limits of between $50,000 and $1 million, with reinsurance generally above $50,000. NAICC also has environmental claims primarily associated with participation in excess of loss reinsurance contracts assumed by NAICC. These reinsurance contracts have relatively low limits, generally less than $25,000, and estimates of unpaid losses are based on information provided by the primary insurance company.

  The unpaid losses and LAE related to environmental cleanup are established based upon facts currently known and the current state of the law and coverage litigation. Liabilities are estimated for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific contract of insurance or reinsurance and management can reasonably estimate its liability. Liabilities for unknown claims and development of reported claims are included in NAICC's bulk unpaid losses. The liability for unknown or unreported claims is not estimated to be material based on historical reporting experience. The liability for the development of reported claims is based on estimates of the range of potential losses for reported claims in the aggregate as well as currently established case estimates and industry development factors for reported claims. Estimates of liabilities are reviewed and updated continually and exposure exists in excess of amounts which are currently recorded which could be material. However, management of NAICC does not expect that liabilities associated with these types of claims will result in a material adverse effect on future liquidity or financial position. Liabilities such as these are based upon estimates and there can be no assurance that the ultimate liability will not exceed such estimates. Additionally, significant uncertainty exists about the outcome of coverage litigation which can impact current estimates. As of December 31, 1995, NAICC's net unpaid losses and LAE relating to environmental claims were $4.1 million.

5) REGULATION, DIVIDEND RESTRICTIONS AND STATUTORY SURPLUS

  DHC's insurance subsidiaries are regulated by various states and prepare their financial statements in accordance with statutory accounting principles. NAICC prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the California Department of Insurance (the "Insurance Department"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (the "Association"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 1994 and 1995, DHC's operating insurance subsidiaries reported statutory capital and surplus of $39.7 million and $44.9 million, respectively. The combined statutory net income for DHC's operating insurance subsidiaries, as reported to the regulatory authorities for the years ended December 31, 1993, 1994 and 1995, was $2.8 million, $2.2 million and $4.8 million, respectively. The Insurance Department is currently conducting a routine examination of the statutory basis financial statements of NAICC, DNIC and DIC as of December 31, 1995 and has disclosed no findings to date.

  In December 1993, the Association adopted a model for determining the risk based capital ("RBC") requirements for property and casualty insurance companies. Under the RBC model, property and casualty insurance companies are required to report their RBC ratios based on their latest statutory annual statements as filed with the regulatory authorities. NAICC has calculated its RBC requirement under the Association's model, and has capital in excess of any regulatory action or reporting level.

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995


  Insurance companies are subject to insurance laws and regulations established by the states in which they transact business. The agencies established pursuant to these state laws have broad administrative and supervisory powers relating to the granting and revocation of licenses to transact insurance business, regulation of trade practices, establishment of guaranty associations, licensing of agents, approval of policy forms, premium rate filing requirements, reserve requirements, the form and content of required regulatory financial statements, periodic examinations of insurers' records, capital and surplus requirements and the maximum concentrations of certain classes of investments. Most states also have enacted legislation regulating insurance holding company systems, including with respect to acquisitions, extraordinary dividends, the terms of affiliate transactions and other related matters. DHC and its insurance subsidiaries have registered as a holding company system pursuant to such legislation in California and routinely report to other jurisdictions. The Association has formed committees and appointed advisory groups to study and formulate regulatory proposals on such diverse issues as the use of surplus debentures, accounting for reinsurance transactions and the adoption of RBC requirements. It is not possible to predict the impact of future state and federal regulation on the operations of the Company.

  Under the California Insurance Code, NAICC is prohibited from paying, other than from accumulated earned surplus, shareholder dividends which exceed the greater of net income or 10% of statutory surplus without prior approval of the Insurance Department. As a result of NAICC's negative unassigned surplus, NAICC is not permitted to pay dividends in 1996 without prior regulatory approval.

  DHC's trust subsidiary, Danielson Trust, is regulated by the California Banking Department (the "Banking Department"). Danielson Trust is required by state banking law to report its financial position to the Banking Department on a quarterly basis, and to maintain compliance with regulatory capital requirements. State banking law, and through March 1995 the terms of the Department's approval of DHC's acquisition of Danielson Trust, restrict the amount of dividends that Danielson Trust may transfer to DHC without prior regulatory approval. The Banking Department performs an examination, in each 24-month period, of the trust company's financial statements for the most recently completed fiscal year. The most recent such State examination of Danielson Trust was performed as of September 30, 1994. The examination had no effect on the financial position of Danielson Trust.

6) INVESTMENTS

  In compliance with state insurance and banking laws and regulations, securities with a fair value of approximately $94.6 million and $119.6 million at December 31, 1994 and 1995, respectively, were on deposit with various states or governmental regulatory authorities. In addition, at December 31, 1994 and 1995, respectively, investments with a fair value of $5.4 million and $4.7 million were held in trust or as collateral under the terms of certain reinsurance treaties and letters of credit; short term investments of $133,000 in each of the years ended December 31, 1994 and 1995 are pledged to regulatory authorities and are restricted as to use.

  Net realized investment gains (losses) in 1993, 1994 and 1995 were as follows (dollars in thousands):

                                                                 FOR THE YEARS
                                                                 ENDED DECEMBER
                                                                      31,
                                                                 ---------------
                                                                 1993  1994 1995
     Fixed maturities........................................... $473  $20  $130
     Equity securities..........................................  --     4   --
     Other investments..........................................  --    --    78
     Other......................................................  (11)  --   --
                                                                 ----  ---  ----
       Net realized gain........................................ $462  $24  $208
                                                                 ====  ===  ====

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

  Gross realized gains relating to fixed maturities were $473,000, $36,000 and $217,000 for the years ended December 31, 1993, 1994 and 1995, respectively. There were no gross realized losses relating to fixed maturities for the year ended December 31, 1993. Gross realized losses relating to fixed maturities were $16,000 and $87,000 for the years ended December 31, 1994 and 1995, respectively. There were neither gross realized gains nor gross realized losses relating to equity securities for the years ended December 31, 1993 and 1995. Gross realized gains relating to equity securities were $4,000 for the year ended December 31, 1994. There were neither gross realized gains nor gross realized losses relating to other investments for the years ended December 31, 1993 and 1994. Gross realized gains relating to other investments were $78,000 for the year ended December 31, 1995.

  Net investment income for the past three years was as follows (dollars in thousands):

                                                          FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                        -----------------------
                                                         1993    1994    1995
     Fixed maturities.................................. $ 9,862 $11,616 $12,442
     Equity securities.................................     --      --      --
     Short term investments............................     362     216     219
     Other, net........................................   3,164     247     899
                                                        ------- ------- -------
       Total investment income.........................  13,388  12,079  13,560
     Less: Investment expense..........................      86     226     399
                                                        ------- ------- -------
       Net investment income........................... $13,302 $11,853 $13,161
                                                        ======= ======= =======

  There were no investments with a carrying value greater than 10% of stockholders' equity as of December 31, 1994 or 1995.

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

  The amortized cost, unrealized gains, unrealized losses and fair value at December 31, 1994 and 1995, respectively, for available-for-sale and held-to-maturity securities, categorized by type of security, were as follows (dollars in thousands):

                                                 DECEMBER 31, 1994
                                      ----------------------------------------
                                       COST OR
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST       GAIN       LOSS     VALUE
   Investments classified as avail-
    able-for-sale:
   Fixed maturities:
     U.S. Government/Agency.......... $ 22,300    $    1    $   321   $ 21,980
     Corporate.......................   10,720       --         250     10,470
                                      --------    ------    -------   --------
       Total fixed maturities........   33,020         1        571     32,450
   Equity securities.................      256       292        --         548
                                      --------    ------    -------   --------
   Total available-for-sale.......... $ 33,276    $  293    $   571   $ 32,998
                                      ========    ======    =======   ========
   Fixed maturities classified as
    held-to-maturity:
     U.S. Government/Agency.......... $ 33,864    $   76    $   885   $ 33,055
     Mortgage-backed.................   64,558         2      6,556     58,004
     Corporate.......................   46,909       158      3,283     43,784
                                      --------    ------    -------   --------
   Total held-to-maturity............ $145,331    $  236    $10,724   $134,843
                                      ========    ======    =======   ========
                                                 DECEMBER 31, 1995
                                      ----------------------------------------
                                       COST OR
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST       GAIN       LOSS     VALUE
   Investments classified as avail-
    able-for-sale:
   Fixed maturities:
     U.S. Government/Agency.......... $ 54,865    $1,854    $     4   $ 56,715
     Mortgage-backed.................   62,342     1,536        272     63,606
     Corporate.......................   50,566     1,729         21     52,274
                                      --------    ------    -------   --------
       Total fixed maturities........  167,773     5,119        297    172,595
   Equity securities.................      256       373        --         629
                                      --------    ------    -------   --------
   Total available-for-sale.......... $168,029    $5,492    $   297   $173,224
                                      ========    ======    =======   ========

  Fixed maturities of the Company include mortgage-backed securities ("MBS") representing 34.7% and 36.9% of the Company's total fixed maturities at December 31, 1994 and 1995, respectively. All MBS held by the Company are issued by the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), both of which are rated "Aaa" by Moody's Investors Services. MBS and callable bonds, in contrast to other bonds, are more sensitive to market value declines in a rising interest rate environment than to market value increases in a declining interest rate environment. This is primarily because of payors' increased incentive and ability to prepay principal and issuers' increased incentive to call bonds in a declining interest rate environment. NAICC's management does not believe that the inherent prepayment risk in its portfolio is significant. However, management of NAICC believes that the potential impact of the interest rate risk on the Company's Consolidated Financial Statements could be significant because of the greater sensitivity of the MBS portfolio to market value declines and the classification of the entire portfolio as available-for-sale. The Company has no MBS concentrations in any geographic region.

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995


  In November 1995, the Financial Accounting Standards Board Emerging Issues Task Force issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the "Special Report") permitting companies to effect a one-time reclassification of all securities held at that time. At December 1, 1995, the Company reclassified all held-to-maturity securities to the available-for-sale security category. The amortized cost of the fixed maturities that were transferred was $139.9 million. Upon the adoption of the Special Report, unrealized gains of $2.9 million were reported as a component of stockholders' equity with no effect on the Company's earnings. The purpose of the Company's reclassification was to provide it with increased flexibility both to respond to changes in market conditions which could affect asset and liability matching and cash flow and to effect changes in investment policy guidelines in response to changes in business conditions. Pursuant to the Special Report, the reclassifications from the held-to-maturity category in connection with the one-time reassessment do not affect the Company's intent to hold other debt securities to maturity in the future.

  The following reflects the change in net unrealized gain (loss) on available-for-sale securities included as a separate component of stockholders' equity (dollars in thousands):

                                                            FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                            --------------------
                                                            1993  1994     1995
     Fixed maturities...................................... $457 $(1,027) $5,392
     Equity securities.....................................  383    (106)     81
                                                            ---- -------  ------
         Total............................................. $840 $(1,133) $5,473
                                                            ==== =======  ======

  The expected maturities of fixed maturities and equity securities, by amortized cost and fair value, at December 31, 1995, are shown below. Expected maturities may differ from contractual maturities due to borrowers' having the right to call or prepay their obligations with or without call or prepayment penalties. Expected maturities of mortgage-backed securities are estimated based upon the remaining principal balance, the projected cash flows and the anticipated prepayment rates of each security (dollars in thousands):

                                                             AMORTIZED   FAIR
     MATURITY                                                  COST     VALUE
     Available-for-sale:
       One year or less..................................... $ 28,177  $ 28,386
       Over one year to five years..........................   72,763    76,417
       Over five years to ten years.........................   65,844    66,725
       More than ten years..................................      989     1,067
                                                             --------  --------
         Total fixed maturities............................. $167,773  $172,595
                                                             ========  ========

7) STOCKHOLDERS' EQUITY

  DHC is authorized to issue 20,000,000 shares of common stock, par value $0.10 per share ("Common Stock"), and 10,000,000 shares of preferred stock, par value $0.10 per share. As of December 31, 1995, there were 15,370,894 shares of Common Stock issued and 15,360,255 such shares outstanding (after giving effect to the issuance of 257,910 shares of Common Stock in connection with the exercise of stock options on December 29, 1994), and no shares of preferred stock issued and outstanding; the remaining 10,639 shares issued but not outstanding are held as treasury stock. For additional information about the Company's Stock Option Plans, including options granted in January 1996, see Note 10 "EMPLOYEE BENEFITS AND STOCK OPTION PLANS." In connection with efforts to preserve the Company's net operating tax loss carryforwards,

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

DHC has imposed restrictions on the ability of holders of 5% or more of DHC Common Stock to transfer the Common Stock owned by them and to acquire additional Common Stock, as well as the ability of others to become 5% stockholders as a result of transfers of Common Stock. See Note 8 "INCOME TAXES."

  In March 1994, DHC commenced an odd-lot tender offer (the "Odd-Lot Tender Offer") for shares of its Common Stock owned beneficially or of record by holders of fewer than 100 shares on the record date, March 25, 1994. The Odd-Lot Tender Offer, which originally was scheduled to expire on April 29, 1994, was extended twice, and expired on June 10, 1994. A total of 7,885 shares of Common Stock were tendered to, and acquired by, DHC in connection with the Odd-Lot Tender Offer. Under the terms of the Odd-Lot Tender Offer, the purchase price paid by DHC was $7.00 per odd-lot share, for an aggregate purchase price of $55,195. The reacquired shares are retained by DHC as treasury stock.

8) INCOME TAXES

  DHC files a Federal consolidated income tax return with its subsidiaries, including certain subsidiaries that were the grantors of certain trusts that assumed various liabilities of certain present and former subsidiaries of DHC.

  As of December 31, 1995, the Company has a consolidated net operating loss carryforward of approximately $1.4 billion for Federal income tax purposes. This number is based upon actual Federal consolidated income tax filings for the periods through December 31, 1994 and an estimate of the 1995 taxable loss. The net operating loss carryforward will expire in various amounts, if not used, between 1998 and 2010. The Internal Revenue Service ("IRS") may attempt to challenge the amount of this net operating loss in the event of a future tax audit. Management believes, based in part upon the views of its tax advisors, that its net operating loss calculations are reasonable and that it is reasonable to conclude that the Company's net operating losses of in excess of $1 billion would be available for use by the Company. These tax loss attributes are currently fully reserved, for valuation purposes, on the Company's financial statements. The Company considers all relevant factors impacting its business operations (such as the size of NAICC and Danielson Trust, the operating results of NAICC and Danielson Trust and the competitive environment in which NAICC and Danielson Trust operate) in order to determine whether the operations are more likely than not to utilize the NOLs. The amount of the deferred tax asset considered realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased. See Note 7 "STOCKHOLDERS' EQUITY" for a description of certain restrictions on the transfer of Common Stock.

  At December 31, 1995, KCP reflected net operating tax loss carryforwards of $31 million for Federal income tax purposes, distinct from the consolidated net operating tax loss carryforwards of DHC. KCP's carryforwards arise from its filing, prior to 1992, of a consolidated Federal income tax return separately from DHC. The net operating tax loss carryforwards of KCP will expire, if not used, between 2002 and 2005.

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

  The Company's net operating tax loss carryforwards (including carryforwards attributable to KCP) will expire, if not used, in the following amounts in the following years (dollars in thousands):

                                                                   AMOUNT OF
               YEAR ENDING                                        CARRYFORWARD
               DECEMBER 31,                                         EXPIRING
                   1998                                            $   32,804
                   1999                                               203,869
                   2000                                               249,488
                   2001                                               155,768
                   2002                                               169,767
                   2003                                               196,476
                   2004                                                75,933
                   2005                                                99,961
                   2006                                               129,755
                   2007                                                44,873
                   2008                                                 4,626
                   2009                                                10,938
                   2010                                                 6,107
                                                                   ----------
                                                                   $1,380,365
                                                                   ==========

  The Company has made provisions for certain state and local taxes. Tax filings for these jurisdictions do not consolidate the activity of the trusts referred to above, and reflect preparation on a separate company basis.

  Tax expense consists of the following amounts (dollars in thousands):

                                                                  1993 1994 1995
     Federal income tax.......................................... $--  $--  $--
     State and local.............................................   75  103  120
                                                                  ---- ---- ----
         Total................................................... $ 75 $103 $120
                                                                  ==== ==== ====

  The following reflects a reconciliation of Federal income tax expense computed by applying the applicable Federal income tax rate of 34% for 1993, 1994 and 1995, as compared to the provision for Federal income taxes (dollars in thousands):

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                     -------------------------
                                                      1993     1994     1995
     Computed "expected" tax expense................ $   959  $ 1,104  $   828
     Change in valuation allowance..................   2,951      904    1,819
     Increase in net operating losses from grantor
      trusts........................................  (3,973)  (2,104)  (2,891)
     State and local tax expense....................      75      103      120
     Amortization of goodwill.......................      59       46      303
     Other, net.....................................       4       50      (59)
                                                     -------  -------  -------
     Total income tax expense....................... $    75  $   103  $   120
                                                     =======  =======  =======

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

  The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1994 and 1995, respectively, are presented as follows (dollars in thousands):

                                             DECEMBER 31, 1994 DECEMBER 31, 1995
   Deferred tax assets
     Loss reserve discounting..............      $   9,558             8,820
     Unearned premiums.....................            790               431
     Net operating loss carryforwards......        466,077           469,324
     Allowance for doubtful accounts.......            481               330
     Policyholder dividends................          2,135             1,586
     Other.................................             17                (8)
                                                 ---------         ---------
     Total gross deferred tax asset........        479,058           480,483
     Less: Valuation allowance.............       (478,309)         (478,362)
                                                 ---------         ---------
     Total deferred tax asset..............      $     749         $   2,121
                                                 ---------         ---------
   Deferred tax liabilities
     Deferred acquisition costs............            749               355
     Unrealized gains on available-for-sale
      securities...........................            --              1,766
                                                 ---------         ---------
     Total deferred tax liabilities........            749             2,121
                                                 ---------         ---------
     Net deferred tax asset................      $     --          $     --
                                                 =========         =========

9) BANK LOAN

  During the first quarter of 1994, KCP paid down the outstanding balance of an unsecured Term Credit Agreement ("Bank Loan") having a principal amount of $4 million and having an interest rate of the higher of the prime rate plus 2.5% or the Federal Funds Rate plus 1.5%. The Bank Loan was entered into in connection with the acquisition by DHC as of December 31, 1991 of the remaining shares of KCP that it did not already own. The fair value of the Bank Loan was considered to be its carrying value due to the variable nature of the interest rate. Total interest expense paid in cash on the Bank Loan was $201,000 and $14,000 in 1993 and 1994, respectively.

10) EMPLOYEE BENEFIT AND STOCK OPTION PLANS

 1990 Stock Option Plan

  The 1990 Stock Option Plan (the "1990 Plan") of DHC is a non-qualified stock option plan which is intended to attract, retain and provide incentives to key employees of DHC by offering them an opportunity to acquire or increase a proprietary interest in DHC. Options under the 1990 Plan may be granted to existing officers or employees of DHC for, in the aggregate, the purchase of up to 1,260,000 shares of Common Stock (all subject to adjustment in connection with events affecting the capitalization of DHC). No options were granted under the 1990 Plan during 1990. On March 13, 1991, options to purchase 210,000 shares were granted to each of Messrs. Whitman, Heffernan and Rhein, all of whom are Directors and officers of DHC. The exercise price for all options granted on March 13, 1991 is $3.00 per share, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the 30 days prior to the date of grant. The options expire ten years after the date of grant and became exercisable in equal annual installments commencing on the first anniversary thereof and on each of the next two anniversaries thereafter. An additional 630,000 options were granted outside the 1990 Plan as of that date to Junkyard Partners, L.P. ("Junkyard Partners"), upon the same terms as those granted

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

on that date under the 1990 Plan. After giving effect to the options granted outside the 1990 Plan to Junkyard Partners (and excluding options granted to non-employee Directors, described below), DHC has issued options to purchase 1,260,000 shares of Common Stock, the total number of options which may be granted under the 1990 Plan. In order to prevent additional dilution, the Compensation Committee of the Board of Directors of DHC (the "Committee"), on September 16, 1991, resolved that it intends to refrain from granting any additional options under the 1990 Plan in excess of the 630,000 options currently outstanding under the 1990 Plan. During 1994, Junkyard Partners transferred 257,910 of its 630,000 options to one of its limited partners. On December 29, 1994, DHC issued 257,910 restricted shares of Common Stock upon the exercise of such transferred options. In connection therewith, DHC received a total exercise price of $773,730. Effective May 19, 1995, DHC purchased 69,453 of the remaining 372,090 options to purchase Common Stock owned by Junkyard Partners. The options were exercisable at the time of such purchase and otherwise would have expired on March 13, 2001. The aggregate purchase price paid by DHC for the options was approximately $286,500, which was equal to the difference between the closing price of Common Stock on May 19, 1995 ($7.125 per share) the effective date of such purchase, and the exercise price of such options ($3.00 per share), or $4.125 per share. As of December 31, 1995, Junkyard Partners continued to own 302,637 options to purchase shares of Common Stock, and Messrs. Whitman, Heffernan and Rhein continued to own their options, all of which are currently exercisable.

  DHC also was authorized by the terms of its Plan of Reorganization to grant to non-employee Directors of DHC, outside the 1990 Plan, options to purchase 140,000 shares of Common Stock (subject to adjustment in events affecting the capitalization of DHC). On September 16, 1991, DHC granted to each of Mr. Porrino and Dr. Ryan, both of whom are unaffiliated Directors of DHC, options to purchase 46,667 shares of Common Stock and granted to Mr. Isenberg, also an unaffiliated Director of DHC, options to purchase 46,666 shares of Common Stock. The exercise price of all such options is $3.63, the arithmetic average of the closing prices of the Common Stock on the American Stock Exchange for the 30 days prior to the date of grant. These options expire ten years after the date of grant and become exercisable in three equal annual installments commencing on the first anniversary of the date of grant and on each of the next two anniversaries thereafter. As of December 31, 1995, all of the options granted outside the 1990 Plan, all of which are currently exercisable, remained unexercised.

 1995 Stock and Incentive Plan

  The 1995 Stock and Incentive Plan (the "1995 Plan") is a qualified plan which provides for the grant of any or all of the following types of awards: stock options, including incentive stock options and non-qualified stock options; stock appreciation rights, whether in tandem with stock options or freestanding; restricted stock; incentive awards; and performance awards. The purpose of the 1995 Plan is to enable DHC to provide incentives to increase the personal financial identification of key personnel with the long term growth of the Company and the interests of DHC's stockholders through the ownership and performance of DHC's Common Stock, to enhance the Company's ability to retain key personnel, and to attract outstanding prospective employees and Directors. The 1995 Plan became effective as of March 21, 1995. No incentive stock options may be granted under the 1995 Plan after March 21, 2005. The 1995 Plan will remain in effect until all awards have been satisfied or expired. The 1995 Plan is administered by the Committee. The aggregate number of shares of Common Stock which may be issued under the 1995 Plan, or as to which stock appreciation rights or other awards may be granted, may not exceed 1,700,000, of which a maximum of 1,500,000 shares may relate to awards to eligible individuals (including employee Directors) and a maximum of 200,000 shares may relate to awards to non-employee Directors (all subject to adjustment in the event of stock dividends, stock splits, reorganizations, mergers and other events affecting the capitalization of DHC, and subject to acceleration in the event of changes in control or ownership of DHC). The maximum number of shares of Common Stock that may be subject to options, stock appreciation rights, restricted stock awards, performance awards or incentive awards

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

granted under the 1995 Plan to any one individual during any calendar year cannot exceed 125,000 shares in any calendar year (subject to adjustment in the event of stock dividends, stock splits and certain other events). On April 25, 1995, options to purchase 40,000 shares automatically were granted under the 1995 Plan to Mr. Sellers upon his election as a Director of DHC. The exercise price for such options is $7.00 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of grant). The options expire ten years after the date of grant and become exercisable in three equal annual installments commencing on the first anniversary thereof and on each of the next two anniversaries thereafter. None of the options granted to Mr. Sellers is currently exercisable; however, 13,333 such options will become exercisable on April 25, 1996. On January 15, 1996, options to purchase an aggregate of 158,900 shares of Common Stock were granted under the 1995 Plan to certain officers and employees of the Company. Among the recipients of such options were Ms. Cosenza and Ms. Levey, who are officers of DHC, who were granted options to acquire 3,000 shares and 15,000 shares respectively, and Mr. Story, who is a member of DHC's Board of Directors, who received a grant of options to acquire 80,000 shares. The exercise price for all of such options is $6.6875 per share (the mean of the high and low prices of the Common Stock on the American Stock Exchange on the date of the grant). The options expire ten years after the date of grant. None of the options is currently exercisable. The options become exercisable at various times, depending upon the holder of the options. Continued employment with the Company is a condition to all of the January 1996 options.

 Employee Benefit Plans

  KCP maintains an Employee Stock Ownership Plan ("ESOP") of KCP and Subsidiaries covering all of its employees. Effective April 1, 1993, Danielson Trust became a participating employer, and its employees were admitted as additional participants in the ESOP. The ESOP originally acquired common stock of KCP in February 1990, financed by a loan from KCP in the principal amount of $998,000 bearing interest at an annual rate of 10%. Shares of DHC Common Stock were substituted for the KCP stock held by the ESOP as of December 31, 1991. At December 31, 1995, the principal balance due from the ESOP under such loan was $323,000. The loan, which is guaranteed by KCP, is collateralized by the Common Stock held by the ESOP. As the debt is repaid, shares are released from collateral and allocated to employees. All of the shares of Common Stock held by the ESOP are deemed to be outstanding for earnings per share computations. KCP has elected to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of its matching contribution to the KCP and Subsidiaries Salary Deferred Plan and Trust ("401(k) Plan"). Prior to July 1, 1995, the participating employers contributed 50% of the first 6% of employee-contributed compensation to the 401(k) Plan; effective July 1, 1995, Danielson Trust reduced its maximum contribution to the 401(k) Plan to 50% of the first 4% of employee-contributed compensation. The shares of Common Stock owned by the ESOP as of December 31, 1994 and 1995, respectively, were as follows:

                                                                  1994    1995
     Allocated shares...........................................  83,948  94,714
     Unreleased shares..........................................  59,309  40,049
                                                                 ------- -------
         Total.................................................. 143,257 134,763
                                                                 ======= =======

  KCP maintains a non-contributory defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Effective April 1, 1993, Danielson Trust was admitted as an additional employer participant in the Pension Plan. Effective May 15, 1995 (the "Curtailment Date"), Danielson Trust froze its participation in the Pension Plan, which is deemed to constitute a curtailment event under Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Plans." The plan curtailment resulted in a loss to the Company of $78,678. Danielson Trust

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

continues to be obligated to make pension plan contributions in respect of interest on account balances in the Pension Plan as of the Curtailment Date; however, it will not make any other contributions to, nor will any additional employees of Danielson Trust be admitted as participants in, the Pension Plan after the Curtailment Date. Benefits under the Pension Plan are based on an employee's years of service and average final compensation. The funding policy of the Pension Plan provides for the participating employers to contribute the minimum pension costs equivalent to the amount required under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. Vested benefits under the Pension Plan are fully funded. Any liability associated with the Pension Plan is reflected in the Company's Consolidated Financial Statements.

  The following table sets forth the Pension Plan's funded status at December 31, 1994 and 1995, valued at January 1, 1995 and 1996, respectively (dollars in thousands):

                                                                1994    1995
   Actuarial present value of benefit obligations:
     Accumulated benefits obligation, including vested bene-
      fits of $963 for 1994 and $1,529 for 1995............... $1,070  $ 1,904
                                                               ======  =======
   Projected benefit obligation............................... $1,312  $ 2,478
   Plan assets at fair value, primarily U.S. Government and
    government agency obligations.............................  1,105    1,293
                                                               ------  -------
     Projected benefit obligation in excess of plan assets....   (207)  (1,185)
   Unrecognized net (gain) loss...............................    (55)     807
   Unrecognized prior service cost............................    273       83
   Adjustment required to recognize minimum liability.........    --      (316)
                                                               ------  -------
     (Accrued) prepaid pension cost........................... $   11  $  (611)
                                                               ======  =======

  Net pension costs for the years ended December 31, 1993, 1994 and 1995 include the following components:

                                                              FOR THE YEARS
                                                             ENDED DECEMBER
                                                                   31,
                                                            -------------------
                                                            1993   1994   1995
   Service cost............................................ $ 219  $ 286  $ 243
   Interest cost...........................................    67    100    156
   Actual (return) loss on plan assets.....................  (100)   130   (201)
   Net amortization and deferral...........................    35   (199)   131
                                                            -----  -----  -----
     Net pension cost...................................... $ 221  $ 317  $ 329
                                                            =====  =====  =====

  The Pension Plan's assets consist of U.S. Government obligations, registered equity mutual funds and insured certificates of deposit. The average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.25% and 7.25% for 1994 and 1995, respectively. The projected long term rate of return on assets was 7% for each of 1994 and 1995. The average rate of compensation increase used in determining the actuarial present value of the projected benefit obligation was 3% for 1994 and 4.5% for 1995.

  KCP maintains the 401(k) Plan in which all employees of KCP and, since April 1, 1993, Danielson Trust, are eligible to participate. Under the 401(k) Plan, employees may elect to contribute up to 12% of their eligible compensation to a maximum dollar amount allowed by the IRS. As noted above, prior to July 1, 1995, the

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

participating employers contributed 50% of the first 6% of employee-contributed compensation; however, effective July 1, 1995, Danielson Trust reduced its maximum contribution to 50% of the first 4% of Danielson Trust employee-contributed compensation. The participating employers have opted to include the value of the Common Stock allocated annually to participants under the ESOP in the calculation of their matching contribution. In 1993, 1994 and 1995, the employers' matching obligation to the 401(k) Plan was satisfied through ESOP shares, cash and forfeitures totaling $157,000, $156,000 and $211,000, respectively, in value.

11) LEASES

  DHC and its subsidiaries and affiliates have entered into various non-cancelable operating lease arrangements for office space and data processing equipment. The terms of the operating leases vary from three to ten years and generally contain renewal options and escalation clauses based on increases in operating expenses and other factors. Rent expense under operating leases was $1.6 million for each of the years ended 1993 and 1994 and $1.5 million for the year ended December 31, 1995.

  At December 31, 1995, future net minimum operating lease rental payment commitments were as follows (dollars in thousands):

                                                         MINIMUM OPERATING LEASE
     YEAR ENDING DECEMBER 31,                                RENTAL PAYMENTS
        1996............................................         $1,870
        1997............................................          1,837
        1998............................................          1,098
        1999............................................            813
        2000 and thereafter.............................          1,258
                                                                 ------
          Total commitments.............................         $6,876
                                                                 ======

12) COMMITMENTS AND CONTINGENCIES

  NAICC is involved in litigation relating to losses arising from insurance contracts in the normal course of business which are provided for under "unpaid losses and loss adjustment expenses." NAICC also is involved in other litigation pertaining to general corporate matters and claims settlement practices. Danielson Trust is involved in litigation in the normal course of business. DHC is not involved in any material litigation. While litigation is by nature uncertain, management, based in part on advice from counsel, believes that the ultimate outcome of these actions will not have a material adverse effect on the consolidated financial condition of DHC.

13) DISTRIBUTIONS RECEIVED BY THE COMPANY

  On December 21, 1994, DHC received a partial distribution in the amount of $750,000 from an unaffiliated trust that owns certain assets and liabilities of a former subsidiary of DHC. The partial distribution is recorded as an extraordinary item in the Company's 1994 Consolidated Statements of Operations. DHC has been advised that the trust is anticipated to be terminated in the near future. DHC does not anticipate that any amount it may receive upon termination of the trust will be material.

  On December 30, 1993, following approval of the California Superior Court, MAIC received a distribution of approximately $268,000 upon termination of an unaffiliated trust formerly administered by the California Insurance Commissioner as trustee. Such trust had assumed the liabilities and substantially all of the assets of MAIC and a former subsidiary of DHC. Under the terms of the trust agreement, the trust was required to

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

distribute to MAIC all amounts which remained in the trust after satisfying or otherwise resolving all claims against MAIC and such former subsidiary. The distribution was recorded as an extraordinary item in the Company's 1993 Consolidated Statements of Operations. MAIC distributed such funds to DHC following approval of the California Insurance Department (the "Insurance Department"). The termination of the trust had the effect of finalizing a Superior Court-approved interim distribution by such former trust to MAIC in 1992 of approximately $6.2 million, the proceeds of which also were distributed to DHC upon approval of the Insurance Department, as well as releasing all indemnities and pledges running from MAIC to the trust, including a pledge of 3,526,140 shares of KCP common stock owned by MAIC.

  Also during 1993, MAIC received proceeds of $220,000 from the liquidation of the estate of a former Texas subsidiary of DHC. The distribution was accounted for as an extraordinary item in the Company's 1993 Consolidated Statements of Operations.

14) BUSINESS SEGMENTS

  The Company operates in two industry segments: Insurance Services and Trust and Fiduciary Services. The operations of DHC's primary insurance subsidiary, NAICC, are in property and casualty insurance. NAICC writes workers' compensation and non-standard automobile insurance in the western United States, primarily California. NAICC writes approximately 87% of its insurance in California. Personal automobile direct written premiums of $8.4 million, $20 million and $28.8 million and net earned premiums of $2.4 million, $10.3 million and $15.2 million for the years ended December 31, 1993, 1994 and 1995, respectively, were produced through one general agent of NAICC. The operations of DHC's trust subsidiary, Danielson Trust, consist of providing private trust, retirement and custodial services, primarily in Southern California. The accounts and operations of Danielson Trust as of and subsequent to March 26, 1993, when DHC acquired all of the common stock of Danielson Trust, are reflected in the Company's Consolidated Financial Statements. The Company's Corporate operations consist of corporate staff and treasury functions.

  Total revenue by industry segment includes revenues from unaffiliated customers as reported in the Company's consolidated income statement. Revenue earned at the Corporate level is primarily dependent upon the rate of return achieved on its investment portfolio.

  Capital expenditures at the Corporate level include both the purchase price of $4.6 million paid by DHC in March 1993 in its acquisition of the Danielson Trust stock, including legal fees and other related acquisition expenses, and the February 1994 acquisition by Danielson Trust of the assets of the WTS division of Grossmont Bank for a purchase price of $2.5 million.

  Identifiable assets are those assets, by industry, that are used in the Company's operations in such industry. Corporate assets are composed principally of cash and marketable securities.

  Intersegment sales are not material to any of the Company's business segments.

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                       DECEMBER 31, 1993, 1994 AND 1995

  Summarized financial data for each of the Company's business segments is set forth below:

                                                     FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                  ---------------------------
                                                    1993      1994     1995
                                                     (DOLLARS IN THOUSANDS)
REVENUES
Insurance Operations............................. $ 99,416  $105,098  $74,759
Trust Operations.................................    2,384     4,795    4,623
Corporate........................................      597       447      699
                                                  --------  --------  -------
    Total........................................ $102,397  $110,340  $80,081
                                                  ========  ========  =======
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES AND
 EXTRAORDINARY ITEMS
Insurance Operations............................. $  4,528  $  5,978  $ 6,090
Trust Operations.................................      (68)     (611)  (2,033)
Corporate........................................   (1,639)   (2,119)  (1,621)
                                                  --------  --------  -------
    Total........................................ $  2,821  $  3,248  $ 2,436
                                                  ========  ========  =======
CAPITAL EXPENDITURES
Insurance Operations............................. $    424  $    540  $   298
Trust Operations.................................      178       367       79
Corporate........................................    4,646     2,505       39
                                                  --------  --------  -------
    Total........................................ $  5,248  $  3,412  $   416
                                                  ========  ========  =======
DEPRECIATION AND AMORTIZATION OF NON-INVESTMENT
 ASSETS
Insurance Operations............................. $  1,113  $  1,133  $ 1,133
Trust Operations.................................       48       201    1,083
Corporate........................................       37        41       43
                                                  --------  --------  -------
    Total........................................ $  1,198  $  1,375  $ 2,259
                                                  ========  ========  =======

                                                                AS OF DECEMBER
                                                                      31,
                                                               -----------------
                                                                 1994     1995
                                                             (DOLLARS IN THOUSANDS)
ASSETS
Insurance Operations.......................................... $219,839 $211,427
Trust Operations..............................................    7,541    5,438
Corporate.....................................................   13,149   11,059
                                                               -------- --------
    Total..................................................... $240,529 $227,924
                                                               ======== ========

15) SUBSEQUENT EVENT

  On February 26, 1996, DHC entered into a merger agreement pursuant to which DHC will acquire all of the outstanding stock of Midland Financial Group, Inc. ("Midland") in a merger transaction. The purchase price will be 1.6 times the 1995 year end book value of Midland. As part of the transaction, DHC will make a $30 million capital contribution to Midland at the closing. The consideration to be received by the Midland shareholders will be paid 50% in cash, 40% in DHC non-convertible preferred stock having a market dividend rate, and 10% in Common Stock to be valued based upon a trading average prior to the closing date. DHC

                         DANIELSON HOLDING CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                       DECEMBER 31, 1993, 1994 AND 1995

expects to finance the cash portion of the purchase price and the $30 million capital contribution with the net proceeds of an underwritten public offering of Common Stock to raise approximately $80 million, which is expected to close concurrently with the acquisition. The DHC public offering will be made as soon as possible and currently is anticipated to occur during the second quarter of 1996.

  Midland is engaged primarily in non-standard automobile insurance and related activities in 16 states located primarily in the southern and western United States.

  The closing of the transaction is subject to various conditions, including approvals by the stockholders of both companies, the receipt of regulatory approvals, and financing. No assurance can be given that the conditions to the transaction can be satisfied or that the transaction will be completed.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                        DECEMBER 31,  MARCH 31,
                                                            1995        1996
                                                                     (UNAUDITED)
ASSETS:
Fixed maturities, available-for-sale at fair value
 (Cost: $167,773 and $162,623)........................    $172,595    $162,916
Equity securities, at fair value (Cost: $256 and
 $256)................................................         629         602
Short term investments, at cost which approximates
 fair value...........................................       8,570       5,052
                                                          --------    --------
  TOTAL INVESTMENTS...................................     181,794     168,570
Cash..................................................         605         294
Accrued investment income.............................       2,718       2,140
Premiums and fees receivable, net of allowances of
 $157 and $184........................................       8,826       7,295
Reinsurance recoverable on paid losses, net of allow-
 ances of $388 and $388...............................       1,828       2,977
Reinsurance recoverable on unpaid losses, net of al-
 lowances of $425 and $425............................      21,112      18,098
Prepaid reinsurance premiums..........................       2,226       2,414
Property and equipment, net of accumulated deprecia-
 tion of $6,849 and $6,871............................       4,159       3,850
Deferred acquisition costs............................       1,045       1,031
Excess of cost over net assets acquired...............       2,657       2,613
Other assets..........................................         954       1,107
                                                          --------    --------
  TOTAL ASSETS........................................    $227,924    $210,389
                                                          ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Unpaid losses and loss adjustment expenses............    $137,406    $124,258
Unearned premiums.....................................       8,563       8,772
Policyholder dividends................................       4,664       4,665
Reinsurance premiums payable..........................       1,707       1,832
Funds withheld on ceded reinsurance...................       1,534       1,492
Other liabilities.....................................       4,229       3,548
                                                          --------    --------
  TOTAL LIABILITIES...................................     158,103     144,567
Preferred stock ($0.10 par value; authorized
 10,000,000 shares; none issued and outstanding)......         --          --
Common stock ($0.10 par value; authorized 20,000,000
 shares; issued 15,370,894 shares; outstanding
 15,360,255 shares)...................................       1,537       1,537
Additional paid-in capital............................      46,131      46,131
Net unrealized gain on available-for-sale securities..       5,195         639
Retained earnings.....................................      17,024      17,581
Treasury stock (Cost of 10,639 shares)................         (66)        (66)
                                                          --------    --------
  TOTAL STOCKHOLDERS' EQUITY..........................      69,821      65,822
                                                          --------    --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........    $227,924    $210,389
                                                          ========    ========

          See accompanying Notes to Consolidated Financial Statements.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
                                  (UNAUDITED)

                                                               FOR THE THREE
                                                               MONTHS ENDED
                                                                 MARCH 31,
                                                              ----------------
                                                               1995     1996
REVENUES:
  Gross premiums earned...................................... $22,391  $12,901
  Ceded premiums earned......................................  (3,859)  (3,933)
                                                              -------  -------
  Net premiums earned........................................  18,532    8,968
  Trust fee income...........................................   1,076    1,085
  Net investment income......................................   3,093    2,839
  Other income...............................................     294      333
                                                              -------  -------
    TOTAL REVENUES...........................................  22,995   13,225
                                                              -------  -------
LOSSES AND EXPENSES:
  Gross losses and loss adjustment expenses..................  16,895    8,586
  Ceded losses and loss adjustment expenses..................  (2,450)  (1,915)
                                                              -------  -------
  Net losses and loss adjustment expenses....................  14,445    6,671
  Policyholder dividends.....................................     137       44
  Policy acquisition expenses................................   3,930    2,539
  General and administrative expenses........................   3,832    3,401
                                                              -------  -------
    TOTAL LOSSES AND EXPENSES................................  22,344   12,655
                                                              -------  -------
Income before provision for income taxes.....................     651      570
Income tax provision.........................................      38       13
                                                              -------  -------
NET INCOME................................................... $   613  $   557
                                                              =======  =======
EARNINGS PER SHARE OF COMMON STOCK AND COMMON EQUIVALENT
 SHARE....................................................... $   .04  $   .03
                                                              =======  =======


          See accompanying Notes to Consolidated Financial Statements.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                         FOR THE THREE MONTHS
                                                           ENDED MARCH 31,
                                                         ---------------------
                                                             1995        1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................ $     613  $      557
  Adjustments to reconcile net income to net cash pro-
   vided by (used in) operating activities:
  Depreciation and amortization.........................       536         298
  Change in accrued investment income...................       253         578
  Change in premiums and fees receivable................     1,688       1,531
  Change in reinsurance recoverables....................     1,357      (1,149)
  Change in reinsurance recoverable on unpaid losses....      (125)      3,014
  Change in prepaid reinsurance premiums................      (239)       (188)
  Change in deferred acquisition costs..................        67          14
  Change in unpaid losses and loss adjustment expenses..    (1,565)    (13,148)
  Change in unearned premiums...........................      (680)        209
  Change in policyholder dividends payable..............      (391)          1
  Change in reinsurance payables and funds withheld.....       538          83
  Other, net............................................    (2,352)       (895)
                                                         ---------  ----------
    Net cash (used in) operating activities.............      (300)     (9,095)
                                                         ---------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales:
  Fixed income maturities available-for-sale............       997         --
Investments, matured or called:
  Fixed income maturities held-to-maturity..............       483         --
  Fixed income maturities available-for-sale............     2,932       5,194
Investments, purchased:
  Fixed income maturities held-to-maturity..............      (170)        --
  Fixed income maturities available-for-sale............    (4,224)        --
Proceeds of sale of branch office assets................       --           71
Proceeds of sale of property and equipment..............       --           60
Purchases of property and equipment.....................       (90)        (59)
                                                         ---------  ----------
    Net cash provided by (used in) investing activi-
     ties...............................................       (72)      5,266
                                                         ---------  ----------
  Net decrease in cash and short term investments.......      (372)     (3,829)
  Cash and short term investments at beginning of year..     3,776       9,175
                                                         ---------  ----------
  Cash and short term investments at end of period...... $   3,404  $    5,346
                                                         =========  ==========

          See accompanying Notes to Consolidated Financial Statements.

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                  MARCH 31, 1996
COMMON STOCK
  Balance, beginning of year.....................................   $    1,537
                                                                    ----------
  Balance, end of period.........................................        1,537
                                                                    ----------
ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of year.....................................       46,131
                                                                    ----------
  Balance, end of period.........................................       46,131
                                                                    ----------
NET UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES
  Balance, beginning of year.....................................        5,195
  Net (decrease).................................................       (4,556)
                                                                    ----------
  Balance, end of period.........................................          639
                                                                    ----------
RETAINED EARNINGS
  Balance, beginning of year.....................................       17,024
  Net income.....................................................          557
                                                                    ----------
  Balance, end of period.........................................       17,581
                                                                    ----------
TREASURY STOCK
  Balance, beginning of year.....................................          (66)
                                                                    ----------
  Balance, end of period.........................................          (66)
                                                                    ----------
    TOTAL STOCKHOLDERS' EQUITY...................................   $   65,822
                                                                    ==========
COMMON STOCK, SHARES
  Balance, beginning of year.....................................   15,370,894
                                                                    ----------
  Balance, end of period.........................................   15,370,894
                                                                    ==========
TREASURY STOCK, SHARES
  Balance, beginning of year.....................................       10,639
                                                                    ----------
  Balance, end of period.........................................       10,639
                                                                    ==========

          See accompanying Notes to Consolidated Financial Statements.

                DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1) BASIS OF PRESENTATION

  The accompanying unaudited Consolidated Financial Statements of Danielson Holding Corporation ("DHC" or "Registrant") and subsidiaries (collectively with DHC, the "Company") have been prepared in accordance with generally accepted accounting principles. However, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996. For further information, reference is made to the Consolidated Financial Statements and footnotes thereto included in DHC's Annual Report on Form 10-K for the year ended December 31, 1995.

2) PER SHARE DATA

  Per share data is based on the weighted average number of shares of common stock of DHC, par value $0.10 per share ("Common Stock"), outstanding during a particular year or other relevant period. Earnings per share computations, as calculated under the treasury stock method, include the average number of shares of additional outstanding Common Stock issuable for stock options, whether or not currently exercisable. Such average number of shares were 16,048,970 and 16,013,221 for the three months ended March 31, 1995 and 1996, respectively.

3) INCOME TAXES

  DHC files a Federal consolidated income tax return with its subsidiaries and with certain trusts that assumed various former liabilities of certain present and former subsidiaries of DHC. The Company records its interim tax provisions based upon estimated effective tax rates for the year.

  The Company has made provisions for certain state and local franchise taxes. The amount of these provisions is not material to the Consolidated Financial Statements. Tax filings for these jurisdictions do not consolidate the activity of the trusts referred to above. For further information, reference is made to Note 8 of the Notes to Consolidated Financial Statements included in DHC's Annual Report on Form 10-K for the year ended December 31, 1995.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Midland Financial Group, Inc.:

  We have audited the consolidated balance sheets of Midland Financial Group, Inc. and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of Midland's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland Financial Group, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As discussed in note 1, Midland adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994.

                                          KPMG Peat Marwick LLP

Memphis, Tennessee
March 22, 1996, except as to note 12,
which is dated May 31, 1996

                 MIDLAND FINANCIAL GROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                DECEMBER 31,
                                                              ------------------
                                                                1994      1995
ASSETS:
Cash and equivalents........................................  $ 29,196  $ 12,479
Investment securities (note 3):
  Held to maturity:
    Fixed maturities, at amortized cost (fair value
     $122,953)..............................................   129,287       --
  Available for sale:
    Equity securities, at fair value (cost $5,877 and
     $13,039 respectively)..................................     5,533    13,408
    Fixed maturities, at fair value (amortized cost $1,981
     and $146,637, respectively)............................     1,879   148,916
                                                              --------  --------
      Total investments.....................................   136,699   162,324
Receivables:
  Agents and insureds.......................................    17,252    39,741
  Premium finance contracts.................................     1,523       365
  Reinsurance--direct.......................................     9,624    17,165
        assumed.............................................     1,241       654
  Prepaid reinsurance premium...............................       561    21,207
  Accrued investment income.................................     2,244     2,296
  Deferred policy acquisition costs.........................    15,148     9,617
  Equity investments in nonconsolidated companies...........       424       293
  Furniture and equipment, at cost, net of accumulated
   depreciation of $1,085 and $1,979, respectively..........     2,518     3,398
  Notes receivable (note 9).................................     2,256     2,158
  Deferred income taxes (note 7)............................     1,042     3,813
  Income taxes recoverable..................................       --      5,414
  Other assets..............................................     2,092     2,607
                                                              --------  --------
                                                              $221,820  $283,531
                                                              ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Unpaid losses and loss adjustment expenses (notes 4 and 5)..  $ 56,858  $104,516
Unearned premiums (note 5)--direct..........................    55,901    77,311
assumed.....................................................     6,479     5,162
Due to reinsurers (note 5)..................................       --      7,946
Notes payable (note 6)......................................    40,000    27,000
Other liabilities...........................................     4,788    12,751
                                                              --------  --------
                                                               164,026   234,686
                                                              --------  --------
Stockholders' equity (note 13):
  Common stock, no par value.
  Authorized 50,000,000 shares; 5,344,222 and 5,389,022
   shares issued, respectively..............................    39,258    39,420
  Additional paid-in capital................................     1,887     1,887
  Retained earnings.........................................    16,943     5,796
  Unrealized appreciation (depreciation) of securities
   available for sale, net..................................      (294)    1,742
                                                              --------  --------
                                                                57,794    48,845
Commitments and contingencies (notes 5, 10 and 11)
                                                              $221,820  $283,531
                                                              ========  ========

          See accompanying notes to consolidated financial statements.

                 MIDLAND FINANCIAL GROUP, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                 (DOLLARS IN THOUSANDS--EXCEPT PER SHARE DATA)

                                                   YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1993       1994       1995
INCOME:
  Premiums earned (note 5).................... $   55,272 $  118,218 $  172,394
  Policy fees.................................      4,748      6,491     10,649
  Investment income (note 2)..................      3,330      6,190      9,839
  Net realized investment gains (losses)(note
   3).........................................        698         42         (3)
  Other income................................        461        545        167
                                               ---------- ---------- ----------
                                                   64,509    131,486    193,046
                                               ---------- ---------- ----------
EXPENSES:
  Losses and loss adjustment expenses (notes 4
   and 5).....................................     38,628     84,311    152,103
  Policy acquisition costs....................     12,494     31,431     50,070
  Operating expenses..........................      3,547      3,745      6,368
  Interest....................................         52        970      1,880
  Amortization of intangible assets...........        106        129        135
                                               ---------- ---------- ----------
                                                   54,827    120,586    210,556
    Income (loss) before provision for income
     taxes and equity interest................      9,682     10,900    (17,510)
Provision for income taxes (benefit) (note
 7)...........................................      2,620      2,980     (7,445)
                                               ---------- ---------- ----------
  Income (loss) before equity interests.......      7,062      7,920    (10,065)
Equity interests..............................          6          5         (6)
                                               ---------- ---------- ----------
  Net income (loss)........................... $    7,068 $    7,925 $  (10,071)
                                               ========== ========== ==========
PER SHARE DATA:
  Net income (loss)........................... $     1.34 $     1.45 $    (1.88)
                                               ========== ========== ==========
  Weighted average common shares outstanding..  5,305,824  5,477,666  5,369,461
                                               ========== ========== ==========


          See accompanying notes to consolidated financial statements.

                 MIDLAND FINANCIAL GROUP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                             COMMON STOCK
                          -------------------
                            SHARES
                            ISSUED            ADDITIONAL             UNREALIZED
                              AND              PAID-IN   RETAINED   APPRECIATION
                          OUTSTANDING AMOUNT   CAPITAL   EARNINGS  (DEPRECIATION)  TOTAL
Balances at December 31,
 1992...................   4,346,123  $35,392   $1,887   $  2,483      $  118     $ 39,880
Net income..............         --       --       --       7,068         --         7,068
Warrants exercised......     872,505    3,429      --         --          --         3,429
Options exercised.......      70,686      231      --         --          --           231
Appreciation of equity
 securities.............         --       --       --         --           12           12
                           ---------  -------   ------   --------      ------     --------
Balances at December 31,
 1993...................   5,289,314   39,052    1,887      9,551         130       50,620
Net income..............         --       --       --       7,925         --         7,925
Cash dividends paid
 ($.10 per share).......         --       --       --        (533)        --          (533)
Options exercised.......      14,000       46      --         --          --            46
Warrants exercised......      40,908      160      --         --          --           160
Change in fair value of
 securities available
 for sale net of tax of
 $231...................         --       --       --         --         (424)        (424)
                           ---------  -------   ------   --------      ------     --------
Balances at December 31,
 1994...................   5,344,222   39,258    1,887     16,943        (294)      57,794
Net (loss)..............         --       --       --     (10,071)        --       (10,071)
Cash dividends paid
 ($.20 per share).......         --       --       --      (1,076)        --        (1,076)
Options exercised.......      44,800      162      --         --          --           162
Change in fair value of
 securities available
 for sale net of tax of
 $1,058.................         --       --       --         --        2,036        2,036
                           ---------  -------   ------   --------      ------     --------
Balances at December 31,
 1995...................   5,389,022  $39,420   $1,887   $  5,796      $1,742     $ 48,845
                           =========  =======   ======   ========      ======     ========


          See accompanying notes to consolidated financial statements.

                 MIDLAND FINANCIAL GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1994      1995
Cash flows from operating activities:
Net income (loss)................................  $  7,068  $  7,925  $(10,071)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
 Net realized (gains) losses on securities.......      (698)      (42)        3
 Gain on disposal of fixed assets................       --        --        (33)
 Depreciation....................................       353       550       894
 Amortization of intangibles.....................       139       351       285
 Amortization of discounts and premiums..........       264       673       529
 Deferred taxes..................................      (249)     (526)   (3,828)
 Changes in assets and liabilities:
 Agent and insured receivables, net..............    (2,089)  (10,983)  (22,489)
 Reinsurance receivables.........................    (7,414)   12,826   (27,600)
 Premium finance receivables.....................      (256)     (716)    1,158
 Accrued interest receivable.....................      (545)   (1,085)      (52)
 Deferred policy acquisition costs...............    (5,541)   (8,062)    5,531
 Other assets....................................      (677)     (527)     (868)
 Unpaid losses and loss adjustment expenses......    18,576    21,571    47,658
 Unearned premiums...............................    24,176    23,505    20,093
 Due to reinsurers...............................    (2,246)       (8)    7,946
 Other liabilities...............................     1,582       430     7,461
 Income taxes....................................       100       593    (5,854)
                                                   --------  --------  --------
Net cash provided by operating activities........    32,543    46,475    20,763
                                                   --------  --------  --------
Cash flows from investing activities:
Maturities and calls of securities
 --held to maturity..............................     1,145     4,985     3,260
 --available for sale............................       --        251     1,909
Sales of securities
 --held to maturity..............................    13,820     3,160       --
 --available for sale............................       --      5,720    15,274
Purchases of securities
 --held to maturity..............................   (42,824)  (67,139)  (29,356)
 --available for sale............................       --     (7,884)  (13,208)
Investments in nonconsolidated companies.........       572       (14)      131
Fixed asset additions............................    (1,104)   (1,414)   (2,071)
Fixed asset disposals............................       --        --        329
Investment in insurance programs.................      (342)     (404)       68
                                                   --------  --------  --------
Net cash used in investing activities............   (28,733)  (62,739)  (23,664)
                                                   --------  --------  --------
Cash flows from financing activities:
Notes payable to banks...........................    20,000    30,000    10,000
Note receivable from sale of equity investment...      (405)       72        91
Notes receivable from others.....................    (1,674)     (249)        7
Proceeds from exercise of common stock warrants..     3,429       160       --
Proceeds from issuance of common stock options...       231        46       162
Repayment of debt................................      (286)  (10,000)  (23,000)
Dividend to stockholders.........................       --       (533)   (1,076)
Payments received on notes from stockholders.....        94       --        --
                                                   --------  --------  --------
Net cash provided by (used in) financing
 activities......................................    21,389    19,496   (13,816)
                                                   --------  --------  --------
Net increase (decrease) in cash and equivalents..    25,199     3,232  (16,717)
Cash and equivalents:
 Beginning of year...............................       765    25,964    29,196
                                                   --------  --------  --------
 End of year.....................................  $ 25,964  $ 29,196  $ 12,479
                                                   ========  ========  ========
Supplemental disclosures of cash flow
 information:
Cash paid during the period for:
 Interest........................................  $      4  $    936  $  1,378
 Income taxes....................................     3,020     2,739     2,225
Noncash investing and financing activities:
 Transfers to securities available for sale......       --        --    149,190
 Unrealized gain (loss) on securities available
  for sale.......................................       --       (655)    3,094

          See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1993, 1994 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation and Basis of Presentation

  The consolidated financial statements include the accounts of Midland Financial Group, Inc. (the "Company") and its subsidiaries, except Agents' Financial Services, Inc. a 40% owned affiliate ("AFS"). Midland's investment in AFS is carried at cost plus its equity in the undistributed earnings since date of acquisition. All significant intercompany transactions have been eliminated.

  In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period then ended.

  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the liability for unpaid loss and loss adjustment expense and the recoverability of deferred policy acquisition costs. In connection with the determination of these items, management uses actuarial projections, historical data and current business conditions to formulate estimates, including assumptions related to the ultimate cost to settle claims. These estimates by their nature are subject to uncertainties for various reasons. Midland's results of operations and financial condition could be adversely affected should the ultimate payments required to settle claims be materially in excess of the reserves currently provided.

 Nature of Operations

  Midland writes non-standard personal automobile insurance and commercial automobile insurance for small businesses through six Company-owned and three independent general agencies. These general agencies market Midland's products through approximately 8,500 independent insurance agents in 20 states, primarily in the southeastern and southwestern regions of the United States. During 1995, Midland wrote a significant amount of business in Arizona, California and Florida representing 13%, 19% and 14%, respectively, of gross written premiums.

  The nature of the non-standard automobile insurance business is such that Midland can from time to time, experience abnormally high levels of claims payouts in the event of unusual weather and other conditions, such as heavy rain, hail, wind storms and flooding. Midland utilizes both quota share and excess of loss reinsurance coverage and catastrophic reinsurance options to limit its exposure on these risks.

  Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds and generally expand regulation affecting the insurance industry. These regulatory and judicial activities could impact Midland's premium volume.

  Midland manages its credit risk on its investment securities by maintaining a highly-diversified investment portfolio with limited concentrations in any given region or industry. Interest rate risk is managed through a combination of highly liquid debt instruments purchased with an original maturity of three months or less or fixed maturity securities with an average contractual maturity of approximately 5 years.

 Premiums and Policy Fees

  Premiums, net of amounts ceded to reinsurers, are recognized as income ratably over the terms of the policies. Unearned premiums represent premiums applicable to the unexpired terms of the policies.

                       DECEMBER 31, 1993, 1994 AND 1995


  Midland operates six general agencies which receive non-refundable fees for processing policy applications. Such income is recognized when the effort is completed, generally in the month received.

 Reinsurance

  In the normal course of business, Midland seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

 Deferred Policy Acquisition Costs

  The costs of selling policies (principally commissions and premium taxes) are deferred and reduced by the amount recovered from reinsurers through ceding commissions. The net acquisition costs deferred are amortized to expense over the periods in which the related premiums are earned. In addition, during 1995, Midland wrote off approximately $5.4 million of these costs related to premium reserve deficiencies. Anticipated losses and loss adjustment expenses and investment earnings, based on past experience, are considered in determining the recoverable acquisition costs to be deferred.

  Net deferred policy acquisition costs were (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1994      1995
                                                         (IN THOUSANDS)
   Balance, beginning of period................... $  1,545  $  7,086  $ 15,148
   Acquisition costs deferred.....................   18,035    39,493    44,539
   Amortized to expense during the period.........  (12,494)  (31,431)  (50,070)
                                                   --------  --------  --------
   Balance, end of period......................... $  7,086  $ 15,148  $  9,617
                                                   ========  ========  ========

 Unpaid Losses and Loss Adjustment Expenses

  The liability for unpaid losses and loss adjustment expenses includes reported and incurred but not reported losses and loss adjustment expenses.

  Losses and loss adjustment expenses include the estimated costs of investigating and settling unpaid losses. Such amounts are determined on the basis of claims adjusters' evaluations and other estimates, and accordingly, there can be no assurance that the ultimate liability will not vary from such estimates.

 Investment Securities

  Effective January 1, 1994, Midland adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). Under SFAS No. 115, fixed maturity securities for which a company has the ability and management has the positive intent to hold to maturity are classified as held to maturity securities and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Fixed maturity and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a separate component of stockholders' equity.

                       DECEMBER 31, 1993, 1994 AND 1995

  During September 1995, Company management changed its intent with respect to securities classified as held to maturity and reclassified all securities in its held to maturity portfolio to available for sale. The transfer had no impact on earnings. However, a $1.6 million fair value adjustment was recorded, resulting in a net $1 million increase in stockholders' equity, net of tax. Realized gains and losses on the sale of investments are recognized in the determination of net income or loss on the basis of specific identification. Amortization of premiums and accretion of discounts are computed using the interest method. Changes in the valuation of securities which are considered other than temporary are recorded as losses in the period recognized.

 Income Taxes

  Midland files a consolidated federal income tax return with its wholly-owned subsidiaries.

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Depreciation

  Depreciation on furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets (three to seven years).

 Cash Equivalents

  Midland considers all highly liquid debt instruments purchased with an original maturity at acquisition of three months or less to be cash equivalents.

 Earnings per Share

  Earnings per common share are based on the weighted average number of common shares outstanding, including common stock equivalents, during the periods presented. Outstanding options and warrants are considered common stock equivalents at that point where the market price exceeds the option price. The resultant effect on earnings per share is calculated using the treasury stock method. At December 31, 1995, these common stock equivalents were anti-dilutive.

 Fair Value Disclosures

  The following methods were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value. Fixed maturities and equity securities are valued using quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices of similar securities. Due to the relatively short-term nature of cash, short-term investments, accounts receivable, and accounts payable, their carrying amounts are reasonable estimates of fair value. Fair value of long-term debt is approximately equal to its recorded value. The fair value of Catastrophe Insurance Contracts is determined based on the settlement price on the date of valuation as determined by the exchange on which the contract was traded.

 Recent Accounting Pronouncements

  SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," issued in March, 1995, provides guidance for recognition of impairment losses related to long-

                       DECEMBER 31, 1993, 1994 AND 1995

lived assets, and certain intangibles and related goodwill. The Statement is effective for fiscal years beginning after December 15, 1995.

  SFAS No. 123 "Accounting for Stock-Based Compensation" was issued in October, 1995, and provides for a fair value method of accounting for stock-based compensation arrangements rather than the intrinsic value method now followed. Adoption of the fair value method for purposes of preparing basic financial statements is not required although disclosure or the effect of such adoption is. The Statement is effective for options awarded after December 15, 1995.

  Management believes the adoption of the above-mentioned statements will not have a material impact on Midland's consolidated financial statements.

 Reclassifications

  Certain items in the prior years' financial statements have been reclassified to conform with the 1995 presentation.

(2) INVESTMENT INCOME

  Components of investment income were as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                        1993     1994     1995
   Fixed maturities................................. $  2,837 $  5,318 $  7,699
   Equity securities................................      194      164      607
   Call options on U.S. Treasury Notes..............      --       359     (361)
   Cash and cash equivalents........................      299      349    1,894
                                                     -------- -------- --------
     Investment income.............................. $  3,330 $  6,190 $  9,839
                                                     ======== ======== ========

(3) INVESTMENT SECURITIES

  Realized and unrealized investment gains and losses were as follows (in thousands):

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                        1993    1994      1995
   Realized gains:
     Fixed maturities............................... $   104 $      7  $   764
     Equity securities..............................     965      530      227
                                                     ------- --------  -------
       Total gains..................................   1,069      537      991
                                                     ------- --------  -------
   Realized losses:
     Fixed maturities...............................     138       45       42
     Equity securities..............................     233      450       10
     Catastrophe Insurance Contracts................     --       --       942
                                                     ------- --------  -------
       Total Losses.................................     371      495      994
                                                     ------- --------  -------
     Net realized securities gains (losses)......... $   698 $     42  $    (3)
                                                     ======= ========  =======
   Change in unrealized gains (losses):
     Fixed maturities............................... $ 1,272 $ (7,812) $ 8,715
                                                     ======= ========  =======
     Equity securities.............................. $    12 $   (931) $   713
                                                     ======= ========  =======

                       DECEMBER 31, 1993, 1994 AND 1995


  The amortized cost and estimated fair value of securities follow (in thousands):

                                                  DECEMBER 31, 1994
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
HELD TO MATURITY:
Obligations of the U.S. Government
 and its agencies.................... $  1,521    $  --     $    70   $  1,451
Obligations of states and political
 subdivisions........................   85,749        15      3,200     82,564
Corporate notes and debentures.......    3,667         9        189      3,487
Redeemable preferred stock...........   38,350         1      2,900     35,451
                                      --------    ------    -------   --------
                                      $129,287    $   25    $ 6,359    122,953
                                      --------    ------    -------   --------
AVAILABLE FOR SALE:
Corporate notes and debentures.......    1,730        21        120      1,631
Redeemable preferred stock...........      251       --           3        248
Equity securities....................    5,877       145        489      5,533
                                      --------    ------    -------   --------
                                         7,858       166        612      7,412
                                      --------    ------    -------   --------
                                      $137,145    $  191    $ 6,971   $130,365
                                      ========    ======    =======   ========
                                                  DECEMBER 31, 1995
                                      -----------------------------------------
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED   FAIR
                                        COST      GAINS      LOSSES     VALUE
AVAILABLE FOR SALE:
Obligations of the U.S. Government
 and its agencies.................... $  1,207    $    8    $   --    $  1,215
Obligations of states and political
 subdivisions........................   83,838     1,536        108     85,266
Corporate notes and debentures.......   19,722       125         37     19,810
Redeemable preferred stock...........   41,870     1,064        309     42,625
Equity securities....................   13,039       483        114     13,408
                                      --------    ------    -------   --------
                                      $159,676    $3,216    $   568   $162,324
                                      ========    ======    =======   ========

  The amortized cost and estimated fair value of fixed maturities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands).

                                                            AMORTIZED ESTIMATED
                                                              COST    FAIR VALUE
   AVAILABLE FOR SALE:
   Due in one year or less................................. $ 18,838   $ 18,858
   Due after one year through five years...................   70,525     71,056
   Due after five years through ten years..................   37,938     39,242
   Due after ten years.....................................   19,336     19,760
                                                            --------   --------
                                                            $146,637   $148,916
                                                            ========   ========

  Proceeds from sales of securities during 1993 were $13,820,000. Gross gains of $1,069,000 and gross losses of $371,000 were realized in 1993. In 1994, held to maturity securities with an amortized cost of $3,163,000 were sold resulting in realized losses of $3,000. All sales from the held to maturity portfolio in 1994 were made

                       DECEMBER 31, 1993, 1994 AND 1995

within three months of the contractual maturity of the security. Proceeds from sales of securities available for sale during 1994 were $5,720,000. Gross gains of $537,000 and gross losses of $492,000 were realized on those sales. Proceeds from sales of securities available for sale during 1995 were $15,274,000. Gross gains of $991,000 and gross losses of $52,000 were realized on these sales.

  Investments in fixed maturities on deposit with various regulatory bodies as required by law are as follows (in thousands):

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
   Arkansas Commissioner of Insurance............................ $   50 $   50
   California Commissioner of Insurance..........................    --     200
   Georgia Commissioner of Insurance.............................     25     25
   Louisiana Commissioner of Insurance...........................     70    140
   Nevada Commissioner of Insurance..............................    250    250
   New Mexico Department of Insurance............................    375    375
   Oklahoma Commissioner of Insurance............................    100    100
   South Carolina Department of Insurance........................    650    650
   Tennessee Department of Insurance............................. $1,675 $2,025
                                                                  ------ ------
                                                                  $3,195 $3,815
                                                                  ====== ======

  Investments in securities of a single issuer aggregating more than 10% of stockholders' equity follow (in thousands):

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1994   1995
   Shelby County, TN.............................................. $5,895 $6,670
   Metro Nashville, Davidson County, TN...........................  5,733  6,570
   Memphis, TN Electric System....................................  4,575  5,206

                       DECEMBER 31, 1993, 1994 AND 1995


(4) UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

  Midland's consulting actuary has determined that Midland's liability for unpaid losses and loss adjustment expenses is 2% less than the actuary's selected ultimate liability and falls within an acceptable range of actuarial estimates.

  The following table presents information on changes in the reserve for losses and loss adjustment expenses of Midland for the periods presented (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         1993    1994     1995
   Reserve for losses and loss adjustment expenses at
    beginning of year.................................  $16,711 $35,287 $ 56,858
   Less reinsurance recoverables on unpaid losses and
    loss adjustment expenses..........................    9,590  13,634    6,880
                                                        ------- ------- --------
   Net reserves for losses and loss adjustment
    expenses at beginning of year.....................    7,121  21,653   49,978
   Add:
     Provision for losses and loss adjustment expenses
      occurring:
       Current year...................................   38,341  82,241  141,130
       Prior years....................................      287   2,070   10,973
                                                        ------- ------- --------
         Total........................................   38,628  84,311  152,103
   Less:
     Loss and loss adjustment expense payments for
      claims occurring:
       Current year...................................   17,334  39,542   73,493
       Prior years....................................    6,762  16,444   36,383
                                                        ------- ------- --------
         Total........................................   24,096  55,986  109,876
                                                        ------- ------- --------
   Net reserve for losses and loss adjustment expenses
    at end of year....................................   21,653  49,978   92,205
   Plus reinsurance recoverables on unpaid losses and
    loss adjustment expenses..........................   13,634   6,880   12,311
                                                        ------- ------- --------
   Reserve for losses and loss adjustment expenses at
    end of year.......................................  $35,287 $56,858 $104,516
                                                        ======= ======= ========

  The reinsurance recoverables on paid losses and loss adjustment expenses are $2,762, $2,744 and $4,854 for 1993, 1994, and 1995, respectively.

  During 1995, Midland strengthened its prior year loss reserves by approximately $11.0 million due to adverse development in both the commercial and personal programs and due to higher than anticipated LAE. This adverse development was impacted by a processing backlog in the western region claims office which occurred in the first half of 1995 related to the Arizona and California full-coverage programs.

(5) REINSURANCE

  During 1993 the wholly-owned property and casualty insurance subsidiaries of Midland maintained "quota share" reinsurance agreements whereby a portion of premiums written, incurred losses and loss adjustment

                       DECEMBER 31, 1993, 1994 AND 1995

expenses were ceded to other insurance companies. These quota-share reinsurance agreements were not utilized in 1994. At September 30, 1995, these subsidiaries entered into a 30% quota share agreement with Kemper Reinsurance Company, including a cession of unearned premiums as of that date. This agreement provides reinsurance on Midland's personal automobile programs, which generally are for mandatory limits of liability and other coverages of no more than $25,000 per person and $50,000 per accident for bodily injury, and in the range of $10,000 to $20,000 for property damage.

  The commercial and coastal dwelling programs of Midland provide property and liability limits of up to $1,000,000. Through excess of loss reinsurance, Midland limits its retention on any one risk to $375,000.

  Under reinsurance agreements, in the event that the reinsuring company is unable to pay its portion of the loss based on the coverage ceded, Midland would be responsible for the entire loss. Midland evaluates the financial viability of its reinsurers on a regular basis and has no reason to believe that these reinsurers will be unable to pay their portion of the loss based on the coverage ceded.

  Amounts ceded under all reinsurance agreements were as follows (in thousands)

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                          1993    1994     1995
   Premiums written................................... $ 24,648 $ 1,359 $ 38,372
   Premiums earned....................................   25,461  10,801   17,719
   Losses and loss adjustment expenses incurred.......   18,936   7,279   14,770
   Unearned premiums..................................    9,996     554   21,207
   Unpaid losses and loss adjustment expenses.........   13,634   6,880   12,311

(6) NOTES PAYABLE AND OTHER DEBT

  Components of notes payable were as follows (in thousands):

                                                                  1994    1995
   Short-term borrowings from bank; 8.5% interest;
     Repaid January 1995.......................................  $20,000     --
   Bank credit facility, $30 million, secured by subsidiary op-
    erations:
     Fixed portion of borrowings; 7.11% interest...............   10,000     --
     Floating portion of borrowings; LIBOR + 2.25% (8.5% at
      December 31, 1995).......................................   10,000 $27,000
                                                                 ------- -------
                                                                 $40,000 $27,000
                                                                 ======= =======

  At September 30, 1995, Midland defaulted on certain financial covenants related to the bank credit facility, due to generating a net loss from operations. Midland has since been unable to cure the default. On January 25, 1996, Midland signed an agreement with the lender to change the entire facility to a floating interest rate equivalent to 8.5% retroactive to October 1, 1995. In addition, Midland paid a $67,500 amendment fee and the lender fixed the facility at $27 million decreasing with future principal payments.

  Effective March 1, 1996, the loan agreement was restructured, with the payment of an additional $50,000 fee. The floating rate was adjusted to LIBOR + 3.25% through June 30, 1996 and LIBOR + 3.50% thereafter.

  In anticipation of the completion of Midland's proposed merger with Danielson Holding Corporation, further discussed at Note 15, "Subsequent Events," the lender has agreed to waive a principal payment

                       DECEMBER 31, 1993, 1994 AND 1995

scheduled for March 31, 1996. Principal is payable quarterly thereafter through June 1, 1998. Interest is payable quarterly March 31, 1996 through June 30, 1998.

(7) INCOME TAXES

  The components of income tax expense (benefit) are as follows (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       1993     1994      1995
   Current:
     Federal........................................ $ 2,705  $ 3,311  $ (3,845)
     State..........................................     164      195       228
                                                     -------  -------  --------
                                                       2,869    3,506    (3,617)
   Deferred:
     Federal........................................    (226)    (528)   (3,695)
     State..........................................     (23)       2      (133)
                                                     -------  -------  --------
                                                        (249)    (526)   (3,828)
                                                     -------  -------  --------
   Total............................................ $ 2,620  $ 2,980  $ (7,445)
                                                     =======  =======  ========

  Income tax expense differs from the amounts computed by applying the federal income tax rates to income before income taxes and equity interests due to the following (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                      1993     1994      1995
   Tax expense at statutory rate................... $ 3,292  $ 3,715  $ (5,953)
   State taxes (net of federal deduction)..........      93      129        63
   Dividend received deduction.....................    (172)    (343)     (661)
   Tax exempt interest.............................    (562)    (802)   (1,180)
   Other, net......................................     (31)     281       286
                                                    -------  -------  --------
                                                    $ 2,620  $ 2,980  $ (7,445)
                                                    =======  =======  ========

                       DECEMBER 31, 1993, 1994 AND 1995


  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994, respectively, are presented below in thousands:

                                                               1994     1995
                                                                (UNAUDITED)
   Deferred tax assets:
     Unearned premiums....................................... $ 4,327  $ 4,244
     Discounted losses.......................................   1,957    3,407
     Unrealized securities losses............................     151      --
     Deferred compensation...................................     --       253
     Net operating loss carryforwards........................     --       248
     Other...................................................     253      192
                                                              -------  -------
       Total gross deferred tax asset........................   6,688    8,344
       Less valuation allowance..............................     --       --
                                                              -------  -------
       Net deferred tax assets...............................   6,688    8,344
   Deferred tax liabilities:
     Deferred acquisition costs..............................  (5,301)  (3,324)
     Equipment, principally due to differences in deprecia-
      tion...................................................     (95)    (194)
     Unrealized securities gains.............................     --      (906)
     Other...................................................    (250)    (107)
                                                              -------  -------
       Total gross deferred tax liability....................  (5,646)  (4,531)
                                                              -------  -------
       Net deferred tax asset................................ $ 1,042  $ 3,813
                                                              -------  -------

  Based upon the level of historical taxable income and projections for future taxable income over periods which the deferred tax assets are deductible, management believes it is more likely than not Midland will realize the benefits of the deductible differences at December 31, 1995.

(8) RELATED PARTY TRANSACTIONS

  During 1993, 1994 and 1995, Midland paid fees of $201,000, $324,000, and
$351,000, respectively, to an investment company which has certain stockholders and directors that are also stockholders and directors of Midland.

  Midland has a line of credit to an affiliate which bears interest at prime plus 3%. Balances outstanding related to this line of credit were $1.3 million and $1.2 million at December 31, 1994 and 1995, respectively.

(9) EMPLOYEE BENEFIT AND INCENTIVE PLANS

  In April, 1989, Midland adopted a nonqualified incentive stock option plan for officers and key employees. The plan provided for the granting of options to purchase up to 154,000 shares of common stock of Midland at prices not less than fair market value, as determined by the Board of Directors, on the date options are granted. The options vest ratably over a 5 year period and are exercisable up to 10 years from the dates of grant. In connection with the granting of an option, Midland also granted a companion stock appreciation right ("SAR"). The SAR gives the employee the right to surrender for cancellation all or part of the shares covered by the option, to the extent such option is exercisable. In the event of surrender, an employee is entitled to receive payment of up to 100% of the option exercise price. Options with related SAR's were granted as follows: 1989, 59,486 shares at $3.26 per share; 1990, 42,000 shares at $3.32; and 1991, 42,000 at $3.71. During 1993, options to purchase 70,686 shares were exercised for a total of $231,000. During 1994, options to purchase 14,000 shares

                       DECEMBER 31, 1993, 1994 AND 1995

were exercised for a total of $46,410. During 1995, options to purchase 44,800 shares were exercised for a total of $162,000.

  In November, 1992, the plan was frozen with the simultaneous adoption of a long-term incentive plan for officers and directors. The remaining options available for grant under the previous plan were combined with new options available for grant for a total of 136,514 options available. In 1993 and in 1995, the stockholders approved share increases in the number of shares available under this plan totalling 500,000. Options under the 1992 plan are granted at the fair market value at the date of grant, vest over varying periods at the discretion of the committee, and expire 10 years from the date of grant. Options to purchase 129,500 shares were granted in 1992 at an option price of $14 per share. Options to purchase 222,000 shares were granted in 1993 at prices from $20.25 to $21.625. Options to purchase 35,000 shares were granted in 1994 at an option price of $14.75. Options to purchase 157,000 shares were granted in 1995 at prices from $9.50 per share to $18.75 per share. No options have been exercised with respect to the plan.

  Midland has a defined contribution plan (Savings Plan) intended to be a qualified plan under Section 401(a) and 401(k) of the Internal Revenue Code. Eligible participants include all officers and employees with six months of service. Employee contributions (up to 15% of defined compensation) are matched 50% by Midland up to a limit of 2.5% of the participant's compensation. The participants vest in Midland's matched contributions in equal increments over a four-year period. Matching expense related to the savings plan for the years ended December 31, 1993, 1994 and 1995 were approximately $84,000, $120,883, and $99,700, respectively.

  In 1994, Midland adopted a deferred compensation plan under which certain employees may defer up to 25% of their compensation and its directors may defer 100% of their compensation. Midland matches 100% of the employee deferrals up to 10% of their compensation in years in which Midland's net income reaches certain levels. Amounts deposited into these plans are unsecured liabilities of Midland. The total liability included in accrued premium taxes and other expenses for these plans at December 31, 1995 and 1994 was $979,174 and $373,485, respectively. The contribution matching expense related to the plan for the year ended December 31, 1994 was $114,698. Due to the net loss for the year ended December 31, 1995, Midland was not required to match employee contributions. In connection with the administration of this plan, Midland has purchased Company-owned life insurance policies insuring the lives of certain directors, officers and key employees. The purpose of these policies is to fund the payment of benefits to the participants.

(10) LEGAL PROCEEDINGS

  In August 1994, Midland and three of its wholly owned subsidiaries were named in a civil lawsuit on behalf of two Chapter 13 debtors and as putative representatives of a plaintiff's class challenging the validity of the Chapter 13 automobile insurance program in Alabama. The plaintiffs sought certification of a class, a declaration that the insurance policies violate Alabama statutes, a permanent injunction against further implementation of the Chapter 13 automobile insurance program in Alabama, and reimbursement of premiums received by Midland under the Chapter 13 automobile program in Alabama. Midland and its subsidiaries denied the material allegations of the complaint and were awarded Dismissal by Summary Judgement in August 1995. The plaintiffs filed a motion for reconsideration which was denied in October 1995. The plaintiffs have appealed this determination and no decision has been rendered to date.

  In May 1995, Midland, one of its officers and one of its subsidiaries were named in a wrongful termination lawsuit by a former employee. This lawsuit is pending in the State of Illinois Circuit Court, Seventh Judicial Circuit. The plaintiff seeks $200,000 in compensatory damages and $1 million in punitive damages. The matter is in the discovery stages. Management of Midland believes that it had valid cause for the dismissal of this employee and presently intends to vigorously defend the case. Management of Midland believes that the resolution of this matter will not have a material impact on Midland's operations.

                       DECEMBER 31, 1993, 1994 AND 1995


  Midland and its subsidiaries are involved in asserted claims in the normal course of business. Management believes the outcome of these matters in the aggregate will not have a material adverse effect on the consolidated financial statements of Midland.

(11) COMMITMENTS AND CONTINGENT LIABILITIES

 Catastrophe Insurance Contracts

  Midland utilizes catastrophe insurance futures and options (CAT contracts) to help manage Midland's risk from catastrophic losses. These CAT contracts are traded on the Chicago Board of Trade and are designed to track insured catastrophic losses on a regional and nationwide basis. The CAT contracts are indexed to loss notices as determined by Insurance Services Office, Inc. (ISO) using data obtained from designated reporting companies. ISO considers losses reported to the designated companies as of the end of the quarter following the loss quarter. ISO estimates quarterly premiums based on the most recent statutory annual statements filed by the reporting companies. Since the premium is known and constant during the life of the CAT contract, any changes in CAT contract prices are due entirely to changes in the amount of reported losses.

  The CAT program is used by management as a supplement to reinsurance treaties. Depending on CBOT quotes and conditions in the traditional catastrophic reinsurance market, the standardized nature of the CAT contracts provides management the opportunity to "shop" for better price and coverage in specific regions that a reinsurance company may not be able to offer in a timely fashion.

  The program has been used to reduce Midland's exposure to catastrophic risk with the ISO September Eastern contract at the CBOT. These particular contracts focus on the Atlantic coast and gulf regions of the country. It is in certain areas of those regions that management believes it has catastrophic exposure that is too costly to reinsure "traditionally". The contracts are based on industry wide loss ratio calculated by the ISO. Management purchases or sells calls or puts at various loss ratios to be long the loss ratio. This way, if the industry is suffering from catastrophic losses the loss ratio will increase. Management believes that gains in the value of the CAT contracts resulting from catastrophic losses will offset underwriting losses. Should the value of the contracts decline as a result of lower industry losses, Management believes that the effect will be offset by lower underwriting losses.

  During 1995, Midland wrote 384 contracts with a $9.6 million notional value, purchased 272 contracts with a $6.8 million notional value, and terminated 193 contracts with a $4.8 million notional value. Midland realized gains of $855,000 on terminated contracts during 1995. At December 31, 1995, Midland had unrealized losses of $1.8 million on open contracts. The contracts are carried at fair value at December 31, 1995. The table below summarizes the open futures and options positions and the owned options at December 31, 1995:

                                                                   PREMIUM
                         NUMBER OF  NOTIONAL   STRIKE EXPIRATION  RECEIVED      FAIR
                         CONTRACTS   AMOUNT    PRICE     DATE      (PAID)      VALUE
Call options............    129    $ 3,225,000   70    4/30/96   $  (261,064) $    --
Put options.............     12        300,000   70    4/30/96        93,627   184,500
Call options............    184      4,600,000   50    4/30/96       581,555       --
Futures.................    138      3,450,000   70    4/30/96    (2,415,000)  389,970
                            ---    -----------                   -----------  --------
                            463    $11,575,000                   $(2,000,882) $574,470
                            ===    ===========                   ===========  ========

 Leases

  Midland and its subsidiaries lease office space under noncancellable operating leases expiring through the year 2006. Rent expense under the leases was approximately $460,000, $669,000, and $930,000 for the years

                       DECEMBER 31, 1993, 1994 AND 1995

ended December 31, 1993, 1994 and 1995, respectively. Future rental commitments under noncancellable operating leases aggregate approximately $5,632,000 at December 31, 1995 and are payable as follows (in thousands):

      1996............................................................... $1,294
      1997...............................................................  1,262
      1998...............................................................    769
      1999...............................................................    405
      2000...............................................................    326
      2001 and beyond....................................................  1,576
                                                                          ------
                                                                          $5,632
                                                                          ======

(12) REGULATORY EXAMINATION

  The State of Tennessee Department of Commerce and Insurance (The Examiners) have completed the fieldwork in connection with their regular examination of Midland Risk Insurance Company (MRIC) and Specialty Risk Insurance Company
(SRIC) as of December 31, 1994 and issued their report of findings. The Examiners have questioned the admissibility of certain of the assets of MRIC and SRIC, including MRIC's $9 million equity investment in SRIC, for statutory capital purposes. The aggregate amount of assets whose admissibility the Examiners questioned was approximately $10 million and $9.6 million at December 31, 1995 and 1994, respectively. Midland's management has responded to the Examiner's report and indicated that they believe the assets should be admitted for statutory capital purposes. In addition, MRIC and SRIC continue to prepare financial statements for statutory reporting purposes, which admit the assets questioned by the Examiners. Midland is unable to determine the outcome, if any, of the matters raised by the Examiners. However, management believes that the affect of not admitting such assets would not materially impact Midland's operations because the resulting impact on Midland's risk-based capital position and capital adequacy ratio is not expected to affect Midland's ability to continue its anticipated level of premium writings.

                       DECEMBER 31, 1993, 1994 AND 1995


(13) STATUTORY CAPITAL AND SURPLUS

  Statutory accounting practices for insurance companies differ somewhat from generally accepted accounting principles. Reconciliations of statutory capital and surplus and income, as determined using statutory accounting principles, to the amounts included in the accompanying financial statements is as follows:

                                                             AT DECEMBER 31,
                                                            ------------------
                                                              1994      1995
   Combined statutory capital and surplus.................. $ 62,558  $ 56,588
   GAAP adjustments:
     Deferred policy acquisition costs.....................   15,148     9,617
     Unrealized appreciation on fixed maturities...........      --      1,957
     Deferred income taxes.................................   (5,549)    4,051
     Other.................................................      345       760
                                                            --------  --------
       GAAP stockholders' equity...........................   72,502    72,973
   Noninsurance company adjustments:
     Note payable..........................................  (20,000)  (27,000)
     Other.................................................    5,292     2,872
                                                            --------  --------
       Stockholders' equity as presented herein............ $ 57,794  $ 48,845
                                                            ========  ========
                                                               YEAR ENDED
                                                            ------------------
                                                              1994      1995
   Combined statutory net income (loss)....................    2,068    (9,617)
   GAAP adjustments:
     Deferred policy acquisition costs.....................    7,159    (5,292)
     Deferred income taxes.................................   (2,727)    3,200
                                                            --------  --------
       GAAP net income.....................................    6,500   (11,709)
   Noninsurance company adjustments........................    1,425     1,638
                                                            --------  --------
     Net income (loss) as presented herein................. $  7,925  $(10,071)
                                                            ========  ========

  MRIC cannot declare dividends in excess of the greater of 10% of statutory capital and surplus or the net income for the preceding fiscal year unless approval is obtained from the Tennessee Department of Insurance. In addition, MRIC is required by the State of Tennessee to maintain statutory capital and surplus of at least $2,000,000.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                       DECEMBER 31, 1993, 1994 AND 1995


(14) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Presented below is unaudited quarterly financial information for 1994 and 1995. The information has been restated for the effect of reclassifying securities in the held to maturity portfolio to the available for sale portfolio during the third quarter of 1995 (see Note 1).

                                                          1994
                                           ------------------------------------
                                            FIRST    SECOND   THIRD     FOURTH
                                           QUARTER  QUARTER  QUARTER   QUARTER
Total income.............................. $ 24,359 $ 32,153 $ 36,199  $ 38,775
Total expenses............................   21,126   28,600   32,287    38,573
Net income................................    2,258    2,454    2,637       576
Net income per share......................      .41      .45      .48       .11
                                                          1995
                                           ------------------------------------
                                            FIRST    SECOND   THIRD     FOURTH
                                           QUARTER  QUARTER  QUARTER   QUARTER
Total investments
  --held to maturity...................... $139,330 $144,102      --        --
  --available for sale....................    8,793    8,828 $160,203  $162,324
Total assets..............................  219,977  254,276  287,438   283,531
Total stockholders' equity................   60,407   63,206   58,111    48,845
Total income..............................   42,870   50,691   55,321    44,164
Total expenses............................   39,348   47,066   64,554    60,530
Net income (loss).........................    2,609    2,795   (5,723)   (9,752)
Net income (loss) per share...............      .48      .51    (1.05)    (1.81)

(15) SUBSEQUENT EVENTS

  On February 9, 1996, Midland's Board of Directors suspended the policy adopted in August, 1994 of paying a quarterly dividend on its common stock.

  On February 26, 1996, Midland entered into an Agreement and Plan of Merger with Danielson Holding Corporation. The merger will be accounted for by the purchase method of accounting. The Agreement calls for holders of Midland's stock to receive consideration of 1.6 times audited book value at December 31, 1995, in a combination of cash, preferred stock and common stock. Midland anticipates completion of the merger during the second quarter of 1996.

  Effective March 1, 1996, Midland entered into an Amended and Restated Loan Agreement with its lender, SunTrust Bank of Nashville. This agreement provides for principal payments quarterly June 30, 1996 through June 30, 1998 and interest payments quarterly March 31, 1996 through June 30, 1998. The loan agreement includes new financial covenants, with which management expects to comply.

                         MIDLAND FINANCIAL GROUP, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                            DEC. 31,  MARCH 31,
                                                              1995      1996
                                                                     (UNAUDITED)
ASSETS
Cash and equivalents....................................... $ 12,479  $  3,925
Investments available for sale at fair value:
  Equity securities........................................   13,408    14,838
  Fixed maturities.........................................  148,916   147,163
                                                            --------  --------
                                                             162,324   162,001
Receivables:
  Agents and insureds......................................   39,741    38,473
  Finance contracts receivable.............................      365       282
  Reinsurance receivables--direct..........................   17,165    18,570
  --assumed................................................      654       432
Prepaid reinsurance premium................................   21,207    21,408
Accrued investment income..................................    2,296     2,067
Deferred policy acq. costs.................................    9,617     9,440
Net furniture, equip, fixtures.............................    3,398     3,334
Notes receivable...........................................    2,158     2,743
Subsidiary investments.....................................      293     2,267
Deferred income taxes......................................    3,813     4,350
Income taxes recoverable...................................    5,414     5,624
Other assets...............................................    2,607     4,659
                                                            --------  --------
    Total Assets........................................... $283,531  $279,575
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Unpaid losses and loss adjustment expenses................. $104,516  $107,716
Unearned premiums and fees--direct.........................   77,311    78,710
- --assumed..................................................    5,162     3,172
Due to reinsurers..........................................    7,946     3,473
Notes payable and other debt...............................   27,000    26,000
Accrued premium taxes and other expenses...................   12,751     9,923
                                                            --------  --------
    Total Liabilities......................................  234,686   228,994
                                                            --------  --------
Common stock...............................................   39,420    41,625
Additional paid-in capital.................................    1,887     1,887
Retained earnings..........................................    5,796     6,354
Unrealized depr. on equity.................................    1,742       715
    Total Stockholders' Equity.............................   48,845    50,581
                                                            --------  --------
      Total Liabilities and Stockholders' Equity........... $283,531  $279,575
                                                            ========  ========

                         MIDLAND FINANCIAL GROUP, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                              1995       1996
Gross premiums written................................... $  49,083  $  51,890
                                                          =========  =========
Net premiums written..................................... $  48,293  $  38,271
                                                          =========  =========
Income:
  Premiums earned........................................ $  38,787  $  39,064
  Commissions and policy fees............................     1,983      3,080
  Investment income......................................     2,064      2,159
  Net realized investment gains..........................       (30)       407
  Other income...........................................        66         21
                                                          ---------  ---------
                                                             42,870     44,731
                                                          ---------  ---------
Expenses:
  Losses and loss adjustment expenses....................    27,786     32,147
  Policy acquisition costs...............................     9,671      9,746
  Operating expenses.....................................     1,458      1,755
  Interest...............................................       402        629
  Amortization of intangible assets......................        31         36
                                                          ---------  ---------
                                                             39,348     44,313
                                                          ---------  ---------
Income before provision for income taxes and equity in-
 terests.................................................     3,522        418
Provision for income taxes...............................       879       (125)
                                                          ---------  ---------
Income before equity interests...........................     2,643        543
Equity interests.........................................        34         15
                                                          ---------  ---------
Net income............................................... $   2,609  $     528
                                                          =========  =========
Net income per common share.............................. $     .48  $     .10
                                                          =========  =========
Weighted average common shares outstanding...............     5,462      5,567
                                                          =========  =========

                         MIDLAND FINANCIAL GROUP, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                MARCH 31,
                                                            ------------------
                                                              1995      1996
Net cash flows from operating activities................... $  6,094  $ (6,376)
                                                            --------  --------
Cash flows from investing activities:
  Sales of investments.....................................       73    27,439
  Purchases of investments.................................  (11,346)  (28,913)
  Other....................................................     (135)      (78)
                                                            --------  --------
  Net cash used by investing activities....................  (11,408)   (1,552)
                                                            --------  --------
Cash flows from financing activities:
  Exercise of warrants and options.........................       28       --
  Repayment of debt........................................  (21,000)   (1,000)
  Other....................................................     (246)      374
                                                            --------  --------
  Net cash used by financing activities....................  (21,218)     (626)
                                                            --------  --------
Cash, beginning of period..................................   29,196    12,479
                                                            --------  --------
Cash, end of period........................................ $  2,664  $  3,925
                                                            ========  ========

                         MIDLAND FINANCIAL GROUP, INC.
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies in effect as of December 31, 1995 as set forth in the annual consolidated financial statements of Midland Financial Group, Inc. (the "Company"), of such date. In the opinion of Management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included. Certain 1995 amounts have been reclassified to conform with the 1996 presentation. The results of operations for the three-month period ended March 31, 1996, are not necessarily indicative of the results to be expected for the full year.

   The computations of earnings per share are based upon the weighted average number of common shares outstanding during each period adjusted for the assumed exercise of all outstanding stock options using the treasury stock method (5,462,000 and 5,567,000 for the three months ended March 31, 1995 and 1996, respectively).

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICI-TATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                           PAGE
Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
Prospectus Summary........................................................   3
Summary Historical Financial Data of Danielson............................  10
Summary Historical Financial Data of Midland..............................  11
Pro Forma Financial Information...........................................  12
Risk Factors..............................................................  17
Price Range of Common Stock and Dividends.................................  20
Capitalization............................................................  21
Use of Proceeds...........................................................  21
Selected Consolidated Historical Financial Data of Danielson..............  22
Danielson Management's Discussion and Analysis of Financial Condition and
 Results of Operations....................................................  23
Selected Consolidated Historical Financial Data of Midland................  32
Midland Management's Discussion and Analysis of Financial Condition and
 Results of Operations....................................................  33
Description of Business...................................................  38
Management................................................................  66
Principal Stockholders....................................................  67
Certain Relationships and Related Transactions............................  69
Description of Danielson Capital Stock....................................  70
Certain U.S. Tax Considerations...........................................  76
Underwriting..............................................................  79
Legal Matters.............................................................  81
Experts...................................................................  81
Glossary of Selected Insurance Terms...................................... G-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                            12,363,636 SHARES

                              DANIELSON HOLDING
                                 CORPORATION

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             SALOMON BROTHERS INC

                                      , 1996


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION, DATED     , 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THE       +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              [ALTERNATE COVER FOR INTERNATIONAL PROSPECTUS]

PROSPECTUS
    , 1996

                             12,363,636 SHARES

                         DANIELSON HOLDING CORPORATION

                                  COMMON STOCK

  Of the 12,363,636 shares of Common Stock, $0.10 par value per share ( the "Common Stock"), being offered, 9,863,636 shares are initially being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,500,000 shares are initially being offered for sale outside of the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). All of the shares of Common Stock offered hereby, are being sold by the Company. The Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "DHC." On July 9, 1996, the reported last sale price of the Common Stock on the AMEX was $6.875 per share. C. Kirk Rhein, Jr., the Company's President and Chief Executive Officer, and James P. Heffernan, the Company's Chief Financial Officer, will each purchase $500,000 of Common Stock at the public offering price, net of underwriting discounts and commissions. See "Underwriting."

  Danielson will use a substantial portion of the net proceeds of the Offerings to finance the cash portion of the consideration to be paid in the merger of Midland Financial Group, Inc. ("Midland") into a wholly-owned subsidiary of the Company (the "Merger") and to make a $30 million capital contribution to such subsidiary after the effectiveness of the Merger (the "Capital Contribution"). See "Use of Proceeds." The consummation of the Merger is a condition to the closing of the Offerings.

  IN ORDER TO AVOID AN "OWNERSHIP CHANGE" FOR FEDERAL TAX PURPOSES, DANIELSON'S CERTIFICATE OF INCORPORATION PROHIBITS ANY PERSON FROM BECOMING A BENEFICIAL OWNER OF 5% OR MORE OF DANIELSON'S OUTSTANDING COMMON STOCK, EXCEPT UNDER LIMITED CIRCUMSTANCES DESCRIBED HEREIN. CONSEQUENTLY, NO PERSON MAY ACQUIRE SHARES OF COMMON STOCK IN THE OFFERINGS IF, AFTER GIVING EFFECT TO THAT ACQUISITION, SUCH PERSON WOULD BENEFICIALLY OWN, EITHER DIRECTLY OR INDIRECTLY, MORE THAN 1,445,000 SHARES OF COMMON STOCK. SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DESCRIPTION OF THIS OWNERSHIP LIMITATION AND CERTAIN OTHER FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                                 PRICE   UNDERWRITING   PROCEEDS
                                                 TO THE DISCOUNTS AND    TO THE
                                                 PUBLIC COMMISSIONS(1) COMPANY(2)
- ---------------------------------------------------------------------------------
Per Share.......................................  $          $            $
Total(3)........................................ $          $            $

- --------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $   payable by the Company.

(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to 1,900,000 additional shares of Common Stock at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds
    to the Company will be $   , $    and $   , respectively. See
    "Underwriting."

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York, on or about         , 1996.


DONALDSON, LUFKIN & JENRETTE        SALOMON BROTHERS INTERNATIONAL LIMITED
  SECURITIES CORPORATION

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICI-TATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                           PAGE
Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
Prospectus Summary........................................................   3
Summary Historical Financial Data of Danielson............................  10
Summary Historical Financial Data of Midland..............................  11
Pro Forma Financial Information...........................................  12
Risk Factors..............................................................  17
Price Range of Common Stock and Dividends.................................  20
Capitalization............................................................  21
Use of Proceeds...........................................................  21
Selected Consolidated Historical Financial Data of Danielson..............  22
Danielson Management's Discussion and Analysis of Financial Condition and
 Results of Operations....................................................  23
Selected Consolidated Historical Financial Data of Midland................  32
Midland Management's Discussion and Analysis of Financial Condition and
 Results of Operations....................................................  33
Description of Business...................................................  38
Management................................................................  66
Principal Stockholders....................................................  67
Certain Relationships and Related Transactions............................  69
Description of Danielson Capital Stock....................................  70
Certain U.S. Tax Considerations...........................................  76
Underwriting..............................................................  79
Legal Matters.............................................................  81
Experts...................................................................  81
Glossary of Selected Insurance Terms...................................... G-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

              [ALTERNATE COVER FOR INTERNATIONAL PROSPECTUS]

                            12,363,636 SHARES

                              DANIELSON HOLDING
                                 CORPORATION

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION


                             SALOMON BROTHERS

                          INTERNATIONAL LIMITED

                                      , 1996


- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

    SEC Registration Fee............................................ $29,310.35
    NASD Fee........................................................      9,000
    AMEX Listing Fee................................................          *
    Printing and Engraving Expenses.................................          *
    Legal Fees and Expenses.........................................          *
    Accounting Fees and Expenses....................................          *
    Blue Sky Fees and Expenses......................................     20,000
    Miscellaneous...................................................          *
                                                                     ----------
    Total........................................................... $        *
                                                                     ==========

- ---------------------
* To be completed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Bylaws provide that the Company shall indemnify and hold harmless, to the fullest extent which it is empowered to do unless prohibited from doing so by the Delaware General Corporation Law, as it exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), any person who was or is a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of the Company, or while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and that such indemnification shall continue as to any such person who has ceased to be a director or officer, and shall inure to the benefit of such person's heirs, executors and administrators; provided, however, that except with respect to proceedings to enforce indemnification rights, the Company shall indemnify any such person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Company's Board of Directors.

  Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful; and further that a corporation may indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  The Bylaws further provide that the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the Company, except that it shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Company) that the claimant has not met the standards of conduct (as set forth above) which make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Company.

  The Bylaws further provide that the right to indemnification shall be a contract right and shall include the right to be paid by the Company for the expenses incurred in defending any such proceeding in advance of its final disposition unless otherwise determined by the board of directors of the Company in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company; and that such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors of the Company deems appropriate. The rights conferred in the Bylaws to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

  Section 102 of the Delaware General Corporation Law allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damage for a breach of fiduciary duty as a director, except in the case where the director (i) breaches such person's duty of loyalty to the corporation or its stockholders,
(ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock purchase or redemption in violation of Section 174 of the Delaware General Corporation Law or (iv) obtains an improper personal benefit. Article Tenth of the Company's Certificate of Incorporation includes a provision which eliminates directors' personal liability to the fullest extent permitted under the Delaware General Corporation Law.

  The Company maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS.

    EXHIBITS
      *1.1    -- Form of Underwriting Agreement.
       2.1    -- Agreement and Plan of Merger, dated as of February 26, 1996, as amended, among Midland Financial Group, Inc., Danielson
                 Holding Corporation and Mission Sub E, Inc. (filed as
                 Appendices A, A-1 and A-2 to the Registration Statement on
                 Form S-4, dated July 5, 1996).

    EXHIBITS
       4.1    -- Certificate of Incorporation of Danielson Holding Corporation
                 (included as Appendix B to Proxy Statement, dated April 1,
                 1992).
      *4.2    -- Certificate of Amendment of Certificate of Incorporation of
                 Danielson Holding Corporation.
      *5.1    -- Opinion of Anderson Kill & Olick, P.C.
      *5.2    -- Opinion of Davis Polk & Wardwell.
      *8.1    -- Opinion of Anderson Kill & Olick, P.C.
     *15.1    -- Letter re: unaudited interim financial information
                 Consent of Anderson Kill & Olick, P.C.--See Exhibits 5.1 and
      23.1    -- 8.1.
      23.2    -- Consent of Davis Polk & Wardwell--See Exhibit 5.2.
      23.3    -- Consent of KPMG Peat Marwick LLP.
      23.4    -- Consent of KPMG Peat Marwick LLP.
      24.1    -- Power of Attorney (see page II-4).

- ---------------------
* To be filed by amendment.

  (B) FINANCIAL STATEMENT SCHEDULES

    Danielson Holding Corporation

      Schedule I          --Summary of Investments--Other than Investments in
                            Related Parties

      Schedule II         --Condensed Financial Information of Danielson

      Schedule III and VI --Supplementary Insurance Information and
                            Supplemental Information Concerning Property-Casualty Insurance Operations

      Schedule IV         --Reinsurance

      Schedule V          --Valuation and Qualifying Accounts Schedule

    Midland Financial Group, Inc.

      Schedule I          --Summary of Investments--Other than Investments in
                            Related Parties

      Schedule II         --Condensed Financial Information of Midland

      Schedule IV         --Reinsurance

ITEM 17. UNDERTAKINGS

  (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2) The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

  (3) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (4) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on this 10th day of July, 1996.

                                          DANIELSON HOLDING CORPORATION


                                          By:      /s/ C. Kirk Rhein, Jr.
                                             ----------------------------------
                                                     C. Kirk Rhein, Jr.
                                                 President, Chief Executive
                                                    Officer and Director


  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                               TITLE                                      DATE
          ---------                               -----                                      ----

           *                     President, Chief Executive Officer                 July 10, 1996
- ----------------------------       and Director (principal executive officer)
     C. Kirk Rhein, Jr.

           *                     Chief Financial Officer and Director               July 10, 1996
- ----------------------------       (principal financial officer)
     James P. Heffernan

           *                     Controller (principal accounting officer)          July 10, 1996
- ----------------------------
     Claudia C. Cosenza

           *                     Chairman of the Board, Chief                       July 10, 1996
- ----------------------------       Investment Officer and Director
      Martin J. Whitman

           *                     Director                                           July 10, 1996
- ----------------------------
      Joseph F. Porrino

           *                     Director                                           July 10, 1996
- ----------------------------
    William R. Story

                                 Director                                                  , 1996
- ----------------------------
        Frank B. Ryan

                                 Director                                                  , 1996
- ----------------------------
     Eugene M. Isenberg

                                 Director                                                  , 1996
- ----------------------------
     Wallace O. Sellers

*By:    /s/ Lisa D. Levey
     ---------------------------
            Lisa D. Levey
        as Attorney-in-Fact

                                                                      SCHEDULE I

                 DANIELSON HOLDING CORPORATION AND SUBSIDIARIES
       SUMMARY OF INVESTMENTS--OTHER THAN INVESTMENTS IN RELATED PARTIES
                                 (IN THOUSANDS)

                                                DECEMBER 31, 1995
                                   -------------------------------------------
                                      COST OR       FAIR   AMOUNT REFLECTED ON
                                   AMORTIZED COST  VALUE      BALANCE SHEET
Fixed maturities classified as
 available-for-sale:
  U.S. Government/Agency..........    $ 54,865    $ 56,715      $ 56,715
  Mortgage-backed.................      62,342      63,606        63,606
  Corporate.......................      50,566      52,274        52,274
                                      --------    --------      --------
    TOTAL FIXED MATURITIES........     167,773     172,595       172,595
                                      --------    --------      --------
Equity securities:
  Common stocks...................         256         629           629
                                      --------    --------      --------
    TOTAL EQUITY SECURITIES.......         256         629           629
                                      --------    --------      --------
Short term investments............       8,570       8,570         8,570
                                      --------    --------      --------
    TOTAL INVESTMENTS.............    $176,599    $181,794      $181,794
                                      ========    ========      ========

                                                                     SCHEDULE II

                         DANIELSON HOLDING CORPORATION
               CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
                             (PARENT COMPANY ONLY)
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                        FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                      -------------------------
                                                       1993     1994     1995
REVENUES:
  Net investment income.............................. $   597  $   435  $   675
  Net realized investment losses.....................     --       --        (2)
  Other income.......................................     --        12       26
                                                      -------  -------  -------
    TOTAL REVENUES...................................     597      447      699
                                                      -------  -------  -------
EXPENSES:
  Employee compensation and benefits.................   1,182    1,118    1,442
  Professional fees..................................     429      751      221
  Other general and administrative fees..............     625      697      657
                                                      -------  -------  -------
    TOTAL EXPENSES...................................   2,236    2,566    2,320
                                                      -------  -------  -------
Income (loss) before provision for income taxes......  (1,639)  (2,119)  (1,621)
Income tax provision.................................      54       40       36
                                                      -------  -------  -------
Loss before equity in net income of subsidiaries.....  (1,693)  (2,159)  (1,657)
Equity in net income of subsidiaries.................   4,927    5,304    3,973
                                                      -------  -------  -------
INCOME BEFORE EXTRAORDINARY ITEM.....................   3,234    3,145    2,316
  Extraordinary item.................................     --       750      --
                                                      -------  -------  -------
NET INCOME........................................... $ 3,234  $ 3,895  $ 2,316
                                                      =======  =======  =======

                         DANIELSON HOLDING CORPORATION
               CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
                             (PARENT COMPANY ONLY)
                                 BALANCE SHEETS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                DECEMBER 31,
                                                               ----------------
                                                                1994     1995
ASSETS:
Cash.........................................................  $    51  $    18
Fixed maturities:
  Available-for-sale at fair value (Cost: $12,794 and
   $10,487)..................................................   12,736   10,530
Short term investments, at cost which approximates fair val-
 ue..........................................................      165      466
                                                               -------  -------
    TOTAL CASH AND INVESTMENTS...............................   12,952   11,014
Investment in subsidiaries...................................   48,944   58,289
Accrued investment income....................................      176      175
Other assets.................................................      576      626
                                                               -------  -------
    TOTAL ASSETS.............................................  $62,648  $70,104
                                                               =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY:
Other liabilities............................................  $   330  $   283
                                                               -------  -------
    Total liabilities........................................      330      283
                                                               -------  -------
Preferred Stock ($0.10 par value; authorized 10,000,000
 shares; none issued and outstanding)........................      --       --
Common Stock ($0.10 par value; authorized 20,000,000 shares;
 issued 15,370,894 shares and 15,370,894 shares; outstanding
 15,360,270 shares and 15,360,255 shares)....................    1,537    1,537
Additional paid-in capital...................................   46,417   46,131
Net unrealized gain (loss) on available-for-sale securities..     (278)   5,195
Retained earnings............................................   14,708   17,024
Treasury stock (Cost of 10,624 shares and 10,639 shares).....      (66)     (66)
                                                               -------  -------
    TOTAL STOCKHOLDERS' EQUITY...............................   62,318   69,821
                                                               -------  -------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...............  $62,648  $70,104
                                                               =======  =======

                         DANIELSON HOLDING CORPORATION
               CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
                             (PARENT COMPANY ONLY)
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income......................................  $  3,234  $  3,895  $  2,316
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Net realized investment losses................       --        --          2
  Depreciation and amortization.................       (46)      125        86
  Equity in net (income) of subsidiaries........    (4,927)   (5,304)   (3,973)
  Increase (decrease) in accrued expenses.......       (47)       56       (47)
  Other, net....................................      (238)      209       (79)
                                                  --------  --------  --------
    Net cash (used in) operating activities.....    (2,024)   (1,019)   (1,695)
                                                  --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments purchased:
  Fixed income maturities available-for-sale....       --    (12,933)  (10,787)
  Fixed income maturities held-to-maturity......    (8,592)      --        --
Proceeds from sales:
  Fixed income maturities available-for-sale....       --      7,026     1,837
Investments, matured or called
  Fixed income maturities available-for-sale....       --        --     11,210
  Fixed income maturities held-to-maturity......       --      8,430       --
  Change in accrued investment income...........        36      (127)        1
                                                  --------  --------  --------
    Net cash provided by (used in) investing ac-
     tivities...................................    (8,556)    2,396     2,261
                                                  --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of Danielson Trust Company..........    (4,611)      --        --
Acquisition of Western Trust Services...........       --     (2,505)      --
Proceeds from exercise of options to purchase
 Common Stock...................................       --        774       --
Retirement of stock options.....................       --        --       (286)
Purchase of treasury stock......................       --        (56)      --
Dividend received from subsidiary...............       668       --        --
Change in receivable from subsidiary............      (137)     (344)      (12)
Return of capital from subsidiaries.............       133        (2)      --
                                                  --------  --------  --------
    Net cash (used in) financing activities.....    (3,947)   (2,133)     (298)
                                                  --------  --------  --------
Net increase (decrease) in cash and short term
 investments....................................   (14,527)     (756)      268
Cash and short term investments at beginning of
 year...........................................    15,499       972       216
                                                  --------  --------  --------
CASH AND SHORT TERM INVESTMENTS AT END OF YEAR..  $    972  $    216  $    484
                                                  ========  ========  ========

                                                                     SCHEDULE IV

                         DANIELSON HOLDING CORPORATION
                                  REINSURANCE
                                 (IN THOUSANDS)

                                      CEDED EARNED ASSUMED EARNED            PERCENTAGE OF
                         GROSS EARNED   TO OTHER     FROM OTHER   NET EARNED     AMOUNT
                            AMOUNT     COMPANIES     COMPANIES      AMOUNT   ASSUMED TO NET
YEAR ENDED DECEMBER 31,
 1993:
Property and liability
 insurance premiums.....   $ 91,768     $ 5,784        $  68       $86,052        --
                           ========     =======        =====       =======        ===       ===
YEAR ENDED DECEMBER 31,
 1994:
Property and liability
 insurance premiums.....   $106,552     $13,261        $ --        $93,291        --
                           ========     =======        =====       =======        ===       ===
YEAR ENDED DECEMBER 31,
 1995:
Property and liability
 insurance premiums.....   $ 76,688     $16,140        $ --        $60,548        --
                           ========     =======        =====       =======        ===       ===

                                                                      SCHEDULE V

                         DANIELSON HOLDING CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                        ADDITIONS
                                             -------------------------------
                             BALANCE AT      CHARGED TO COSTS   CHARGED TO               BALANCE AT
                         BEGINNING OF PERIOD   AND EXPENSES   OTHER ACCOUNTS DEDUCTIONS END OF PERIOD
Allowance for premiums
 and fees receivable....        $323              $ 117           $ --         $ 283        $157
                                ====              =====           =====        =====        ====
Allowance for
 uncollectable
 reinsurance on paid
 losses.................        $675              $ --            $ --         $ 287        $388
                                ====              =====           =====        =====        ====
Allowance for
 uncollectable
 reinsurance on unpaid
 losses.................        $425              $ --            $ --         $ --         $425
                                ====              =====           =====        =====        ====

                              SCHEDULES III AND VI

                         DANIELSON HOLDING CORPORATION
  SUPPLEMENTARY INSURANCE INFORMATION AND SUPPLEMENTAL INFORMATION CONCERNING
                    PROPERTY--CASUALTY INSURANCE OPERATIONS
                                 (IN THOUSANDS)

                                     RESERVES FOR
                                        UNPAID
                                      CLAIMS AND                             OTHER
                          DEFERRED      CLAIM     DISCOUNT FROM          POLICY CLAIMS
    AFFILIATION WITH     ACQUISITION  ADJUSTMENT  RESERVES FOR  UNEARNED AND BENEFITS  NET EARNED INVESTMENT
       REGISTRANT           COSTS      EXPENSES   UNPAID CLAIMS PREMIUMS    PAYABLE     PREMIUMS    INCOME
Consolidated Property--
 Casualty Entities:
  As of and for the year
   ended 12/31/93.......   $2,196      $137,479       $--       $16,502      $--        $86,052    $12,587
                                                      ====                   ====
  As of and for the year
   ended 12/31/94.......   $2,204      $146,330       $--       $14,328      $--        $93,291    $11,287
                                                      ====                   ====
  As of and for the year
   ended 12/31/95.......   $1,045      $137,406       $--       $ 8,563      $--        $60,548    $12,351
                                                      ====                   ====

                             CLAIMS AND CLAIM
                           ADJUSTMENT EXPENSES
                           INCURRED RELATED TO
                         ------------------------   AMORTIZATION      OTHER       PAID CLAIMS
    AFFILIATION WITH                                 OF DEFERRED    OPERATING      AND CLAIM      NET WRITTEN
       REGISTRANT        CURRENT YEAR PRIOR YEARS ACQUISITION COSTS EXPENSES  ADJUSTMENT EXPENSES  PREMIUMS
Consolidated Property--
 Casualty Entities:
  As of and for the year
   ended 12/31/93.......   $65,157      $  743         $14,812       $2,181         $51,502         $87,953
  As of and for the year
   ended 12/31/94.......   $67,131      $  384         $13,724       $4,953         $58,113         $91,069
  As of and for the year
   ended 12/31/95.......   $45,592      $3,123         $ 9,089       $4,302         $61,046         $55,295

                                                                      SCHEDULE I

                         MIDLAND FINANCIAL GROUP, INC.
       SUMMARY OF INVESTMENTS--OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                     AMOUNT AT
                                                                    WHICH SHOWN
                                                                      IN THE
                                                             FAIR     BALANCE
TYPE OF INVESTMENT                                  COST    VALUE      SHEET
FIXED MATURITIES:
Bonds:
  United States Government and government
   agencies...................................... $  1,207 $  1,215  $  1,215
  Municipalities.................................   83,838   85,266    85,266
  All other corporate bonds......................   19,722   19,810    19,810
  Redeemable preferred stock.....................   41,870   42,625    42,625
                                                  -------- --------  --------
    Total fixed maturities.......................  146,637  148,916   148,916
                                                  -------- --------  --------
EQUITY SECURITIES:
Common stock.....................................   13,039   13,408    13,408
                                                  -------- --------  --------
    Total equity securities......................   13,039   13,408    13,408
                                                  -------- --------  --------
    Total Investments............................ $159,676 $162,324  $162,324
                                                  ======== ========  ========

                                                         SCHEDULE II PAGE 1 OF 5

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                         MIDLAND FINANCIAL GROUP, INC.
                             (PARENT COMPANY ONLY)
                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                 1994     1995
                                    ASSETS
Investments in subsidiaries...................................  $74,425  $76,671
Cash and equivalents..........................................       29    1,869
Securities available for sale.................................    6,732      --
Due from affiliates...........................................   13,365      --
Furniture and equipment.......................................    1,335    2,167
Notes receivable..............................................    1,756    1,651
Other assets..................................................      916    1,049
Deferred income taxes.........................................      --       125
Income taxes recoverable......................................      235    1,470
                                                                -------  -------
                                                                $98,793  $85,002
                                                                =======  =======
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable.................................................  $40,000  $27,000
Due to affiliates.............................................      --     7,212
Accrued expenses..............................................      559    1,945
Income taxes payable..........................................      440      --
                                                                -------  -------
                                                                 40,999   36,157
                                                                -------  -------
STOCKHOLDERS' EQUITY:
Common stock..................................................   39,258   39,420
Additional paid-in capital....................................    1,887    1,887
Retained earnings.............................................   16,943    5,796
Unrealized appreciation (depreciation) of securities available
 for sale.....................................................     (294)   1,742
                                                                -------  -------
    Total stockholders' equity................................   57,794   48,845
                                                                -------  -------
                                                                $98,793  $85,002
                                                                =======  =======

            See accompanying note to condensed financial statements.

                                                         SCHEDULE II PAGE 2 OF 5

                         MIDLAND FINANCIAL GROUP, INC.
                             (PARENT COMPANY ONLY)
                         CONDENSED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                 (IN THOUSANDS)

                                                       1993    1994     1995
Income:
  Investment income.................................. $  186  $  652  $  1,929
  Net realized securities gain.......................    186     --        --
  Management fees....................................    552     695     1,284
  Other..............................................     58       7       --
                                                      ------  ------  --------
                                                         982   1,354     3,213
                                                      ------  ------  --------
Expenses:
  General and administrative.........................    266     173     1,908
  Interest expense...................................    --      924     1,859
                                                      ------  ------  --------
                                                         266   1,097     3,767
                                                      ------  ------  --------
    Income (loss) before income taxes and equity in-
     terests.........................................    716     257      (554)
Income tax provision.................................   (254)   (283)     (114)
                                                      ------  ------  --------
  Income (loss) before equity interests..............    462     (26)     (668)
Equity interests.....................................      6       5        (6)
                                                      ------  ------  --------
  Net income (loss) before equity in undistributed
   income of subsidiaries............................    468     (21)     (674)
Equity in undistributed income of subsidiaries.......  6,600   7,946    (9,397)
                                                      ------  ------  --------
  Net income (loss).................................. $7,068  $7,925  $(10,071)
                                                      ======  ======  ========


            See accompanying note to condensed financial statements.

                                                                    SCHEDULE II
                                                                    PAGE 3 OF 5

                 MIDLAND FINANCIAL GROUP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                             COMMON STOCK
                          -------------------
                            SHARES            ADDITIONAL             UNREALIZED
                          ISSUED AND           PAID-IN   RETAINED   APPRECIATION
                          OUTSTANDING AMOUNT   CAPITAL   EARNINGS  (DEPRECIATION)  TOTAL
Balances at December 31,
 1992...................   4,346,123  $35,392   $1,887   $  2,483      $  118     $ 39,880
Net income..............         --       --       --       7,068         --         7,068
Warrants exercised......     872,505    3,429      --         --          --         3,429
Options exercised.......      70,686      231      --         --          --           231
Appreciation of equity
 securities.............         --       --       --         --           12           12
                           ---------  -------   ------   --------      ------     --------
Balances at December 31,
 1993...................   5,289,314   39,052    1,887      9,551         130       50,620
Net income..............         --       --       --       7,925         --         7,925
Cash dividends paid
 ($.10 per share).......         --       --       --        (533)        --          (533)
Options exercised.......      14,000       46      --         --          --            46
Warrants exercised......      40,908      160      --         --          --           160
Change in fair value of
 securities available
 for sale net of tax of
 $231...................         --       --       --         --         (424)        (424)
                           ---------  -------   ------   --------      ------     --------
Balances at December 31,
 1994...................   5,344,222   39,258    1,887     16,943        (294)      57,794
Net loss................         --       --       --     (10,071)        --       (10,071)
Cash dividends paid
 ($.20 per share).......         --       --       --      (1,076)        --        (1,076)
Options exercised.......      44,800      162      --         --          --           162
Change in fair value of
 securities available
 for sale net of tax
 of $1,058..............         --       --       --         --        2,036        2,036
                           ---------  -------   ------   --------      ------     --------
Balances at December 31,
 1995...................   5,389,022  $39,420   $1,887   $  5,796      $1,742     $ 48,845
                           =========  =======   ======   ========      ======     ========


            See accompanying note to condensed financial statements.

                                                                    SCHEDULE II
                                                                    PAGE 4 OF 5

                         MIDLAND FINANCIAL GROUP, INC.
                             (PARENT COMPANY ONLY)
                       CONDENSED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31 1993, 1994, AND 1995
                                 (IN THOUSANDS)

                                                    1993      1994      1995
Cash flows from operating activities:
  Net income (loss).............................. $  7,068  $  7,925  $(10,071)
  Gain on investments............................     (186)      --        --
Changes in assets and liabilities:
  Other assets...................................      390      (779)     (133)
  Accrued expenses and other liabilities.........      (11)      549     1,386
  Income taxes payable...........................     (429)      505    (1,800)
  Other noncash items............................       18        51       137
                                                  --------  --------  --------
Net cash provided by (used in) operating activi-
 ties............................................    6,850  $  8,251   (10,481)
                                                  --------  --------  --------
Cash flows from investing activities:
  Investment in subsidiaries.....................  (18,659)  (17,512)   (2,246)
  Purchases of investments.......................   (8,985)   (7,429)      --
  Sales of investments...........................    3,811     5,720     6,732
  Fixed asset additions..........................     (260)     (655)      945
  Other..........................................     (100)       (6)      126
                                                  --------  --------  --------
Net cash provided by (used in) investing activi-
 ties............................................  (24,099)  (19,976)    5,557
                                                  --------  --------  --------
Cash flows from financing activities:
  Proceeds from credit facility..................   20,000    30,000    10,000
  Notes receivable...............................   (1,579)     (177)      102
  Proceeds from exercise of common stock warrants
   and options...................................    3,660       206       162
  Repayment of debt..............................      --    (10,000)  (23,000)
  Loans to affiliates............................   (2,244)  (10,330)   20,576
  Dividends to stockholders......................      --       (533)    (1076)
                                                  --------  --------  --------
Net cash provided by financing activities........   19,837     9,166     6,764
                                                  --------  --------  --------
Increase (decrease) in cash......................    2,588    (2,559)    1,840
Cash at beginning of year........................      --      2,588        29
                                                  --------  --------  --------
Cash at end of year.............................. $  2,588  $     29  $  1,869
                                                  ========  ========  ========

            See accompanying note to condensed financial statements.

                                                                     SCHEDULE II
                                                                     PAGE 5 OF 5

                         MIDLAND FINANCIAL GROUP, INC.
                             (PARENT COMPANY ONLY)
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                    NOTE TO CONDENSED FINANCIAL STATEMENTS

(1) The accompanying condensed financial information should be read in conjunction with the consolidated financial statements of Midland Financial Group, Inc. and subsidiaries as of December 31, 1994 and 1995 and for the three-year period ended December 31, 1995.

                                                                     SCHEDULE IV

                         MIDLAND FINANCIAL GROUP, INC.
                                  REINSURANCE
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                   (AMOUNTS IN THOUSANDS, EXCEPT PERCENTAGES)

                                                    ASSUMED          PERCENTAGE
                                         CEDED TO    FROM            OF AMOUNT
                                 DIRECT    OTHER     OTHER     NET    ASSUMED
                                 AMOUNT  COMPANIES COMPANIES AMOUNT    TO NET
Year ended December 31, 1993:
Premiums
Property casualty.............. $ 78,329  25,461     2,402    55,272    4.35
                                --------  ------    ------   -------    ----
Total.......................... $ 78,329  25,429     2,402    55,272    4.35
                                ========  ======    ======   =======    ====
Year ended December 31, 1994:
Premiums
Property casualty.............. $117,738  10,801    11,281   118,218    9.54
                                --------  ------    ------   -------    ----
Total.......................... $117,738  10,801    11,281   118,218    9.54
                                ========  ======    ======   =======    ====
Year Ended December 31, 1995:
Premiums
Property casualty.............. $175,226  17,719    14,887   172,394    8.64
                                --------  ------    ------   -------    ----
Total.......................... $175,226  17,719    14,887   172,394    8.64
                                ========  ======    ======   =======    ====

                                 EXHIBIT INDEX

 EXHIBITS DESCRIPTION
   *1.1   --Form of Underwriting Agreement.
    2.1   --Agreement and Plan of Merger, dated as of February 26, 1996, as amended, among Midland Financial Group, Inc., Danielson Holding
           Corporation and Mission Sub E, Inc. (filed as Appendices A, A-1 and A-2 to the Registration Statement on Form S-4, dated July 5,
           1996).
    4.1   --Certificate of Incorporation of Danielson Holding Corporation
           (included as Appendix B to Proxy Statement, dated April 1, 1992).
   *4.2   --Certificate of Amendment of Certificate of Incorporation of
           Danielson Holding Corporation.
   *5.1   --Opinion of Anderson Kill & Olick, P.C.
   *5.2   --Opinion of Davis Polk & Wardwell.
   *8.1   --Opinion of Anderson Kill & Olick, P.C.
  *15.1   --Letter re: unaudited interim financial information.
   23.1   --Consent of Anderson Kill & Olick, P.C.--See Exhibits 5.1 and 8.1.
   23.2   --Consent of Davis Polk & Wardwell--See Exhibit 5.2.
   23.3   --Consent of KPMG Peat Marwick LLP.
   23.4   --Consent of KPMG Peat Marwick LLP.
   24.1   --Power of Attorney (see page II-4).

- ---------------------
* To be filed by amendment.